EXHIBIT 99.1

Execution Version

CREDIT AGREEMENT

by and among

WELLS FARGO CANADA CORPORATION,

as Administrative Agent,

THE LENDERS THAT ARE PARTIES HERETO

as the Lenders,

and

BIRKS GROUP INC.,

as Borrower

Dated as of October 23, 2017

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

(continued)

-vi-

EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Assignment and Acceptance
Exhibit B-1	Form of Borrowing Base Certificate
Exhibit B-4	Form of Bank Product Provider Agreement
Exhibit C-1	Form of Compliance Certificate
Exhibit C-2	Form of Credit Card Notification
Exhibit I-1	Form of Information Certificate
Exhibit L-1	Form of Non-Base Rate Notice
Schedule A-1	Agent’s Canadian Account
Schedule A-2	Agent’s US Account
Schedule A-3	Authorized Persons
Schedule C-1	Commitments
Schedule D-1	Canadian Designated Account(s)
Schedule D-2	US Designated Account(s)
Schedule E-1	Eligible Inventory Locations
Schedule P-1	Permitted Investments
Schedule P-2	Permitted Liens
Schedule R-1	Real Property Collateral
Schedule 1.1	Definitions
Schedule 3.1	Conditions Precedent
Schedule 3.6	Conditions Subsequent
Schedule 4.1	Capitalization of Borrower and its Subsidiaries
Schedule 4.6(b)	Litigation
Schedule 4.11	Environmental Matters
Schedule 4.14	Permitted Indebtedness
Schedule 4.19	Employee and Labour Matters
Schedule 4.20	Intellectual Property
Schedule 4.23	Location of Inventory; Chief Executive Office
Schedule 4.26	Credit Card Arrangements
Schedule 4.27	Material Contracts
Schedule 5.1	Financial Statements, Reports, Certificates
Schedule 5.2	Collateral Reporting
Schedule 6.5	Nature of Business

-vii-

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this “Agreement”), is entered into as of October 23, 2017, by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), WELLS FARGO CANADA CORPORATION, a Nova Scotia unlimited company, as administrative agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, “Agent”), BIRKS GROUP INC. and together with each other Person organized under the laws of Canada or a province thereof that joins hereunder as a “Borrower” after the Closing Date in accordance with the terms hereof (each, a “Borrower” and all references herein to “Borrower” shall include each such additional Borrower who so joins).

The parties agree as follows:

1. DEFINITIONS AND CONSTRUCTION.

1.1. Definitions. Capitalized terms used in this Agreement shall have the meanings specified therefor on Schedule 1.1.

1.2. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP; provided, that if Administrative Borrower notifies Agent that Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Closing Date or in the application thereof on the operation of such provision (or if Agent notifies Administrative Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then Agent and Borrower agrees that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lenders and Borrower after such Accounting Change conform as nearly as possible to their respective positions before such Accounting Change and, until any such amendments have been agreed upon and agreed to by the Required Lenders, the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred. When used herein, the term “financial statements” shall include the notes and schedules thereto. Whenever the term “Borrower” is used in respect of a financial covenant or a related definition, it shall be understood to mean Borrower and its Subsidiaries on a consolidated basis, unless the context clearly requires otherwise. Notwithstanding anything to the contrary contained herein, (a) all financial statements delivered hereunder shall be prepared, and all financial covenants contained herein shall be calculated, without giving effect to any election under the Statement of Financial Accounting Standards No. 159 (or any similar accounting principle) permitting a Person to value its financial liabilities or Indebtedness at the fair value thereof and (b) the term “unqualified opinion” as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is (i) unqualified, and (ii) does not include any qualification as to scope, going concern or similar items.

1.3. PPSA. Any terms used in this Agreement that are defined in the PPSA shall be construed and defined as set forth in the PPSA unless otherwise defined herein. Notwithstanding the foregoing, and where the context so requires, (i) any term defined in this Agreement by reference to the PPSA shall also have any extended, alternative or analogous meaning given to such term in the Code, in all cases for the extension, preservation or betterment of the security granted by a Loan Party formed in the United States and rights of the Collateral located in the United States, (ii) all references to Canada or to any subdivision, department, agency or instrumentality thereof shall be deemed to refer also to the United States of America or to any subdivision, department, agency or instrumentality thereof, and (iii) all references to federal or state securities law of the United States shall be deemed to refer also to analogous applicable federal and provincial securities laws in Canada.

1.4. Construction. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to “law” means all international, foreign, federal, provincial, state and local statutes, treaties, rules, guidelines, regulations, by-laws, ordinances, decrees, codes and administrative or judicial or arbitral or administrative or ministerial or departmental or regulatory precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of any Governmental Authority. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. All references to “province” or like terms shall include “territory” and like terms. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds in the Applicable Currency of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fees and the Unused Line Fee) and are unpaid; provided that such fees or charges shall not include fees and charges accrued pursuant to Letters of Credit that have been cash collateralized in accordance with the Letter of Credit Collateralization requirements under this Agreement and Bank Product Obligations (other than Hedge Obligations) to the extent Bank Product Collateralization has been provided in respect thereof, (b) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization in the Applicable Currency, (c) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization in the Applicable Currency, (d) the receipt by Agent of cash collateral in the Applicable Currency in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including legal expenses to the extent payable pursuant to Section 10.3), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, but in no event greater than 103% of the face amount of such claim or demand to the extent a specific amount has been claimed or demanded, (e) the payment or repayment in full in immediately available funds in the Applicable Currency of all other outstanding Obligations (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Obligations) under Hedge Agreements provided by Hedge Providers) other than, in any case, (i) unasserted contingent indemnification Obligations, (ii) any Bank Product Obligations (other than Hedge Obligations) that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding without being required to be repaid or cash collateralized, and (iii) any Hedge Obligations that, at such time, are allowed by the applicable Hedge Provider to remain outstanding without being required to be repaid, and (f) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record.

1.5. Time References. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, all references to time of day refer to Eastern standard time or Eastern daylight saving time, as in effect in Toronto, Ontario on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided that, with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.6. Schedules and Exhibits. All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.7. Exchange Rates; Currency Equivalents; Applicable Currency.

(a) All references to “Dollars” or “$” shall mean Canadian Dollars unless otherwise specified herein. For purposes of this Agreement and the other Loan Documents, the Canadian Dollar Equivalent of the Revolving Loans, Letters of Credit, other Obligations and other references to amounts denominated in a currency other than Canadian Dollars shall be determined in accordance with the terms of this Agreement. Such Canadian Dollar Equivalent shall become effective as of such Revaluation Date for such Revolving Loans, Letters of Credit and other Obligations and shall be the Canadian Dollar Equivalent employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur for such Revolving Loans, Letters of Credit and other Obligations. Except as otherwise expressly provided herein or in the applicable other Loan Document, the applicable amount of any currency for purposes of this Agreement and the other Loan Documents (including all calculations in connection with the covenants, including the financial covenants) shall be the Canadian Dollar Equivalent thereof, and for the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in currencies other than Canadian Dollars shall be converted into the Canadian Dollar Equivalent of such amount on the date of calculation, comparison, measurement or determination. Notwithstanding the foregoing, for the purposes of financial statements prepared by Borrower, the Canadian Dollar Equivalent of each amount in a currency other than Canadian Dollars shall be determined in accordance with GAAP.

(b) Wherever in this Agreement and the other Loan Documents in connection with a borrowing, conversion, continuation or prepayment of a Revolving Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Canadian Dollars, but such Revolving Loan or Letter of Credit is denominated in US Dollars, such amount shall be the relevant US Dollar Equivalent of such Canadian Dollar amount (rounded to the nearest US Dollar, with 0.5 of a unit being rounded upward).

1.8. Quebec Interpretation. For all purposes of any assets, liabilities or entities located in the Province of Quebec and for all purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (a) “personal property” shall include “movable property”, (b) “real property” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “prior claim” and a “resolutory clause”, (f) all references to filing, registering or recording under the PPSA shall include publication under the Civil Code of Quebec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff’ or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “prior claim”, (q) “survey” shall include “certificate of location and plan”, and (r) “fee simple title” shall include “absolute ownership”.

2. LOANS AND TERMS OF PAYMENT.

2.1. Revolving Loans.

(a) Subject to the terms and conditions of this Agreement, and during the term of this Agreement, each Revolving Lender with a Revolver Commitment agrees (severally, not jointly or jointly and severally) to make revolving loans in Canadian Dollars or US Dollars (as selected by Administrative Borrower) (“Revolving Loans”) to Borrower in an amount at any one time outstanding not to exceed the Canadian Dollar Equivalent of the lesser of:

(i) such Lender’s Revolver Commitment, and

(ii) such Lender’s Pro Rata Share of an amount equal to the lesser of:

(A) the amount equal to (1) the Maximum Credit Amount less (2) the sum of (x) the Letter of Credit Usage at such time plus (y) the principal amount of Swing Loans outstanding at such time, and

(B) the amount equal to the Borrowing Base as of such date (based upon the Borrowing Base set forth in the most recent Borrowing Base Certificate delivered by Borrower to Agent) less the sum of (1) the Letter of Credit Usage at such time, plus (2) the principal amount of the Swing Loans outstanding at such time.

(b) Amounts borrowed pursuant to this Section 2.1 may be repaid and, subject to the terms and conditions of this Agreement, reborrowed at any time during the term of this Agreement. The outstanding principal amount of the Revolving Loans, together with interest accrued and unpaid thereon, shall constitute Obligations and shall be due and payable on the Maturity Date or, if earlier, on the date on which they are declared due and payable pursuant to the terms of this Agreement.

(c) Anything to the contrary in this Section 2.1 notwithstanding, Agent shall have the right (but not the obligation), in the exercise of its Permitted Discretion, to establish and increase or decrease Receivable Reserves, Inventory Reserves, Bank Product Reserves, Canadian Priority Payable Reserves and other Reserves against the Borrowing Base; provided, that Agent shall notify Borrower at least 5 Business Days prior to the date on which any such reserve is to be established or increased; provided further, that (A) Borrower may not obtain any new Revolving Loans (including Swing Loans) or Letters of Credit to the extent that such Revolving Loan (including Swing Loans) or Letter of Credit would cause an Overadvance after giving effect to the establishment or increase of such reserve as set forth in such notice; (B) no such prior notice shall be required for changes to any reserves established under this Agreement resulting solely by virtue of mathematical calculations of the amount of the Reserve in accordance with the methodology of calculation set forth in this Agreement or previously utilized; (C) no such prior notice shall be required during the continuance of any Event of Default and (D) no such prior notice shall be required with respect to any Reserve established in respect of any consensual Lien that has priority over Agent’s Liens on the Collateral. The amount of any Receivable Reserve, Inventory Reserve, Bank Product Reserve, Canadian Priority Payables Reserve or other Reserve shall be established by Agent in its Permitted Discretion and shall have a reasonable relationship to the event, condition, other circumstance, or fact that is the basis for such reserve and shall not be duplicative of any other Reserve established and currently maintained. No reserve shall be implemented with respect to matters which are already specifically reflected as ineligible Accounts or Inventory or Credit Card Receivables.

(d) Anything to the contrary in this Section 2.1 notwithstanding, at no time shall the Canadian Dollar Equivalent of the Revolver Usage exceed the Maximum Credit Amount.

2.2. [Intentionally Omitted].

2.3. Borrowing Procedures and Settlements.

(a) Procedure for Borrowing Revolving Loans. Each Borrowing shall be made by a written request by an Authorized Person delivered to Agent and received by Agent no later than 1:00 p.m. (i) on the Business Day that is the requested Funding Date in the case of a request for a Base Rate Loan or, if available, a Swing Loan, and (ii) on the Business Day that is 3 Business Days prior to the requested Funding Date in the case of a request for a Non-Base Rate Loan, specifying (A) the amount and type of such Borrowing, and in each case, whether in Canadian Dollars or US Dollars), and (B) the requested Funding Date (which shall be a Business Day); provided, that Agent may, in its sole discretion, elect to accept as timely requests that are received later than 1:00 p.m. on the applicable Business Day. At Agent’s election, in lieu of delivering the above-described written request, any Authorized Person may give Agent telephonic notice of such request by the required time. In such circumstances, Borrower agrees that any such telephonic notice will be confirmed by Administrative Borrower in writing within 24 hours of the giving of such telephonic notice, but the failure to provide such written confirmation shall not affect the validity of the request.

(b) Making of Swing Loans. In the case of a request for a Swing Loan by Administrative Borrower and so long as either (i) the aggregate amount of Swing Loans made since the last Settlement Date, minus all payments or other amounts applied to Swing Loans since the last Settlement Date, plus the amount of the requested Swing Loan does not exceed 10% of the Maximum Credit Amount, or (ii) the Swing Lender, in its sole discretion, agrees to make such Swing Loan notwithstanding the foregoing limitation, the Swing Lender shall make a Revolving Loan (any such Revolving Loan for the account of Borrower made by Swing Lender pursuant to this Section 2.3(b) being referred to as a “Swing Loan” and all such Revolving Loans for the account of Borrower by Swing Lender being referred to as “Swing Loans” available to Borrower on the Funding Date applicable thereto by transferring immediately available funds in the Applicable Currency in the amount of such requested Borrowing to the Canadian Designated Account or US Designated Account, as applicable. Each Swing Loan shall be deemed to be a Revolving Loan hereunder and shall be subject to all the terms and conditions (including Section 3) applicable to other Revolving Loans except that all payments (including interest) on any Swing Loan shall be payable to the Swing Lender solely for its own account. Subject to the provisions of Section 2.3(d)(ii), Swing Lender shall not make or be obligated to make any Swing Loan if Swing Lender has actual knowledge that (i) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied or waived on the requested Funding Date for the Borrowing, or (ii) the requested Borrowing would exceed Excess Availability on such Funding Date. Swing Lender shall not otherwise be required to determine whether the applicable conditions precedent set forth in Section 3 have been satisfied on the Funding Date applicable thereto prior to making any Swing Loan. The Swing Loans shall constitute Revolving Loans and Obligations, and bear interest at the rate applicable from time to time to Revolving Loans in the Applicable Currency that are Base Rate Loans. Notwithstanding anything contained herein to the contrary, Swing Loans shall not be available at any time that WF Canada is the only Lender.

(c) Making of Revolving Loans.

(i) In the event that the Swing Lender is not obligated to make a Swing Loan, then after receipt of a request for a Borrowing pursuant to Section 2.3(a), Agent shall notify the applicable Lenders by telecopy, telephone, email, or other electronic form of transmission, of the requested Borrowing; such notification to be sent on the Business Day that is 1 Business Day prior to the requested Funding Date. If Agent has notified the applicable Lenders of a requested Borrowing on the Business Day that is 1 Business Day prior to the Funding Date, then each Lender with the applicable Revolving Commitment shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds in the Applicable Currency, to Agent’s US Account or Agent’s Canadian Account, as applicable, not later than 10:00 a.m. on the Business Day that is the requested Funding Date. After Agent’s receipt of the proceeds of such Revolving Loans from the applicable Lenders, Agent shall make the proceeds thereof available to Borrower on the applicable Funding Date by transferring immediately available funds in the Applicable Currency equal to such proceeds received by Agent to the US Designated Account or the Canadian Designated Account, as applicable; provided, that, subject to the provisions of Section 2.3(d)(ii), no Lender shall have an obligation to make any Revolving Loan, if (1) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived, or (2) the requested Borrowing would exceed the Excess Availability on such Funding Date.

(ii) Unless Agent receives notice from a Lender prior to 9:30 a.m. on the Business Day that is the requested Funding Date relative to a requested Borrowing as to which Agent has notified the Lenders of a requested Borrowing that such Lender will not make available as and when required hereunder to Agent for the account of Borrower, the amount of that Lender’s Pro Rata Share of the Borrowing, Agent may assume that each Lender has made or will make such amount available to Agent in immediately available funds in the Applicable Currency on the Funding Date and Agent may (but shall not be so required), in reliance upon such assumption, make available to Borrower, a corresponding amount. If, on the requested Funding Date, any Lender shall not have remitted the full amount that it is required to make available to Agent in immediately available funds in the Applicable Currency and if Agent has made available to Borrower such amount on the requested Funding Date, then such Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds in the Applicable Currency, to Agent’s Applicable Account, no later than 10:00 a.m. on the Business Day that is the first Business Day after the requested Funding Date (in which case, the interest accrued on such Lender’s portion of such Borrowing for the Funding Date shall be for Agent’s separate account). If any Lender shall not remit the full amount that it is required to make available to Agent in immediately available funds in the Applicable Currency as and when required hereby and if Agent has made available to Borrower such amount, then that Lender shall be obligated to immediately remit such amount to Agent, together with interest at the applicable Defaulting Lender Rate for each day until the date on which such amount is so remitted. A notice submitted by Agent to any Lender with respect to amounts owing under this Section 2.3(c)(ii) shall be conclusive, absent manifest error. If the amount that a Lender is required to remit is made available to Agent, then such payment to Agent shall constitute such Lender’s Revolving Loans for all purposes of this Agreement. If such amount is not made available to Agent on the Business Day following the Funding Date, Agent will notify Administrative Borrower of such failure to fund and, upon demand by Agent, Borrower shall pay such amount in the Applicable Currency to Agent, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the applicable Revolving Loans composing such Borrowing.

(d) Protective Advances and Optional Overadvances.

(i) Any contrary provision of this Agreement or any other Loan Document notwithstanding, but subject to Section 2.3(d)(iv), at any time (A) after the occurrence and during the continuance of a Default or an Event of Default, or (B) that any of the other applicable conditions precedent set forth in Section 3 are not satisfied or waived, Agent hereby is authorized by Borrower and the Lenders, from time to time, in Agent’s sole discretion, to make Revolving Loans to, or for the benefit of, Borrower, in each case, on behalf of the Revolving Lenders, that Agent, in its Permitted Discretion, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, or (2) to enhance the likelihood of repayment of the Obligations (other than the Bank Product Obligations) (the Revolving Loans described in this Section 2.3(d)(i) shall be referred to as “Protective Advances”. The Protective Advances shall be made in Canadian Dollars or US Dollars, as determined by Agent. Notwithstanding the foregoing, the aggregate Canadian Dollar Equivalent amount of all Protective Advances outstanding at any one time shall not exceed 10% of the Maximum Credit Amount (unless Required Lenders otherwise agree to a higher amount).

(ii) Any contrary provision of this Agreement or any other Loan Document notwithstanding, but subject to Section 2.3(d)(iv), the Lenders hereby authorize Agent or the Swing Lender, as applicable, and either Agent or the Swing Lender, as applicable, may, but is not obligated to, knowingly and intentionally, continue to make Revolving Loans (including Swing Loans) to Borrower notwithstanding that an Overadvance exists or would be created thereby, so long as with respect to any such Revolving Loans, (i) after giving effect to any such Revolving Loans, the Canadian Dollar Equivalent of the outstanding Revolver Usage does not exceed the Borrowing Base by more than 10% of the Maximum Credit Amount (unless Required Lenders otherwise agree to a higher amount), and (ii) after giving effect to such Revolving Loans, the Canadian Dollar Equivalent of the outstanding Revolver Usage (except for and excluding amounts charged to the applicable Loan Account for interest, fees, or Lender Group Expenses) does not exceed the Maximum Credit Amount. In the event Agent obtains actual knowledge that the Canadian Dollar Equivalent of the Revolver Usage exceeds the amounts permitted by the immediately foregoing provisions, regardless of the amount of, or reason for, such excess, Agent shall notify the Lenders as soon as practicable (and prior to making any (or any additional) intentional Overadvances (except for and excluding amounts charged to the applicable Loan Account for interest, fees, or Lender Group Expenses) unless Agent determines that prior notice would result in imminent harm to the Collateral or its value, in which case Agent may make such Overadvances and provide notice as promptly as practicable thereafter), and the Lenders with applicable Revolver Commitments thereupon shall, together with Agent, jointly determine the terms of arrangements that shall be implemented with Borrower intended to reduce, within 30 days, the outstanding principal amount of the applicable Revolving Loans to Borrower to an amount permitted by the preceding sentence. In such circumstances, if any Lender with a Revolver Commitment objects to the proposed terms of reduction or repayment of any Overadvance, the terms of reduction or repayment thereof shall be implemented according to the determination of the Required Lenders. In any event: (x) if any unintentional Overadvance remains outstanding for more than 30 days, unless otherwise agreed to by the Required Lenders, Borrower shall immediately repay Advances in an amount sufficient to eliminate all such unintentional Overadvances, and (y) after the date all such Overadvances have been eliminated, there must be at least 5 consecutive days before intentional Overadvances are made. The foregoing provisions are meant for the benefit of the Lenders and Agent and are not meant for the benefit of Borrower, which shall continue to be bound by the provisions of Section 2.4(e). Each Lender with a Revolver Commitment shall be obligated to make Revolving Loans in accordance with Section 2.3 in, or settle Overadvances made by Agent with Agent as provided in Section 2.3(e) (or Section 2.3(g), as applicable) for, the amount of such Lender’s Pro Rata Share of any unintentional Overadvances by Agent reported to such Lender, any intentional Overadvances made as permitted under this Section 2.3(d)(ii), and any Overadvances resulting from the charging to the applicable Loan Account of interest, fees, or Lender Group Expenses.

(iii) Each Protective Advance and each Overadvance (each, “Extraordinary Advance”) shall be deemed to be a Revolving Loan hereunder. No Extraordinary Advance shall be eligible to be a Non-Base Rate Loan. Prior to Settlement with respect to Extraordinary Advances, all payments on the Extraordinary Advances, including interest thereon, shall be payable to Agent solely for its own account. The Extraordinary Advances shall be repayable on demand, constitute Obligations hereunder, and bear interest at the rate applicable from time to time to Revolving Loans in the Applicable Currency that are Base Rate Loans. The provisions of this Section 2.3(d) are for the exclusive benefit of Agent, Swing Lenders and the Lenders, and are not intended to benefit Borrower (or any other Loan Party) in any way.

(iv) Notwithstanding anything contained in this Agreement or any other Loan Document to the contrary, no Extraordinary Advance may be made by Agent if such Extraordinary Advance would cause the aggregate Canadian Dollar Equivalent principal amount of Extraordinary Advances outstanding to exceed an amount equal to 10% of the Maximum Credit Amount (unless Required Lenders otherwise agree to a higher amount). For the avoidance of doubt, nothing in this Section 2.3(d) shall require any Lender to advance Revolving Loans in excess of such Lender’s Revolver Commitment.

(e) Settlement. It is agreed that each Lender’s funded portion of the Revolving Loans is intended by the Lenders to equal, at all times, such Lender’s Pro Rata Share of the outstanding Revolving Loans. Such agreement notwithstanding, Agent, Swing Lenders, and the other Lenders agree (which agreement shall not be for the benefit of Borrower) that in order to facilitate the administration of this Agreement and the other Loan Documents, settlement among the Lenders as to the Revolving Loans (including the Swing Loans and the Extraordinary Advances) shall take place on a periodic basis in accordance with the following provisions:

(i) Agent shall request settlement (“Settlement”) with the Lenders on a weekly basis, or on a more frequent basis if so determined by Agent in its sole discretion (1) on behalf of Swing Lender, with respect to the outstanding Swing Loans, (2) for itself, with respect to the outstanding Extraordinary Advances, and (3) with respect to Loan Parties’ payments or other amounts received, as to each by notifying the Lenders by telecopy, telephone, or other similar form of transmission, of such requested Settlement, no later than 2:00 p.m. on the Business Day immediately prior to the date of such requested Settlement (the date of such requested Settlement being the “Settlement Date”). Such notice of a Settlement Date shall include a summary statement of the amount of outstanding Revolving Loans (including Swing Loans and Extraordinary Advances) for the period since the prior Settlement Date. Subject to the terms and conditions contained herein (including Section 2.3(g)): (y) if the amount of the Revolving Loans (including Swing Loans and Extraordinary Advances) made by a Lender that is not a Defaulting Lender exceeds such Lender’s Pro Rata Share of the Revolving Loans (including Swing Loans, and Extraordinary Advances) as of a Settlement Date, then Agent shall, by no later than 12:00 p.m. on the Settlement Date, transfer in immediately available funds in the Applicable Currency to a deposit account of such Lender (as such Lender may designate), an amount such that each such Lender shall, upon receipt of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances); and (z) if the amount of the Revolving Loans (including the Swing Loans and Extraordinary Advances) made by a Lender is less than such Lender’s Pro Rata Share of the applicable Revolving Loans (including applicable Swing Loans and applicable Extraordinary Advances) as of a Settlement Date, such Lender shall no later than 12:00 p.m. on the Settlement Date transfer in immediately available funds in the Applicable Currency to Agent’s Applicable Account, an amount such that each such Lender shall, upon transfer of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances) and Revolving Loans (including Swing Loans and Extraordinary Advances). Such amounts made available to Agent under clause (z) of the immediately preceding sentence shall be applied against the amounts of the applicable Swing Loans or Extraordinary Advances. If any such amount is not made available to Agent by any Lender on the Settlement Date applicable thereto to the extent required by the terms hereof, Agent shall be entitled to recover for its account such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate.

(ii) In determining whether a Lender’s balance of the Revolving Loans (including Swing Loans and Extraordinary Advances) is less than, equal to, or greater than such Lender’s Pro Rata Share of the Revolving Loans as of a Settlement Date, Agent shall, as part of the relevant Settlement, apply to such balance the portion of payments applicable to such Obligations actually received in good funds by Agent with respect to principal, interest, fees payable by Borrower and allocable to the Lenders hereunder, and proceeds of Collateral.

(iii) Between Settlement Dates, Agent, to the extent Extraordinary Advances for the account of Agent or Swing Loans for the account of a Swing Lender are outstanding, may pay over to Agent or such Swing Lender, as applicable, any payments or other amounts received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Revolving Loans, for application to the Extraordinary Advances or the Swing Loans. Between Settlement Dates, Agent, to the extent no Extraordinary Advances or Swing Loans are outstanding, may pay over to the Swing Lender any payments or other amounts received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Revolving Loans, for application to the Swing Lender’s Pro Rata Share of the Revolving Loans. If, as of any Settlement Date, payments or other amounts of the Loan Parties received since the then immediately preceding Settlement Date have been applied to Swing Lender’s Pro Rata Share of the Revolving Loans other than to its Swing Loans, as provided for in the previous sentence, Swing Lender shall pay to Agent for the accounts of the Lenders, and Agent shall pay to the Lenders (other than a Defaulting Lender if Agent has implemented the provisions of Section 2.3(g)), to be applied to the outstanding Revolving Loans of such Lenders, an amount such that each such Lender shall, upon receipt of such amount, have, as of such Settlement Date, its Pro Rata Share of the Revolving Loans. During the period between Settlement Dates, a Swing Lender with respect to its Swing Loans, Agent with respect to Extraordinary Advances, and each Lender with respect to the Revolving Loans other than Swing Loans and Extraordinary Advances, shall be entitled to interest at the applicable rate or rates payable under this Agreement on the daily amount of funds employed by such Swing Lender, Agent, or the Lenders, as applicable.

(iv) Anything in this Section 2.3(e) to the contrary notwithstanding, in the event that a Lender is a Defaulting Lender, Agent shall be entitled to refrain from remitting settlement amounts to the Defaulting Lender and, instead, shall be entitled to elect to implement the provisions set forth in Section 2.3(g).

(f) Notation. Agent, as a non-fiduciary agent for Borrower, shall maintain a register showing in the Applicable Currency the principal amount of the Revolving Loans, owing to each Lender, including Swing Loans owing to the Swing Lender, and Extraordinary Advances owing to Agent, and the interests therein of each Lender, from time to time and such register shall, absent manifest error, conclusively be presumed to be correct and accurate.

(g) Defaulting Lenders.

(i) Notwithstanding the provisions of Section 2.4(b)(ii), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by or on behalf of any Loan Party to Agent for the Defaulting Lender’s benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such proceeds of Collateral or payments pertaining to or securing Obligations, (i) first, to Agent, to the extent of any Extraordinary Advances that were made by Agent and that were required to be, but were not, paid by the Defaulting Lender, (ii) second, to Swing Lender to the extent of any Swing Loans that were made by Swing Lender and that were required to be, but were not, paid by the Defaulting Lender, (iii) third, to Issuing Lender, to the extent of the portion of a Letter of Credit Disbursement that was required to be, but was not, paid by the Defaulting Lender, (iv) fourth, to each Non-Defaulting Lender ratably in accordance with its Revolver Commitments (but, in each case, only to the extent that such Defaulting Lender’s portion of a Revolving Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (v) fifth, at Borrower’s request (so long as no Event of Default exists and the conditions set forth on Section 3.2 are satisfied), the funding of any Revolving Loans in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, or reasonably determined by the Agent, (vi) sixth, in Agent’s sole discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of Borrower (upon the request of Administrative Borrower and subject to the conditions set forth in Section 3.2) as if such Defaulting Lender had made its portion of Revolving Loans (or other funding obligations) hereunder, and (vii) seventh, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with tier (A)(13) of Section 2.4(b)(ii). Subject to the foregoing, Agent may hold and, in its discretion, re-lend to Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith) and for the purpose of calculating the fees payable under Section 2.10, such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Commitment shall be deemed to be zero; provided, that the foregoing shall not apply to any of the matters governed by Section 14.1(a)(i) through (iii). The provisions of this Section 2.3(g) shall remain effective with respect to such

Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent, Issuing Lenders, and Borrower shall have waived, in writing, the application of this Section 2.3(g) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder (on which earlier date, so long as no Event of Default has occurred and is continuing, any remaining cash collateral held by Agent pursuant to Section 2.3(g)(ii) shall be released to Borrower). The operation of this Section 2.3(g) shall not be construed to increase or otherwise affect the Commitment of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by Borrower of its duties and obligations hereunder to Agent, Issuing Lenders, or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle Borrower, at their option, upon written notice by Administrative Borrower to Agent, to arrange for a substitute Lender to assume the Commitments and Loans of such Defaulting Lender and the Commitments and Loans of any Affiliate of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lenders shall have no right to refuse to be replaced hereunder, and agree to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agree that they shall be deemed to have executed and delivered such document if they fail to do so) subject only to being paid its share of the outstanding Obligations (other than Bank Product Obligations, but including (1) all interest, fees, and other amounts that may be due and payable in respect thereof, and (2) an assumption of its Pro Rata Share of its participation in the Letters of Credit); provided, that any such assumption of the Commitments and Loans of such Defaulting Lenders shall not be deemed to constitute a waiver of any of the Lender Groups’ or Borrower’s rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.3(g) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.3(g) shall control and govern.

(ii) If any Swing Loan or Letter of Credit is outstanding at the time that a Lender becomes a Defaulting Lender then:

(A) such Defaulting Lender’s Swing Loan Exposure and Letter of Credit Exposure shall be reallocated among the applicable Non-Defaulting Lenders in accordance with their respective Pro Rata Shares but only to the extent (x) the sum of all Non-Defaulting Lenders’ Revolver Usage plus such Defaulting Lender’s Swing Loan Exposure and US Letter of Credit Exposure does not exceed all Non-Defaulting Lenders’ Revolver Commitments does not exceed the total of all Non-Defaulting Lenders’ Revolver Commitments, and (y) the conditions set forth in Section 3.2 are satisfied at such time;

(B) if the reallocation described in clause (A) above cannot, or can only partially, be effected, Borrower shall within one Business Day following notice by the Agent (x) first, prepay such Defaulting Lender’s Swing Loan Exposure (after giving effect to any partial reallocation pursuant to clause (A) above) and (y) second, cash collateralize such Defaulting Lender’s applicable Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to clause (A) above), pursuant to a cash collateral agreement to be entered into in form and substance reasonably satisfactory to the Agent, for so long as such Letter of Credit Exposure is outstanding; provided, that Borrower shall not be obligated to cash collateralize any Defaulting Lender’s Letter of Credit Exposure if such Defaulting Lender is also an the Issuing Lender;

(C) if Borrower cash collateralizes any portion of such Defaulting Lender’s Letter of Credit Exposure pursuant to this Section 2.3(g)(ii), Borrower shall not be required to pay any Letter of Credit Fees to Agent for the account of such Defaulting Lender pursuant to Section 2.6(b) with respect to such cash collateralized portion of such Defaulting Lender’s Letter of Credit Exposure during the period such Letter of Credit Exposure is cash collateralized;

(D) to the extent the Letter of Credit Exposure of the Non-Defaulting Lenders is reallocated pursuant to this Section 2.3(g)(ii), then the Letter of Credit Fees payable to the Non-Defaulting Lenders pursuant to Section 2.6(b) shall be adjusted in accordance with such Non-Defaulting Lenders’ Letter of Credit Exposure;

(E) to the extent any Defaulting Lender’s Letter of Credit Exposure is neither cash collateralized nor reallocated pursuant to this Section 2.3(g)(ii), then, without prejudice to any rights or remedies of any Issuing Lender or any Lender hereunder, all Letter of Credit Fees that would have otherwise been payable to such Defaulting Lender under Section 2.6(b) with respect to such portion of such Letter of Credit Exposure shall instead be payable to the applicable Issuing Lender until such portion of such Defaulting Lender’s Letter of Credit Exposure is cash collateralized or reallocated;

(F) so long as any Lender is a Defaulting Lender, Swing Lender shall not be required to make any Swing Loan and Issuing Lender shall not be required to issue, amend, or increase any Letter of Credit, in each case, to the extent (x) the Defaulting Lender’s Pro Rata Share of such Swing Loans or Letter of Credit cannot be reallocated pursuant to this Section 2.3(g)(ii) or (y) the Swing Lender or Issuing Lender, as applicable, has not otherwise entered into arrangements reasonably satisfactory to the Swing Lender or Issuing Lender, as applicable, and Borrower to eliminate such Swing Lender’s or Issuing Lender’s risk with respect to the Defaulting Lender’s participation in such Swing Loans or Letters of Credit; and

(G) Agent may release any cash collateral provided by Borrower pursuant to this Section 2.3(g)(ii) to the Issuing Lender and Issuing Lender may apply any such cash collateral to the payment of such Defaulting Lender’s Pro Rata Share of any Letter of Credit Disbursement that is not reimbursed by Borrower in respect of its Letter of Credit Obligations.

(h) Independent Obligations. All Revolving Loans (other than Swing Loans and Extraordinary Advances) shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Revolving Loan (or other extension of credit) hereunder, nor shall any Commitment of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4. Payments; Reductions of Commitments; Prepayments.

(a) Payments by Borrower.

(i) Except as otherwise expressly provided herein, all payments by Borrower shall be made to Agent’s Applicable Account for the account of the Lender Group and shall be made in immediately available funds in the Applicable Currency, no later than 1:30 p.m. on the date specified herein. Any payment received by Agent later than 1:30 p.m. shall be deemed to have been received (unless Agent, in its sole discretion, elects to credit it on the date received) on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii) Unless Agent receives notice from Administrative Borrower prior to the date on which any payment is due to the Lenders that Borrower will not make such payment in full as and when required, Agent may assume that Borrower has made (or will make) such payment in full to Agent on such date in immediately available funds and Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent Borrower does not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b) Apportionment and Application.

(i) So long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all principal and interest payments received by Agent shall be apportioned ratably among the Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses received by Agent (other than fees or expenses that are for Agent’s separate account or for the separate account of Issuing Lender) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitment or Obligation to which a particular fee or expense relates. Subject to Section 2.4(b)(iv) and Section 2.4(e), all payments to be made hereunder by Borrower shall be remitted to Agent and all such payments, and all proceeds of Collateral securing Obligations received by Agent, shall be applied, so long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, to reduce the balance of the Revolving Loans outstanding and, thereafter, to Borrower (to be wired to the Canadian Designated Account or US Designated Account, as applicable) or such other Person entitled thereto under applicable law.

(ii) At any time that an Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A) All payments in respect of Obligations and all proceeds of Collateral securing the Obligations received by Agent shall be applied as follows:

(1) first, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to Agent under the Loan Documents in respect of Obligations, until paid in full,

(2) second, to pay any fees or premiums then due to Agent under the Loan Documents in respect of Obligations until paid in full,

(3) third, to pay interest due in respect of all Protective Advances until paid in full,

(4) fourth, to pay the principal of all Protective Advances until paid in full,

(5) fifth, ratably, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to any of the Lenders under the Loan Documents in respect of Obligations, until paid in full,

(6) sixth, ratably, to pay any fees or premiums then due to any of the Lenders under the Loan Documents in respect of Obligations until paid in full,

(7) seventh, to pay interest accrued in respect of the Swing Loans until paid in full,

(8) eighth, to pay the principal of all Swing Loans until paid in full,

(9) ninth, ratably, to pay interest accrued in respect of the Revolving Loans (other than Protective Advances) until paid in full,

(10) tenth, ratably

i. to pay the principal of all Revolving Loans until paid in full,

ii. to Agent, to be held by Agent, for the benefit of Issuing Lender (and for the ratable benefit of each of the Lenders that have an obligation to pay to Agent, for the account of Issuing Lender, a share of each Letter of Credit Disbursement), as cash collateral in an amount up to 103% of the Letter of Credit Usage relating to Canadian Dollar-denominated Letters of Credit and 108% of then existing Letter of Credit Usage relating to US Dollar-denominated Letters of Credit (to the extent permitted by applicable law, such cash collateral shall be applied to the reimbursement of any Letter of Credit Disbursement as and when such disbursement occurs and, if a Letter of Credit expires undrawn, the cash collateral held by Agent in respect of such Letter of Credit shall, to the extent permitted by applicable law, be reapplied pursuant to this Section 2.4(b)(ii), beginning with tier (A)(1) hereof),

iii. ratably, up to the amount (after taking into account any amounts previously paid pursuant to this clause iii. during the continuation of the applicable Application Event) of the most recently established Bank Product Reserve, which amount was established prior to the occurrence of, and not in contemplation of, the subject Application Event, to (I) ratably to the Bank Product Providers of Bank Products (based on the Bank Product Reserve, if any, established for each Bank Product of such Bank Product Provider) up to the amounts then certified by the applicable Bank Product Provider to Agent (in form and substance reasonably satisfactory to Agent) to be due and payable to such Bank Product Provider on account of Bank Product Obligations, and (II) with any balance to be paid to Agent, to be held by Agent, for the ratable benefit (based on the Bank Product Reserve established for each Bank Product) of the Bank Product Providers for Bank Products, as cash collateral (which cash collateral may be released by Agent to the applicable Bank Product Provider and applied by such Bank Product Provider to the payment or reimbursement of any amounts due and payable with respect to Bank Product Obligations owed to the applicable Bank Product Provider as and when such amounts first become due and payable and, if and at such time as all such Bank Product Obligations are paid or otherwise satisfied in full, the cash collateral held by Agent in respect of such Bank Product Obligations shall be reapplied pursuant to this Section 2.4(b)(ii), beginning with tier (A)(1) hereof),

(11) [Intentionally Omitted],

(12) twelfth, to pay any other Obligations other than Obligations owed to Defaulting Lenders (including being paid, ratably, to the Bank Product Providers on account of all amounts then due and payable in respect of Bank Product Obligations, with any balance to be paid to Agent, to be held by Agent, for the ratable benefit of the Bank Product Providers, as cash collateral (which cash collateral may be released by Agent to the applicable Bank Product Provider and applied by such Bank Product Provider to the payment or reimbursement of any amounts due and payable with respect to Bank Product Obligations owed to the applicable Bank Product Provider as and when such amounts first become due and payable and, if and at such time as all such Bank Product Obligations are paid or otherwise satisfied in full, the cash collateral held by Agent in respect of such Bank Product Obligations shall be reapplied pursuant to this Section 2.4(b)(ii), beginning with tier (A)(1) hereof),

(13) thirteenth, ratably to pay any Obligations owed to Defaulting Lenders; and

(14) fourteenth, to Borrower (to be wired to the Canadian Designated Account or US Designated Account, as applicable) or such other Person entitled thereto under applicable law.

(B) [Intentionally Omitted]

(iii) Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive, subject to a Settlement delay as provided in Section 2.3(e).

(iv) In each instance, so long as no Application Event has occurred and is continuing, Section 2.4(b)(ii)(A) shall not apply to any payment made by Borrower to Agent and specified by Administrative Borrower to be for the payment of specific Obligations then due and payable (or prepayable) under any provision of this Agreement or any other Loan Document.

(v) For purposes of Section 2.4(b)(ii), “paid in full” of a type of Obligation means payment in cash or immediately available funds of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Proceeding, default interest, interest on interest, and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(vi) In the event of a direct conflict between the priority provisions of this Section 2.4 and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, if the conflict relates to the provisions of Section 2.3(g) and this Section 2.4, then the provisions of Section 2.3(g) shall control and govern, and if otherwise, then the terms and provisions of this Section 2.4 shall control and govern.

(c) Reduction of Commitments. The Revolver Commitments shall terminate on the Maturity Date. Borrower may reduce the Revolver Commitments without premium or penalty other than payment of the Applicable Revolver Reduction Premium pursuant to the Fee Letter, to an amount (which may be zero) not less than the sum of (A) the Revolver Usage as of such date, plus (B) the principal amount of all Revolving Loans not yet made as to which a request has been given by Borrower under Section 2.3(a), plus (C) the amount of all Letters of Credit not yet issued as to which a request has been given by Administrative Borrower pursuant to Section 2.11(a). Each such reduction shall be in an amount which is not less than $5,000,000 (unless the applicable Revolver Commitments are being reduced to zero and the amount of the applicable Revolver Commitments in effect immediately prior to such reduction are less than $5,000,000), shall be made by providing not less than 10 Business Days prior written notice to Agent, and shall be irrevocable. Once reduced, the Revolver Commitments may not be increased except to the extent of any Available Increase Amount then available. Each such reduction of the applicable Revolver Commitments shall reduce the applicable Revolver Commitments of each Lender proportionately in accordance with its ratable share thereof. Any notice delivered pursuant to this Section 2.4(c) may state that such notice is conditioned upon the effectiveness of a third party transaction, in which case such notice may be revoked (by written notice to Agent on or prior to the specified effective date of termination) if such effectiveness does not occur.

(d) Optional Prepayments. Borrower may prepay the principal of any Revolving Loan at any time in whole or in part, without premium or penalty.

(e) Mandatory Prepayments. If, at any time, (A) the Canadian Dollar Equivalent of the Revolver Usage on such date exceeds (B) the lesser of the Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by Borrower to Agent and the Maximum Credit Amount (other than an excess arising solely as a result of fluctuations in exchange rates that does not continue for more than one Business Day), then Borrower shall, within one Business Day, prepay the Obligations in accordance with Section 2.4(f)(i) in an aggregate amount equal to the amount of such excess.

(f) Application of Payments.

(i) Each prepayment pursuant to Section 2.4(e) shall, (A) so long as no Application Event shall have occurred and be continuing, be applied, first, to the outstanding principal amount of the Revolving Loans until paid in full, and second, to cash collateralize the Letters of Credit in an amount equal to 103% of the then existing Letter of Credit Usage relating to Canadian Dollar-denominated Letters of Credit and 108% of the then existing Letter of Credit Usage relating to US Dollar-denominated Letters of Credit, and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(ii).

(ii) No prepayment applied to the Revolving Loans or to cash collateralize Letter of Credit Usage under Section 2.4(f)(i) shall result in a reduction in the Maximum Credit Amount; provided, that if an Event of Default exists, Required Lenders may elect for any such prepayment applied to Obligations to result in a permanent reduction of the Maximum Credit Amount.

2.5. Promise to Pay; Promissory Notes.

(a) Borrower agrees to pay the Lender Group Expenses owing by Borrower on the earlier of (i) the first day of the month following the date on which the applicable Lender Group Expenses were first incurred or (ii) the date on which demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the applicable Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (ii)). Borrower promises to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs, and expenses (including Lender Group Expenses)) owing by Borrower in full on the Maturity Date or, if earlier, on the date on which such Obligations (other than the Bank Product Obligations) become due and payable pursuant to the terms of this Agreement. Borrower agrees that their obligations contained in the first sentence of this Section 2.5(a) shall survive payment or satisfaction in full of all other Obligations.

(b) Any Lender may request that any portion of its Commitments or the Loans made by it be evidenced by one or more promissory notes. In such event, Borrower shall execute and deliver to such Lender the requested promissory notes payable to the order of such Lender in a form furnished by Agent and reasonably satisfactory to Borrower. Thereafter, the portion of the Commitments and Loans evidenced by such promissory notes and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the order of the payee named therein.

2.6. Interest Rates and Letter of Credit Fee: Rates, Payments, and Calculations.

(a) Interest Rates. Except as provided in Section 2.6(c), all Loans, and all Obligations (except for undrawn Letters of Credit) that have been charged to a Loan Account pursuant to the terms hereof, shall bear interest as follows:

(i) if the relevant Obligation is a Non-Base Rate Loan in Canadian Dollars, at a per annum rate equal to the CDOR Rate plus the Non-Base Rate Margin,

(ii) if the relevant Obligation in a Non-Base Rate Loan in US Dollars. at a per annum ratio equal to the LIBOR Rate plus the Non-Base Rate Margin,

(iii) if the relevant Obligation is a Base Rate Loan in Canadian Dollars, at a per annum rate equal to the Canadian Base Rate plus the Base Rate Margin,

(iv) if the relevant Obligation is a Base Rate Loan in US Dollars, at a per annum rate equal to the US Base Rate plus the Base Rate Margin,

(v) otherwise, at a per annum rate equal to the Canadian Base Rate (if such Obligation is denominated in Canadian Dollars) plus the Base Rate Margin or the US Base Rate (if such Obligation is denominated in US Dollars) plus the Base Rate Margin.

(b) Letter of Credit Fee. Borrower shall pay to Agent, for the ratable account of the Revolving Lenders with a Revolver Commitment, a Letter of Credit fee (the “Letter of Credit Fees”) (which fee shall be in addition to the fronting fees and commissions, other fees, charges and expenses set forth in Section 2.11(k)) with respect to the Letter of Credit Usage, that shall accrue at a per annum rate equal to (i) the Non-Base Rate Margin times the Letter of Credit Usage in the case of standby Letters of Credit; and (ii) the Non-Base Rate Margin less 0.50% in the case of commercial Letters of Credit.

(c) Default Rate. Upon the occurrence and during the continuation of an Event of Default and at the election of the Required Lenders,

(i) all Loans, and all Obligations (except for undrawn Letters of Credit) that have been charged to the Loan Account pursuant to the terms hereof, shall bear interest at a per annum rate equal to 2 percentage points above the per annum rate otherwise applicable thereunder, and

(ii) the Letter of Credit Fee shall be increased to 2 percentage points above the per annum rate otherwise applicable hereunder.

(d) Payment. Except to the extent provided to the contrary in Section 2.10, Section 2.11(k) or Section 2.12(a), (i) all interest, all Letter of Credit Fees and all other fees payable hereunder or under any of the other Loan Documents shall be due and payable, in arrears, on the first day of each month, and (ii) all costs and expenses payable hereunder or under any of the other Loan Documents, and all Lender Group Expenses shall be due and payable on the earlier of (x) the first day of the month following the date on which the applicable costs, expenses, or

Lender Group Expenses were first incurred or (y) the date on which demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the applicable Loan Account pursuant to the provisions of the following sentence shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (y)). Borrower hereby authorizes Agent, from time to time without prior notice to Borrower, to charge to the Loan Account (A) on the first day of each month, all interest accrued during the prior month on the Revolving Loans hereunder, (B) on the first day of each month, all Letter of Credit Fees accrued or chargeable hereunder during the prior month, (C) as and when incurred or accrued, all fees and costs provided for in Section 2.10(a) or (c) and owing by Borrower, (D) as and when due and payable, all other fees payable hereunder or under any of the other Loan Documents by Borrower, (E) as and when incurred or accrued, the fronting fees and all commissions, other fees, charges and expenses provided for in Section 2.11(k), as applicable, owing by Borrower, (F) as and when incurred or accrued, all other Lender Group Expenses owing by Borrower, and (G) as and when due and payable all other payment obligations payable under any Loan Document or any Bank Product Agreement (including any amounts due and payable to the Bank Product Providers in respect of Bank Products) owing by Borrower. Agent shall endeavor to provide prompt notice to the Administrative Borrower after any costs and expenses described in this Section 2.6(d) are charged to the Loan Account; provided that (x) any failure to give or delay in giving such notice shall not relieve Borrower of their obligation to pay such costs and expenses, (y) delivery of such notice shall not be required during the continuance of any Event of Default, and (z) the Agent shall have no liability, in any event, for failing to deliver such notice. All amounts (including interest, fees, costs, expenses, Lender Group Expenses, or other amounts payable hereunder or under any other Loan Document or under any Bank Product Agreement) charged to the applicable Loan Account shall thereupon constitute Revolving Loans hereunder for the account of Borrower, shall constitute Obligations hereunder of Borrower, and shall initially accrue interest at the rate then applicable to Base Rate Loans in the Applicable Currency (unless and until converted into Non-Base Rate Loans in accordance with the terms of this Agreement).

(e) Computation. All interest and fees chargeable under the Loan Documents (other than amounts accruing at the Base Rate or CDOR Rate) shall be computed on the basis of a 360 day year. All interest and fees chargeable under the Loan Documents accruing at the Base Rate or the CDOR Rate shall be computed on the basis of a 365 or 366 for the actual number of days elapsed in the period during which the interest or fees accrue. In the event the Base Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Base Rate automatically and immediately shall be increased or decreased by an amount equal to such change in the Base Rate.

(f) Intent to Limit Charges to Maximum Lawful Rate. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. Subject to Section 2.15, Borrower and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrower are and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the applicable Obligations to the extent of such excess.

2.7. Crediting Payments. The receipt of any payment item by Agent shall not be required to be considered a payment on account unless such payment item is a wire transfer of immediately available funds in the Applicable Currency made to Agent’s Applicable Account or unless and until such payment item is honored when presented for payment. Should any payment item not be honored when presented for payment, then Borrower shall be deemed not to have made such payment and interest shall be calculated accordingly. Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if it is received into Agent’s Applicable Account on a Business Day on or before 1:30 p.m. If any payment item is received into Agent’s Applicable Account on a non-Business Day or after 1:30 p.m. on a Business Day (unless Agent, in its sole discretion, elects to credit it on the date received), it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day.

2.8. Designated Account. Agent is authorized to make the Revolving Loans, and Issuing Lender is authorized to issue the Letters of Credit, under this Agreement based upon telephonic or other instructions received from anyone purporting to be an Authorized Person or, without instructions, if pursuant to Section 2.6(d). Borrower agrees to establish and maintain the US Designated Account and Canadian Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of the Revolving Loans requested by or on behalf of Borrower and made by Agent or the applicable Lenders hereunder. Unless otherwise agreed by Agent and Borrower, any Revolving Loan or Swing Loan requested by or on behalf of Borrower and made by Agent or the Lenders hereunder shall be made to the Canadian Designated Account.

2.9. Maintenance of Loan Accounts; Statements of Obligations. Agent shall maintain accounts on its books in the name of Borrower (with respect to Canadian Dollars, the “Canadian Loan Account” and with respect to US Dollars, the “US Loan Account”) on which Borrower will be charged with all Revolving Loans (including Extraordinary Advances and Swing Loans) made by Agent, Swing Lender, or the Lenders to Borrower or for Borrower’s account, the Letters of Credit issued or arranged by a Issuing Lender for Borrower’s account, and all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, fees and expenses, and Lender Group Expenses of Borrower with respect thereto. Agent shall maintain an account on its books in the name of Borrower (the “Canadian Loan Account”) on which Borrower will be charged with all Revolving Loans (including Extraordinary Advances and Swing Loans) made by Agent, Canadian Swing Lender, or the Lenders to Borrower or for Borrower’s account, the Letters of Credit issued or arranged by an Issuing Lender for Borrower’s account, and all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, fees and expenses, and Lender Group Expenses of Borrower with respect thereto. In accordance with Section 2.7, the applicable Loan Account will be credited with all payments received by Agent from Borrower or for Borrower’s account. Agent shall make available to Administrative Borrower monthly statements regarding the Loan Accounts, including the principal amount of the Revolving Loans, interest accrued hereunder, fees accrued or charged hereunder or under the other Loan Documents, and a summary itemization of all charges and expenses constituting Lender Group Expenses accrued hereunder or under the other Loan Documents, and each such statement, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between Borrower and the Lender Group unless, within 60 days after Agent first makes such a statement available to Administrative Borrower, Administrative Borrower shall deliver to Agent written objection thereto describing the error or errors contained in such statement.

2.10. Fees.

(a) Agent’s Fees. Borrower shall pay to Agent, for the account of Agent, unless otherwise indicated, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

(b) Unused Line Fees. Borrower shall pay to Agent, for the ratable account of the Revolving Lenders (other than Defaulting Lenders) with a Revolver Commitment, an unused line fee (the “Unused Line Fee”) in an amount equal to the Applicable Unused Line Fee Percentage per annum times the result of (i) the aggregate amount of the Revolver Commitments, less (ii) the average amount of the Revolver Usage during the immediately preceding month (or portion thereof), which Unused Line Fee shall be due and payable in arrears on the first day of each month from and after the Closing Date up to the first day of the month prior to the date on which the Obligations are paid in full and on the date on which the Obligations are paid in full.

(c) Field Examination and Other Fees. Borrower shall pay to Agent, field examination, appraisal, and valuation fees and charges, as and when incurred or chargeable, as follows (i) reasonable and documented out-of-pocket expenses (including travel, meals, and lodging)) if it elects to employ the services of one or more third Persons to perform field examinations of Borrower or its Subsidiaries, to establish electronic collateral reporting systems, to appraise the Collateral (including Eligible Accounts), or any portion thereof, or to assess Borrower’s or its Subsidiaries’ business valuation; provided, that so long as no Event of Default shall have occurred and be continuing, Borrower shall not be obligated to reimburse Agent for more than 2 field examinations of each Loan Party during any calendar year, or more than 2 appraisals of Inventory of each Loan Party during any 12-month period; provided further, however, that if Excess Availability is less than 15% of the Line Cap for a period of 5 consecutive Business Days at any time during any 12-month period, then Borrower shall be obligated to reimburse Agent for an additional field examination of each Loan Party during such 12-month period and for an additional appraisal of Inventory of each Loan Party during such 12-month period.

2.11. Letters of Credit.

(a) Subject to the terms and conditions of this Agreement, upon the request of Administrative Borrower made in accordance herewith, and prior to the Maturity Date, Issuing Lender agrees to issue, or, if Issuing Lender is WF Canada, to cause an Underlying Issuer (including as Issuing Lender’s agent) to issue, a requested Letter of Credit for the account of Borrower. If Issuing Lender is WF Canada, it may, at its option, elect to cause an Underlying Issuer to issue a requested Letter of Credit. If WF Canada makes such election, it agrees that it will enter into arrangements relative to the reimbursement of such Underlying Issuer (which may include, among other means, by becoming an applicant with respect to such Letter of Credit or entering into undertakings or other arrangements that provide for reimbursement of such Underlying Issuer with respect to such drawings under Letter of Credit; each such obligation or undertaking, irrespective of whether in writing, a “Reimbursement Undertaking”) with respect to Letters of Credit issued by such Underlying Issuer for the account of Borrower. By submitting a request to Issuing Lender for the issuance of a Letter of Credit, Administrative Borrower shall be deemed to have requested that (x) Issuing Lender issue the requested Letter of Credit or (y) in the case in which WF Canada is the Issuing Lender, an Underlying Issuer issue the requested Letter of Credit (and, in such case, to have requested WF Canada to issue a Reimbursement Undertaking with respect to such requested Letter of Credit). Each request for the issuance of a Letter of Credit, or the amendment, renewal, or extension of any outstanding Letter of Credit, shall be made in writing by an Authorized Person and delivered to Issuing Lender via telefacsimile or other electronic method of transmission reasonably acceptable to Issuing Lender and reasonably in advance of the requested date of issuance, amendment, renewal, or extension. Each such request shall be in form and substance reasonably satisfactory to Issuing Lender and (i) shall specify (A) the amount of such Letter of Credit and whether such Letter of Credit to be issued in Canadian Dollars, US Dollars, English Pounds or Euros, (B) the date of issuance, amendment, renewal, or extension of such Letter of Credit, (C) the proposed expiration date of such Letter of Credit, (D) the name and address of the beneficiary of the Letter of Credit, and (E) such other information (including, the conditions to drawing, and, in the case of an amendment, renewal, or extension, identification of the Letter of Credit to be so amended, renewed, or extended) as shall be necessary to prepare, amend, renew, or extend such Letter of Credit, and (ii) shall be accompanied by such Issuer Documents as Agent, Issuing Lender or Underlying Issuer may request or require, to the extent that such requests or requirements are consistent with the Issuer Documents that Issuing Lender or Underlying Issuer generally requests for Letters of Credit in similar circumstances. Issuing Lender’s records of the content of any such request will be conclusive, absent manifest error. Anything contained herein to the contrary notwithstanding, Issuing Lender may, but shall not be obligated to, issue a Letter of Credit that supports the obligations of Borrower in respect of (x) a lease of real property to the extent that the face amount of such Letter of Credit exceeds the highest rent (including all rent-like charges) payable under such lease for a period of one year, or (y) an employment contract to the extent that the face amount of such Letter of Credit exceeds the highest compensation payable under such contract for a period of one year.

(b) Issuing Lender shall have no obligation to issue a Letter of Credit or a Reimbursement Undertaking in respect of a Letter of Credit, in either case, if any of the following would result after giving effect to the requested issuance:

(i) the Canadian Dollar Equivalent of the Letter of Credit Usage would exceed $20,000,000,

(ii) the Canadian Dollar Equivalent of the Letter of Credit Usage would exceed the Maximum Credit Amount less the Canadian Dollar Equivalent of the outstanding amount of Revolving Loans, or

(iii) the Canadian Dollar Equivalent of the Letter of Credit Usage would exceed the Borrowing Base at such time less the outstanding principal balance of the Canadian Dollar Equivalent of the Revolving Loans at such time.

(c) In the event there is a Defaulting Lender as of the date of any request for the issuance of a Letter of Credit, the Issuing Lender shall not be required to issue or arrange for such Letter of Credit or any applicable Reimbursement Undertaking to the extent (i) the Defaulting Lender’s Letter of Credit Exposure with respect to such Letter of Credit or any applicable Reimbursement Undertaking may not be reallocated pursuant to Section 2.3(g)(ii), the Issuing Lender has not otherwise entered into arrangements reasonably satisfactory to it and Borrower to eliminate the Issuing Lender’s risk with respect to the participation in such Letter of Credit or any applicable Reimbursement Undertaking of the Defaulting Lender, which arrangements may include Borrower cash collateralizing such Defaulting Lender’s Letter of Credit Exposure in accordance with Section 2.3(g)(ii). Additionally, Issuing Lender shall have no obligation to issue a Letter of Credit or a Reimbursement Undertaking in respect of a Letter of Credit if (A) any order, judgment, or decree of any Governmental Authority or arbitrator shall, by its terms, purport to enjoin or restrain Issuing Lender from issuing such Letter of Credit or a Reimbursement Undertaking or Underlying Issuer from issuing such Letter of Credit, or any law applicable to Issuing Lender or Underlying Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Issuing Lender or Underlying Issuer shall prohibit or request that Issuing Lender or Underlying Issuer refrain from the issuance of letters of credit generally or such Letter of Credit or Reimbursement Undertaking, as applicable, in particular, (B) the issuance of such Letter of Credit or Reimbursement Undertaking would violate one or more policies of Issuing Lender or Underlying Issuer applicable to letters of credit generally, or (C) amounts demanded to be paid under any Letter of Credit will or may not be in Canadian Dollars, US Dollars, British Pounds or Euros.

(d) Any Issuing Lender (other than WF Canada or any of its Affiliates) shall notify Agent in writing no later than the Business Day immediately following the Business Day on which such Issuing Lender issued any Letter of Credit or Reimbursement Undertaking; provided that (i) until Agent advises any such Issuing Lender that the provisions of Section 3.2 are not satisfied, or (ii) unless the aggregate amount of the Letters of Credit issued in any such week exceeds such amount as shall be agreed by Agent and such Issuing Lender, such Issuing Lender shall be required to so notify Agent in writing only once each week of the Letters of Credit or Reimbursement Undertaking issued by such Issuing Lender during the immediately preceding week as well as the daily amounts outstanding for the prior week, such notice to be furnished on such day of the week as Agent and such Issuing Lender may agree. Each Letter of Credit shall be in form and substance reasonably acceptable to Issuing Lender and Underlying Issuer, including the requirement that the amounts payable thereunder must be payable in Canadian Dollars, US Dollars, British Pounds or Euros. If Issuing Lender makes a payment under a Letter of Credit or a Reimbursement Undertaking, Borrower shall jointly and severally pay to Agent an amount equal to the applicable Letter of Credit Disbursement on the Business Day such Letter of Credit Disbursement is made and, in the absence of such payment, the amount of the Letter of Credit Disbursement immediately and automatically shall be deemed to be a Revolving Loan in US Dollars for any Letter of Credit issued in US Dollars and in Canadian Dollars for any Letter of Credit issued in another currency (notwithstanding any failure to satisfy any condition precedent set forth in Section 3) in an amount equal to the Canadian Dollar Equivalent thereof and, initially, shall bear interest at the rate then applicable to Revolving Loans in the applicable currency that are Base Rate Loans. If a Letter of Credit Disbursement is deemed to be a Revolving Loan hereunder, Borrower’s obligation to pay the amount of such Letter of Credit Disbursement to Issuing Lender shall be automatically converted into an obligation to pay the resulting Revolving Loan. Promptly following receipt by Agent of any payment from Borrower pursuant to this paragraph, Agent shall distribute such payment to Issuing Lender or, to the extent that any Revolving Lenders have made payments pursuant to Section 2.11A(e) to reimburse Issuing Lender, then to such Revolving Lender and Issuing Lender as their interests may appear.

(e) Promptly following receipt of a notice of a Letter of Credit Disbursement pursuant to Section 2.11(d), each Revolving Lender agrees to fund its Pro Rata Share of any Revolving Loan deemed made pursuant to Section 2.11(d) on the same terms and conditions as if Administrative Borrower had requested the amount thereof as a Revolving Loan and Agent shall promptly pay to Issuing Lender the amounts so received by it from the Revolving Lenders. By the issuance of a Letter of Credit or Reimbursement Undertaking (or an amendment, renewal, or extension of a Letter of Credit or Reimbursement Undertaking) and without any further action on the part of Issuing Lender or the Revolving Lenders, Issuing Lender shall be deemed to have granted to each Revolving Lender with a Revolver Commitment, and each Revolving Lender with a Revolver Commitment shall be deemed to have purchased, a participation in each Letter of Credit issued by Issuing Lender and each Reimbursement Undertaking, in an amount equal to its Pro Rata Share of such Letter of Credit or Reimbursement Undertaking, and each such Revolving Lender agrees to pay to Agent, for the account of Issuing Lender, such Revolving Lender’s Pro Rata Share of any Letter of Credit Disbursement made by Issuing Lender under the applicable Letter of Credit or Reimbursement Undertaking. In consideration and in furtherance of the foregoing, each Revolving Lender with a Revolver Commitment hereby absolutely and unconditionally agrees to pay to Agent, for the account of Issuing Lender, such Revolving Lender’s Pro Rata Share of each Letter of Credit Disbursement made by Issuing Lender and not reimbursed by Borrower on the date due as provided in Section 2.11(d), or of any reimbursement payment that is required to be refunded (or that Agent or Issuing Lender elects, based upon the advice of counsel, to refund) to Borrower for any reason. Each Revolving Lender with a Revolver Commitment acknowledges and agrees that its obligation to deliver to Agent, for the account of Issuing Lender, an amount equal to its respective Pro Rata Share of each Letter of Credit Disbursement pursuant to this Section 2.11(e) shall be absolute and unconditional and such remittance shall be made notwithstanding the occurrence or continuation of an Event of Default or Default or the failure to satisfy any condition set forth in Section 3. If any such Revolving Lender fails to make available to Agent the amount of such Revolving Lender’s Pro Rata Share of a Letter of Credit Disbursement as provided in this Section, such Revolving Lender shall be deemed to be a Defaulting Lender and Agent (for the account of Issuing Lender) shall be entitled to recover such amount on demand from such Revolving Lender together with interest thereon at the Defaulting Lender Rate until paid in full.

(f) Borrower agrees to indemnify, defend and hold harmless each Letter of Credit Related Person (to the fullest extent permitted by law) from and against any Letter of Credit Indemnified Costs, which arise out of or in connection with, or as a result of:

(i) any Letter of Credit or any pre-advice of its issuance or Reimbursement Undertaking;

(ii) any transfer, sale, delivery, surrender or endorsement of any Drawing Document at any time(s) held by any such Letter of Credit Related Person in connection with any Letter of Credit or Reimbursement Undertaking;

(iii) any action or proceeding arising out of, or in connection with, any Letter of Credit or Reimbursement Undertaking (whether administrative, judicial or in connection with arbitration), including any action or proceeding to compel or restrain any presentation or payment under any Letter of Credit or Reimbursement Undertaking, or for the wrongful dishonor of, or honoring a presentation under, any Letter of Credit;

(iv) any independent undertakings issued by the beneficiary of any Letter of Credit;

(v) any unauthorized instruction or request made to Issuing Lender or Underlying Issuer in connection with any Letter of Credit or Reimbursement Undertaking or requested Letter of Credit or Reimbursement Undertaking or error in computer or electronic transmission;

(vi) an adviser, confirmer or other nominated person seeking to be reimbursed, indemnified or compensated in connection with any Letter of Credit or Reimbursement Undertaking;

(vii) any third party seeking to enforce the rights of an applicant, beneficiary, nominated person, transferee, assignee of Letter of Credit proceeds or holder of an instrument or document;

(viii) the fraud, forgery or illegal action of parties in connection with a Letter of Credit or Reimbursement Undertaking other than the Letter of Credit Related Person;

(ix) Issuing Lender’s or Underlying Issuer’s performance of the obligations of a confirming institution or entity that wrongfully dishonors a confirmation in connection with a Letter of Credit; or

(x) the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto governmental or regulatory authority or cause or event beyond the control of the Letter of Credit Related Person related to a Letter of Credit or Reimbursement Undertaking;

in each case, including that result from the Letter of Credit Related Person’s own negligence; provided, however, that such indemnity shall not be available to any Letter of Credit Related Person claiming indemnification under clauses (i) through (x) above to the extent that such Letter of Credit Indemnified Costs may be determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Letter of Credit Related Person claiming indemnity. Borrower hereby agrees to pay the Letter of Credit Related Person claiming indemnity on demand from time to time all amounts owing under this Section 2.11(f). If and to the extent that the obligations of Borrower under this Section 2.11(f) are unenforceable for any reason, Borrower agrees to make the maximum contribution to the Letter of Credit Indemnified Costs permissible under applicable law. This indemnification provision shall survive termination of this Agreement and all Letters of Credit and Reimbursement Undertaking.

(g) The liability of Issuing Lender (or any other Letter of Credit Related Person) under, in connection with or arising out of any Letter of Credit (or pre-advice) or Reimbursement Undertaking, regardless of the form or legal grounds of the action or proceeding, shall be limited to direct damages suffered by Borrower that are caused directly by Issuing Lender’s gross negligence or willful misconduct in (i) honoring a presentation under a Letter of Credit that on its face does not at least substantially comply with the terms and conditions of such Letter of Credit, (ii) failing to honor a presentation under a Letter of Credit that strictly complies with the terms and conditions of such Letter of Credit or (iii) retaining Drawing Documents presented under a Letter of Credit. Each Issuing Lender and Underlying Issuer shall be deemed to have acted with due diligence and reasonable care if such Person’s conduct is in accordance with Standard Letter of Credit Practice or in accordance with this Agreement. Borrower’s aggregate remedies against Issuing Lender and any other Letter of Credit Related Person for wrongfully honoring a presentation under any Letter of Credit or wrongfully retaining honored Drawing Documents shall in no event exceed the aggregate amount paid by Borrower to Issuing Lender in respect of the honored presentation in connection with such Letter of Credit under Section 2.11(d), plus interest at the rate then applicable to Revolving Loans in the applicable currency that are Base Rate Loans hereunder. Borrower shall take action to avoid and mitigate the amount of any damages claimed against Issuing Lender or any other Letter of Credit Related Person, including by enforcing their rights against the beneficiaries of the Letters of Credit. Any claim by Borrower under or in connection with any Letter of Credit shall be reduced by an amount equal to the sum of (x) the amount (if any) saved by Borrower as a result of the breach or alleged wrongful conduct complained of; and (y) the amount (if any) of the loss that would have been avoided had Borrower taken all reasonable steps to mitigate any loss, and in case of a claim of wrongful dishonor, by specifically and timely authorizing Issuing Lender or Underlying Issuer to effect a cure.

(h) Administrative Borrower is responsible for preparing or approving the final text of the Letter of Credit as issued by Issuing Lender or Underlying Issuer, irrespective of any assistance Issuing Lender or Underlying Issuer may provide such as drafting or recommending text or by Issuing Lender’s or Underlying Issuer’s use or refusal to use text submitted by Administrative Borrower. Borrower is solely responsible for the suitability of the Letter of Credit for Borrower’s purposes. With respect to any Letter of Credit containing an “automatic amendment” to extend the expiration date of such Letter of Credit, each of Issuing Lender and Underlying Issuer, in its sole and absolute discretion, may give notice of nonrenewal of such Letter of Credit and, if Borrower does not at any time want such Letter of Credit to be renewed, Administrative Borrower will so notify Agent and Issuing Lender at least 15 calendar days before Issuing Lender or Underlying Issuer is required to notify the beneficiary of such Letter of Credit or any advising bank of such nonrenewal pursuant to the terms of such Letter of Credit.

(i) Borrower’s reimbursement and payment obligations under this Section 2.11 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including:

(i) any lack of validity, enforceability or legal effect of any Letter of Credit, any Reimbursement Undertaking or this Agreement or any term or provision therein or herein;

(ii) payment against presentation of any draft, demand or claim for payment under any Drawing Document that does not comply in whole or in part with the terms of the applicable Letter of Credit or which proves to be fraudulent, forged or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or which is signed, issued or presented by a Person or a transferee of such Person purporting to be a successor or transferee of the beneficiary of such Letter of Credit;

(iii) Issuing Lender or any of its branches or Affiliates or Underlying Issuer or any of its branches or Affiliates being the beneficiary of any Letter of Credit;

(iv) Issuing Lender or any correspondent or Underlying Issuer or any correspondent honoring a drawing against a Drawing Document up to the amount available under any Letter of Credit even if such Drawing Document claims an amount in excess of the amount available under the Letter of Credit;

(v) the existence of any claim, set-off, defense or other right that Borrower or any of its Subsidiaries may have at any time against any beneficiary, any assignee of proceeds, Issuing Lender, Underlying Issuer or any other Person;

(vi) any other event, circumstance or conduct whatsoever, whether or not similar to any of the foregoing that might, but for this Section 2.11(i), constitute a legal or equitable defense to or discharge of, or provide a right of set-off against, Borrower’s or any of its Subsidiaries’ reimbursement and other payment obligations and liabilities, arising under, or in connection with, any Letter of Credit, whether against Issuing Lender, Underlying Issuer, the beneficiary or any other Person; or

(vii) the fact that any Default or Event of Default shall have occurred and be continuing;

provided, however, that subject to Section 2.11(g) above, the foregoing shall not release Issuing Lender or Underlying Issuer from such liability to Borrower as may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction against Issuing Lender or Underlying Issuer following reimbursement or payment of the obligations and liabilities, including reimbursement and other payment obligations, of Borrower to Issuing Lender arising under, or in connection with, this Section 2.11 or any Letter of Credit or Reimbursement Undertaking or its correspondent.

(j) Without limiting any other provision of this Agreement, Issuing Lender and each other Letter of Credit Related Person (if applicable) shall not be responsible to Borrower for, and Issuing Lender’s rights and remedies against Borrower and the obligation of Borrower to reimburse Issuing Lender for each drawing under each Letter of Credit and each Reimbursement Undertaking shall not be impaired (except in the case of the gross negligence or willful misconduct of the Issuing Lender or any of its Affiliates as finally determined in a court of competent jurisdiction) by:

(i) honor of a presentation under any Letter of Credit that on its face substantially complies with the terms and conditions of such Letter of Credit, even if the Letter of Credit requires strict compliance by the beneficiary;

(ii) honor of a presentation of any Drawing Document that appears on its face to have been signed, presented or issued (A) by any purported successor or transferee of any beneficiary or other Person required to sign, present or issue such Drawing Document or (B) under a new name of the beneficiary;

(iii) acceptance as a draft of any written or electronic demand or request for payment under a Letter of Credit, even if nonnegotiable or not in the form of a draft or notwithstanding any requirement that such draft, demand or request bear any or adequate reference to the Letter of Credit;

(iv) the identity or authority of any presenter or signer of any Drawing Document or the form, accuracy, genuineness or legal effect of any Drawing Document (other than Issuing Lender’s or Underlying Issuer’s determination that such Drawing Document appears on its face substantially to comply with the terms and conditions of the Letter of Credit);

(v) acting upon any instruction or request relative to a Letter of Credit or requested Letter of Credit that each of Issuing Lender and Underlying Issuer in good faith believes to have been given by a Person authorized to give such instruction or request;

(vi) any errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document (regardless of how sent or transmitted) or for errors in interpretation of technical terms or in translation or any delay in giving or failing to give notice to Borrower;

(vii) any acts, omissions or fraud by, or the insolvency of, any beneficiary, any nominated person or entity or any other Person or any breach of contract between any beneficiary and Borrower or any of the parties to the underlying transaction to which the Letter of Credit relates;

(viii) assertion or waiver of any provision of the ISP or UCP that primarily benefits an issuer of a letter of credit, including any requirement that any Drawing Document be presented to it at a particular hour or place;

(ix) payment to any paying or negotiating bank (designated or permitted by the terms of the applicable Letter of Credit) claiming that it rightfully honored or is entitled to reimbursement or indemnity under Standard Letter of Credit Practice applicable to it;

(x) acting or failing to act as required or permitted under Standard Letter of Credit Practice applicable to where Issuing Lender or Underlying Issuer has issued, confirmed, advised or negotiated such Letter of Credit, as the case may be;

(xi) honor of a presentation after the expiration date of any Letter of Credit notwithstanding that a presentation was made prior to such expiration date and dishonored by Issuing Lender or Underlying Issuer, as applicable, if subsequently Issuing Lender or Underlying Issuer, as applicable, or any court or other finder of fact determines such presentation should have been honored;

(xii) dishonor of any presentation that does not strictly comply or that is fraudulent, forged or otherwise not entitled to honor; or

(xiii) honor of a presentation that is subsequently determined by Issuing Lender or Underlying Issuer, as applicable, to have been made in violation of international, federal, provincial, state or local restrictions on the transaction of business with certain prohibited Persons.

(k) Borrower shall pay immediately upon demand to Agent for the account of Issuing Lender as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions, and charges to the Canadian Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)): (i) a fronting fee which shall be imposed by Issuing Lender upon the issuance of each Letter of Credit of 0.125% per annum of the face amount thereof, plus (ii) any and all other customary commissions, fees and charges then in effect imposed by, and any and all reasonable and documented expenses incurred by, Issuing Lender or Underlying Issuer, or by any adviser, confirming institution or entity or other nominated person, relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings, renewals or cancellations). Notwithstanding the foregoing, if Issuing Lender is a Person other than WF Canada, all fronting fees payable in respect of Letters of Credit issued by such Issuing Lender shall be paid by Borrower immediately upon demand directly to such Issuing Lender for its own account. Borrower shall also pay directly to Underlying Issuer all of its fees, commissions and charges.

(l) If by reason of (x) any Change in Law, or (y) compliance by Issuing Lender or any other member of the Lender Group or Underlying Issuer with any direction, request, or requirement (irrespective of whether having the force of law) of any Governmental Authority or monetary authority including, Regulation D of the Board of Governors as from time to time in effect (and any successor thereto):

(i) any reserve, deposit, or similar requirement is or shall be imposed or modified in respect of any Letter of Credit or any Reimbursement Undertaking issued or caused to be issued hereunder or hereby, or

(ii) there shall be imposed on Issuing Lender or any other member of the Lender Group or Underlying Issuer any other condition regarding any Letter of Credit or any Reimbursement Undertaking,

and the result of the foregoing is to increase, directly or indirectly, the cost to Issuing Lender or any other member of the Lender Group or Underlying Issuer of issuing, making, participating in, or maintaining any Letter of Credit or to reduce the amount receivable in respect thereof, then, and in any such case, Agent may, at any time within a reasonable period after the additional cost is incurred or the amount received is reduced, notify Administrative Borrower, and Borrower shall pay within 30 days after demand therefor, such amounts as Agent may specify to be necessary to compensate Issuing Lender or any other member of the Lender Group or Underlying Issuer for such additional cost or reduced receipt, together with interest on such amount from the date of such demand until payment in full thereof at the rate then applicable to Revolving Loans in the applicable currency that are Base Rate Loans hereunder; provided, that (A) Borrower shall not be required to provide any compensation pursuant to this Section 2.11(l) for any such amounts incurred more than 180 days prior to the date on which the demand for payment of such amounts is first made to Administrative Borrower, and (B) if an event or circumstance giving rise to such amounts is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof. The determination by Agent of any amount due pursuant to this Section 2.11(l), as set forth in a certificate setting forth the calculation thereof in reasonable detail, shall, in the absence of manifest or demonstrable error, be final and conclusive and binding on all of the parties hereto.

(m) Unless otherwise expressly agreed by Issuing Lender and Borrower when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of UCP shall apply to each commercial Letter of Credit.

(n) In the event of a direct conflict between the provisions of this Section 2.11 and any provision contained in any Issuer Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.11 shall control and govern.

2.12. Non-Base Rate Option.

(a) Interest and Interest Payment Dates. In lieu of having interest charged at the rate based upon the Base Rate, Borrower shall have the option, subject to Section 2.12(b) below (the “Non-Base Rate Option”) to have interest on all or a portion of the Revolving Loans be charged (whether at the time when made (unless otherwise provided herein), upon conversion from a Base Rate Loan to a Non-Base Rate Loan, or upon continuation of a Non-Base Rate Loan as a Non-Base Rate Loan) at a rate of interest based upon the Non-Base Rate. Interest on Non-Base Rate Loans shall be payable on the earliest of (i) the last day of the Interest Period applicable thereto; provided, that, subject to the following clauses (ii) and (iii), in the case of any Interest Period greater than 3 months in duration, interest shall be payable at 3 month intervals after the commencement of the applicable Interest Period and on the last day of such Interest Period), (ii) the date on which all or any portion of the Obligations are accelerated pursuant to the terms hereof, or (iii) the date on which this Agreement is terminated pursuant to the terms hereof. On the last day of each applicable Interest Period, unless Borrower has properly exercised the Non-Base Rate Option with respect thereto, the interest rate applicable to such Non-Base Rate Loan automatically shall convert to the rate of interest then applicable to Base Rate Loans of the same type hereunder. At any time that an Event of Default has occurred and is continuing, at the written election of the Required Lenders, Borrower no longer shall have the option to request that Revolving Loans bear interest at a rate based upon the Non-Base Rate; provided that, for the avoidance of doubt, any Revolving Loans that are Non-Base Rate Loans as the time of such election shall continue as Non-Base Rate Loans until the end of the applicable Interest Period (and shall then automatically convert to Base Rate Loans of the same type).

(b) Non-Base Rate Election.

(i) Borrower may, at any time and from time to time, so long as Borrower has not received a notice from Agent (which notice Agent may elect to give or not give in its discretion unless Agent is directed to give such notice by the Required Lenders, in which case, it shall give the notice to Borrower), after the occurrence and during the continuance of an Event of Default, to terminate the right of Borrower to exercise the Non-Base Rate Option during the continuance of such Event of Default, elect to exercise the Non-Base Rate Option by Administrative Borrower notifying Agent prior to 11:00 a.m. at least 3 Business Days prior to the commencement of the proposed Interest Period (the “Non-Base Rate Deadline”). The election of the Non-Base Rate Option by Borrower for a permitted portion of the Revolving Loans, and an Interest Period pursuant to this Section, shall be made by delivery by Administrative Borrower to Agent of a Non-Base Rate Notice received by Agent before the Non-Base Rate Deadline, or by telephonic notice from Administrative Borrower received by Agent before the Non-Base Rate Deadline (to be confirmed by delivery to Agent of a Non-Base Rate Notice received by Agent prior to 5:00 p.m. on the same day). Promptly upon its receipt of each such Non-Base Rate Notice, Agent shall provide a copy thereof to each of the affected Lenders.

(ii) Each Non-Base Rate Notice shall be irrevocable and binding on Borrower. In connection with each Non-Base Rate Loan, Borrower shall indemnify, defend, and hold Agent and the Lenders harmless against any loss, cost, or expense actually incurred by Agent or any Lender (excluding any loss of anticipated profits and excluding any differential on applicable margin on funds so redeployed (in each case, other than breakage costs or any fees associated therewith)) as a result of (A) the payment of any principal of such Non-Base Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (B) the conversion of such Non-Base Rate Loan other than on the last day of the Interest Period applicable thereto, or (C) the failure to borrow, convert, continue or prepay any Non-Base Rate Loan on the date specified in any Non-Base Rate Notice delivered pursuant hereto (such losses, costs, or expenses, “Funding Losses”). A certificate of Agent or a Lender delivered to Administrative Borrower setting forth in reasonable detail any amount or amounts that Agent or such Lender is entitled to receive pursuant to this Section 2.12 shall be conclusive absent manifest error. Borrower, if such Non-Base Rate Loan is a Revolving Loan, shall pay such amount to Agent or the Lender, as applicable, within 30 days of the date of its receipt of such certificate. If a payment of a Non-Base Rate Loan on a day other than the last day of the applicable Interest Period would result in a Funding Loss, Agent may, in its sole discretion at the request of Administrative Borrower, hold the amount of such payment as cash collateral in support of the Obligations until the last day of such Interest Period and apply such amounts to the payment of the applicable Non-Base Rate Loan on such last day, it being agreed that Agent has no obligation to so defer the application of payments to any Non-Base Rate Loan and that, in the event that Agent does not defer such application, Borrower shall be obligated to pay any resulting Funding Losses.

(iii) Unless Agent, in its sole discretion, agrees otherwise, Borrower shall have not more than 10 Non-Base Rate Loans in effect at any given time. Borrower may only exercise the Non-Base Rate Option for proposed Non-Base Rate Loans of at least $500,000.

(c) Conversion. Borrower may convert Non-Base Rate Loans to Base Rate Loans in the Applicable Currency at any time; provided, that in the event that Non-Base Rate

Loans are converted or prepaid on any date that is not the last day of the Interest Period applicable thereto, including as a result of any prepayment through the required application by Agent of any payments or proceeds of Collateral in accordance with Section 2.4(b) or for any other reason, including early termination of the term of this Agreement or acceleration of all or any portion of the Obligations pursuant to the terms hereof, Borrower shall indemnify, defend, and hold Agent and the Lenders and their Participants harmless against any and all Funding Losses in accordance with Section 2.12(b)(ii).

(d) Special Provisions Applicable to Non-Base Rate.

(i) The Non-Base Rate may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs to such Lender of maintaining or obtaining any eurodollar deposits, Canadian Dollar deposits or increased costs (other than Taxes which shall be governed by Section 16), in each case, due to changes in applicable law occurring subsequent to the commencement of the then applicable Interest Period, including any Changes in Law (including any changes in Tax laws (except changes of general applicability in corporate income Tax laws)) and changes in the reserve requirements imposed by the Board of Governors, which additional or increased costs would increase the cost of funding or maintaining loans bearing interest at the Non-Base Rate. In any such event, the affected Lender shall give Administrative Borrower and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, Administrative Borrower may, by notice to such affected Lender (A) require such Lender to furnish to Administrative Borrower a statement setting forth in reasonable detail the basis for adjusting such Non-Base Rate and the method for determining the amount of such adjustment, or (B) repay the Non-Base Rate Loans of such Lender with respect to which such adjustment is made (together with any amounts due under Section 2.12(b)(ii)).

(ii) In the event that any change in market conditions or any Change in Law shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain Non-Base Rate Loans or to continue such funding or maintaining, or to determine or charge interest rates at the Non-Base Rate, such Lender shall give notice of such changed circumstances to Agent and Administrative Borrower and Agent promptly shall transmit the notice to each other Lender and (y) in the case of any Non-Base Rate Loans of such Lender that are outstanding, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such Non-Base Rate Loans, and interest upon the Non-Base Rate Loans of such Lender thereafter shall accrue interest at the rate then applicable to Base Rate Loans, and (z) Borrower shall not be entitled to elect the Non-Base Rate Option until such Lender determines that it would no longer be unlawful or impractical to do so.

(e) No Requirement of Matched Funding. Anything to the contrary contained herein notwithstanding, neither Agent, nor any Lender, nor any of their Participants, is required actually to acquire eurodollar deposits or Canadian Dollar deposits to fund or otherwise match fund any Obligation as to which interest accrues at the Non-Base Rate.

2.13. Capital Requirements.

(a) If, after the date hereof, any Issuing Lender or any Lender reasonably determines that (i) any Change in Law regarding capital or reserve requirements for banks or bank holding companies, or (ii) compliance by such Issuing Lender or such Lender, or their respective bank holding companies, with any guideline, request or directive of any Governmental Authority regarding capital adequacy (whether or not having the force of law), has the effect of reducing the return on such Issuing Lender’s, such Lender’s, or such holding companies’ capital as a consequence of such Issuing Lender’s or such Lender’s commitments hereunder to a level below that which such Issuing Lender, such Lender, or such holding companies could have achieved but for such Change in Law or compliance (taking into consideration such Issuing Lender’s, such Lender’s, or such holding companies’ then existing policies with respect to capital adequacy and assuming the full utilization of such entity’s capital) by any amount deemed by such Issuing Lender or such Lender to be material, then such Issuing Lender or such Lender may notify Administrative Borrower and Agent thereof. Following receipt of such notice, Borrower agrees to pay such Issuing Lender or such Lender on demand the amount of such reduction of return of capital as and when such reduction is determined, payable within 30 days after presentation by such Issuing Lender or such Lender of a statement in the amount and setting forth in reasonable detail such Issuing Lender’s or such Lender’s calculation thereof and the assumptions upon which such calculation was based (which statement shall be deemed true and correct absent manifest error). In determining such amount, such Issuing Lender or such Lender may use any reasonable averaging and attribution methods. Failure or delay on the part of such Issuing Lender or any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Issuing Lender’s or such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate any Issuing Lender or a Lender pursuant to this Section for any reductions in return incurred more than 180 days prior to the date that such Issuing Lender or such Lender notifies Administrative Borrower of such Change in Law giving rise to such reductions and of such Lender’s intention to claim compensation therefor; provided further that if such claim arises by reason of the Change in Law that is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If any Issuing Lender or any Lender requests additional or increased costs referred to in Section 2.11(l) or Section 2.12(d)(i) or amounts under Section 2.13(a) or sends a notice under Section 2.12(d)(ii) relative to changed circumstances (such Issuing Lender or Lender, an “Affected Lender”), then such Affected Lender shall use reasonable efforts to promptly designate a different one of its lending offices or to assign its rights and obligations hereunder to another of its offices or branches, if (i) in the reasonable judgment of such Affected Lender, such designation or assignment would eliminate or reduce amounts payable pursuant to Section 2.11(l), Section 2.12(d)(i) or Section 2.13(a), as applicable, or would eliminate the illegality or impracticality of funding or maintaining Non-Base Rate Loans and (ii) in the reasonable judgment of such Affected Lender, such designation or assignment would not subject it to any material unreimbursed cost or expense and would not otherwise be materially disadvantageous to it. Borrower agrees to pay all reasonable out-of-pocket costs and expenses incurred by such Affected Lender in connection with any such designation or assignment. If, after such reasonable efforts, such Affected Lender does not so designate a different one of its lending offices or assign its rights to another of its offices or branches so as to eliminate Borrower’s obligation to pay any future amounts to such Affected Lender pursuant to Section 2.11(l), Section 2.11(1), Section 2.12(d)(i)

or Section 2.13(a), as applicable, or to enable Borrower to obtain Non-Base Rate Loans, then Administrative Borrower (without prejudice to any amounts then due to such Affected Lender under Section 2.11(l), Section 2.12(d)(i) or Section 2.13(a), as applicable) may, unless prior to the effective date of any such assignment the Affected Lender withdraws its request for such additional amounts under Section 2.11(l), Section 2.12(d)(i) or Section 2.13(a), as applicable, or indicates that it is no longer unlawful or impractical to fund or maintain Non-Base Rate Loans, may designate a different Issuing Lender or substitute a Lender, in each case, reasonably acceptable to Agent to purchase the Obligations owed to such Affected Lender (and its Affiliates) and such Affected Lender’s (and its Affiliates’) commitments hereunder (a “Replacement Lender”), and if such Replacement Lender agrees to such purchase, such Affected Lender (and its Affiliates) shall assign to the Replacement Lender its Obligations and commitments, and upon such purchase by the Replacement Lender, which such Replacement Lender shall be deemed to be “Issuing Lender” or a “Lender” (as the case may be) for purposes of this Agreement and such Affected Lender shall cease to be an “Issuing Lender” or a “Lender” (as the case may be) for purposes of this Agreement.

(c) Notwithstanding anything herein to the contrary, the protection of Sections 2.11(l), 2.12(d), and 2.13 shall be available to each Issuing Lender and each Lender (as applicable) regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, judicial ruling, judgment, guideline, treaty or other change or condition which shall have occurred or been imposed, so long as it shall be customary for Issuing Lenders or Lenders affected thereby to comply therewith. Notwithstanding any other provision herein, neither any Issuing Lender nor any Lender shall demand compensation pursuant to this Section 2.13 if it shall not at the time be the general policy or practice of such Issuing Lender or such Lender (as the case may be) to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any.

2.14. Currencies. The Revolving Loans and other Obligations (unless such other Obligations expressly provide otherwise) shall be made and repaid in Canadian Dollars. The Revolving Loans shall be denominated in Canadian Dollars or US Dollars (as selected by Administrative Borrower in accordance with Section 2.3 at the time such Revolving Loan is requested) except (a) Protective Advances made by Agent shall be denominated in Canadian Dollars or US Dollars (as selected by Agent), (b) Letters of Credit may be issued in Canadian Dollars, US Dollars, British Pounds or Euros, and (c) Revolving Loans charged to the Applicable Loan Account pursuant to Section 2.6 to pay fees, interest, expenses and other amounts shall be denominated in the Applicable Currency of such fees, interest, expenses and other amounts. All Obligations denominated in Canadian Dollars shall be repaid in Canadian Dollars and all Obligations denominated in US Dollars shall be repaid in Canadian Dollars. Payments made in a currency other than the currency in which the applicable Obligations are denominated may be accepted by the Agent in its sole discretion and, if so accepted, Borrower agrees that the Agent may convert the payment made to the currency of the applicable Obligations at the applicable Spot Rate in accordance with its normal practices.

2.15. Interest Act (Canada); Criminal Rate of Interest; Nominal Rate of Interest. Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Document:

(a) whenever interest payable by Borrower is calculated on the basis of a period which is less than the actual number of days in a calendar year, each rate of interest determined pursuant to such calculation is, for the purposes of the Interest Act (Canada), equivalent to such rate multiplied by the actual number of days in the calendar year in which such rate is to be ascertained and divided by the number of days used as the basis of such calculation,

(b) in no event shall the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada), as the same shall be amended, replaced or re-enacted from time to time (the “Criminal Code Section”)) payable (whether by way of payment, collection or demand) by Borrower to Agent or any Lender under this Agreement or any other Loan Document exceed the effective annual rate of interest on the “credit advanced” (as defined in that section) under this Agreement or such other Loan Document lawfully permitted under that section and, if any payment, collection or demand pursuant to this Agreement or any other Loan Document in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section and the amount of such payment or collection shall be refunded by Agent and Lenders to Borrower with such “interest” deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Criminal Code Section to result in a receipt by Agent or such Lender of interest at a rate not in contravention of the Criminal Code Section, such adjustment to be effected, to the extent necessary, as follows: firstly, by reducing the amounts or rates of interest required to be paid to Agent or that Lender; and then, by reducing any fees, charges, expenses and other amounts required to be paid to the affected Agent or Lender which would constitute “interest”. Notwithstanding the foregoing, and after giving effect to all such adjustments, if Agent or any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code Section, then Borrower shall be entitled, by notice in writing to the Agent or affected Lender, to obtain reimbursement from Agent or that Lender in an amount equal to such excess. For the purposes of this Agreement and each other Loan Document to which Borrower is a party, the effective annual rate of interest payable by Borrower shall be determined in accordance with generally accepted actuarial practices and principles over the term of the loans on the basis of annual compounding for the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Institute of Actuaries appointed by Agent for the account of Borrower will be conclusive for the purpose of such determination in the absence of evidence to the contrary,

(c) all calculations of interest payable by Borrower under this Agreement or any other Loan Document are to be made on the basis of the nominal interest rate described herein and therein and not on the basis of effective yearly rates or on any other basis which gives effect to the principle of deemed reinvestment of interest. The parties acknowledge that there is a material difference between the stated nominal interest rates and the effective yearly rates of interest and that they are capable of making the calculations required to determine such effective yearly rates of interest,

(d) any provision of this Agreement that would oblige Borrower to pay any fine, penalty or rate of interest on any arrears of principal or interest secured by a mortgage on real property or hypothec on immovables that has the effect of increasing the charge on arrears beyond the rate of interest payable on principal money not in arrears shall not apply to Borrower, which shall be required to pay interest on money in arrears at the same rate of interest payable on principal money not in arrears, and

(e) if there is a conflict, inconsistency, ambiguity or difference between any provision of this Section 2.15 and any other Section of this Agreement or any other Loan Document with respect to Borrower then the provisions of this Section 2.15 shall prevail and be paramount.

2.16. Accordion.

(a) At any time during the period from and after the Closing Date through but excluding the date that is three months prior to the Maturity Date, at the option and upon written request of Borrower (but subject to the conditions set forth in clause (b) below), the Revolver Commitments and the Maximum Credit Amount may be increased by an amount in the aggregate for all such increases of the Revolver Commitments and the Maximum Credit Amount not to exceed the Available Increase Amount (each such increase, an “Increase”); provided, that in no event shall the Revolver Commitments and the Maximum Credit Amount be increased to an amount in excess of $98,000,000. Each Lender shall increase its Revolver Commitment (it being understood that each Lender shall be obligated to increase its Revolver Commitments) by its Pro Rata Share of the proposed Increase upon the date that such proposed Increase becomes effective (the “Increase Date”). Any Increase shall be in an amount of at least $1,000,000 and integral multiples of $1,000,000 in excess thereof. In no event may the Revolver Commitments and the Maximum Credit Amount be increased pursuant to this Section 2.16 on more than 5 occasions in the aggregate for all such Increases. Additionally, for the avoidance of doubt, it is understood and agreed that in no event shall the aggregate amount of the Increases to the Revolver Commitments exceed $13,000,000.

(b) Each of the following shall be conditions precedent to any Increase of the Revolver Commitments and the Maximum Credit Amount in connection therewith:

(i) each of the conditions precedent set forth in Section 3.2 are satisfied,

(ii) Borrower shall have paid the Increase fee payable pursuant to the Fee Letter.

(c) Unless otherwise specifically provided herein, all references in this Agreement and any other Loan Document to Revolving Loans shall be deemed, unless the context otherwise requires, to include Revolving Loans made pursuant to the increased Revolver Commitments and the Maximum Credit Amount pursuant to this Section 2.16.

(d) The Revolving Loans, Revolver Commitments and the Maximum Credit Amount established pursuant to this Section 2.16 shall constitute Revolving Loans, Revolver Commitments and the Maximum Credit Amount under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from any guarantees and the security interests created by the Loan Documents. Borrower shall take any actions reasonably required by Agent to ensure and demonstrate that the Liens and security interests granted by the Loan Documents continue to be perfected under the PPSA or otherwise after giving effect to the establishment of any such new Revolver Commitments and the Maximum Credit Amount.

3. CONDITIONS; TERM OF AGREEMENT.

3.1. Conditions Precedent to the Initial Extension of Credit. The obligation of each Lender to make the initial extensions of credit provided for hereunder is subject to the fulfillment (or waiver by Agent and each Lender), to the satisfaction of Agent and each Lender, of each of the conditions precedent set forth on Schedule 3.1 (the making of such initial extensions of credit by a Lender being conclusively deemed to be its satisfaction or waiver of the conditions precedent).

3.2. Conditions Precedent to all Extensions of Credit. The obligation of the Lender Group (or any member thereof) to make any Revolving Loans hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent (unless waived in accordance with the terms hereof):

(a) the representations and warranties of Borrower and its Subsidiaries contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date); and

(b) no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof.

3.3. Maturity. This Agreement shall continue in full force and effect for a term ending on the Maturity Date.

3.4. Effect of Maturity. On the Maturity Date, all commitments of the Lender Group to provide additional credit hereunder shall automatically be terminated and all of the Obligations shall become due and payable immediately without notice or demand and Borrower shall be required to repay all of the Obligations in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations and termination of the Commitments) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full and the Commitments have been terminated. When all of the Obligations have been paid in full and the Lender Group’s obligations to provide additional credit under the Loan Documents have been terminated irrevocably, Agent will, at Borrower’s sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent.

3.5. Early Termination by Borrower. Borrower has the option, at any time upon 10 Business Days prior written notice to Agent by Administrative Borrower, to terminate this

Agreement and terminate the Commitments hereunder by repaying to Agent all of the Obligations in full and the Applicable Prepayment Premium pursuant to the Fee Letter. The foregoing notwithstanding, (a) Administrative Borrower may rescind termination notices relative to proposed payments in full of the Obligations with the proceeds of third party Indebtedness if the closing for such issuance or incurrence does not happen on or before the date of the proposed termination (in which case, a new notice shall be required to be sent in connection with any subsequent termination), and (b) Administrative Borrower may extend the date of termination at any time with the consent of Agent (which consent shall not be unreasonably withheld or delayed).

3.6. Post-Closing Covenants. Borrower covenants and agrees to satisfy each item on Schedule 3.6 on or before the date set forth on Schedule 3.6 for such item.

4. REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, Borrower makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Revolving Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Revolving Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1. Due Organization and Qualification; Subsidiaries.

(a) Borrower and, subject to the completion of any transaction permitted by Section 6.3, each of its Subsidiaries (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified or registered to do business in any jurisdiction where the failure to be so qualified would reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite corporate, limited liability or other organizational power and authority (as applicable) to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b) Set forth on Schedule 4.1 is a complete and accurate description as of the Closing Date of the authorized Equity Interests of Borrower and each of its Subsidiaries, by class, and, as of the Closing Date, a description of the number of shares of each such class that are issued and outstanding. Neither Borrower nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Equity Interests or any security convertible into or exchangeable for any of its Equity Interests except for any Equity Interests (other than Disqualified Equity Interests) that are permitted by the Loan Documents.

(c) Set forth on Schedule 4.1 (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement), is a complete and accurate list of the Loan Parties’ direct and indirect Subsidiaries, showing: (i) the number of shares of each class of common and preferred Equity Interests authorized for each of such Subsidiaries, and (ii) the number and the percentage of the outstanding shares of each such class owned directly or indirectly by Borrower. All of the outstanding Equity Interests of each such Subsidiary has been validly issued and is fully paid and non-assessable.

(d) Except as set forth on Schedule 4.1, there are no subscriptions, options, warrants, or calls relating to any shares of Borrower’s or any of its Subsidiaries’ Equity Interests as of the Closing Date, including any right of conversion or exchange under any outstanding security or other instrument.

4.2. Due Authorization; No Conflict.

(a) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary organizational action on the part of such Loan Party.

(b) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, provincial, state, foreign or local law or regulation applicable to any Loan Party or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Subsidiaries where any such violation would individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (ii) violate the Governing Documents of any Loan Party or its Subsidiaries, (iii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Subsidiaries where any such conflict, breach or default would individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party or its Subsidiaries, other than Permitted Liens, or (v) require any approval of any holder of Equity Interests of a Loan Party or its Subsidiaries or any approval or consent of any Person under any material agreement of any Loan Party or its Subsidiaries, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain would not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.3. Governmental Consents. The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date or where any such failure to do the foregoing would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

4.4. Binding Obligations; Perfected Liens.

(a) Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b) Agent’s Liens are validly created, perfected (other than (i) any Excluded Deposit Accounts (as defined in the Canadian Security Documents)), and first priority Liens, subject only to Permitted Liens which are non-consensual Permitted Liens, Purchase Money Liens securing Permitted Purchase Money Indebtedness and Liens securing the interests of lessors under Capital Leases.

4.5. Title to Assets; No Encumbrances. Each of the Loan Parties and its Subsidiaries has (a) good, sufficient and legal title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property), all of their respective assets reflected in the most recent financial statements delivered pursuant to Section 5.1, in each case except for (i) assets disposed of since the date of such financial statements to the extent permitted hereby, including pursuant to Closing Date US Divestiture, and (ii) minor defects in title that do not interfere with any sale, transfer, or other disposition of such property, or its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes. All of such assets are free and clear of Liens except for Permitted Liens.

4.6. Litigation.

(a) There are no actions, suits, or proceedings pending or, to the knowledge of Borrower, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate would reasonably be expected to result in a Material Adverse Effect.

(b) Schedule 4.6(b) sets forth a complete and accurate description, with respect to each of the actions, suits, or proceedings with asserted liabilities in excess of, or that could reasonably be expected to result in liabilities of a Loan Party in excess of, $1,000,000 that, as of the Closing Date, is pending or, to the knowledge of Borrower, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries, of (i) the parties to such actions, suits, or proceedings, (ii) the nature of the dispute that is the subject of such actions, suits, or proceedings, (iii) the procedural status, as of the Closing Date, with respect to such actions, suits, or proceedings, and (iv) whether any liability of the Loan Parties’ and their Subsidiaries in connection with such actions, suits, or proceedings is covered by insurance.

4.7. Compliance with Laws. No Loan Party nor any of its Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Environmental Laws) that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect, or is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in each case that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

4.8. Financial Statements; No Material Adverse Effect. All historical financial statements relating to the Loan Parties and their Subsidiaries that have been delivered by Borrower to Agent have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and, subject to the impact of the Closing Date US Divestiture, present fairly in all material respects, the Loan Parties’ and their Subsidiaries’ consolidated financial condition as of the date thereof and results of operations for the period then ended. Since March 25, 2017, no event, circumstance, or change has occurred that has or would reasonably be expected to result in a Material Adverse Effect with respect to the Loan Parties and their Subsidiaries.

4.9. Solvency.

(a) The Loan Parties, taken as a whole, are Solvent.

(b) No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

4.10. Canadian Pension Plan. As of the Closing Date, no Loan Party, nor any of its Subsidiaries maintains or contributes to any Canadian Pension Plans nor have any liabilities or obligations in respect of a Canadian Defined Benefit Plan that has been terminated or wound up.

4.11. Environmental Condition. Except as set forth on Schedule 4.11 or except as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (a) no Loan Party’s nor any of its Subsidiaries’ properties or assets has ever been used by a Loan Party, its Subsidiaries, or by previous owners or operators in the disposal of, or to produce, store, handle, treat, release, or transport, any Hazardous Materials, where such disposal, production, storage, handling, treatment, release or transport was in violation, in any respect, of or has given rise to liability of a Loan Party or any of its Subsidiaries, or to the knowledge of Borrower, liability of previous owners or operators, under any applicable Environmental Law, (b) no Loan Party’s nor any of its Subsidiaries’ properties or assets has ever been designated or identified in any manner pursuant to any Environmental Law as a Hazardous Materials disposal site, (c) no Loan Party nor any of its Subsidiaries has received written notice that a Lien arising under any Environmental Law has attached to any revenues or to any Real Property owned or operated by a Loan Party or its Subsidiaries, and (d) no Loan Party nor any of its Subsidiaries nor any of their respective facilities or operations is subject to any outstanding Environmental Action or other written order, consent decree, or settlement agreement with any Person relating to any Environmental Law or Environmental Liabilities.

4.12. Complete Disclosure. All factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower’s industry) furnished by or on behalf of a Loan Party or its Subsidiaries in writing to Agent or any Lender (including all information contained in the Schedules hereto or in the other Loan Documents) for purposes of or in connection with this Agreement or the other Loan Documents, and all other such factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower’s industry) hereafter furnished by or on behalf of a Loan Party or its Subsidiaries in writing to Agent or any Lender will be, true and accurate, in all material respects, on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided. The Projections delivered to Agent on August 1, 2017 represent, and as of the date on which any other Projections are delivered to Agent, such additional Projections represent, Borrower’s good faith estimate, on the date such Projections are delivered, of the Loan Parties’ and their Subsidiaries’ future performance for the periods covered thereby based upon assumptions believed by Borrower to be reasonable at the time of the delivery thereof to Agent (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties and their Subsidiaries, and no assurances can be given that such Projections will be realized, and although reflecting Borrower’s good faith estimate, projections or forecasts based on methods and assumptions which Borrower believed to be reasonable at the time such Projections were prepared, are not to be viewed as facts, and that actual results during the period or periods covered by the Projections may differ materially from projected or estimated results).

4.13. Patriot Act; Canadian AML and Anti-Terrorism Laws. To the extent applicable, each Loan Party and each of its Subsidiaries is in compliance in all material respects with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”) and all applicable Canadian Anti-Money Laundering & Anti-Terrorism Legislation. No part of the proceeds of the Loans made hereunder will be used by any Loan Party or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

4.14. Indebtedness. Set forth on Schedule 4.14 is a true and complete list of all Indebtedness of each Loan Party and each of its Subsidiaries outstanding immediately prior to the Closing Date that is to remain outstanding immediately after giving effect to the closing hereunder on the Closing Date and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date. As of the Closing Date, Borrower has no outstanding Indebtedness or trade payables owing to any of the secured parties listed in paragraph 8 of Schedule 3.6 that is secured by the security perfected by the PPSA registration in favour of the applicable secured party listed therein.

4.15. Payment of Taxes. All Federal, provincial and state income Tax returns and all other material Tax returns and reports of each Loan Party and its Subsidiaries required to be filed by any of them have been timely filed, and all Federal, provincial and state income Taxes and all other material Taxes shown on such Tax returns to be due and payable and all material assessments, fees and other governmental charges upon a Loan Party and its Subsidiaries and upon their respective assets, income, businesses and franchises that are due and payable have been paid when due and payable, except (a) where failure to do so could not reasonably be expected to have a Material Adverse Effect; or (b) the validity of such Tax is the subject of a Permitted Protest as contemplated by Section 5.5 Each Loan Party and each of its Subsidiaries have made adequate provision in accordance with GAAP for all Taxes not yet due and payable. Borrower does not know of any material proposed Tax assessment against a Loan Party or any of its Subsidiaries that is not being actively contested by such Loan Party or such Subsidiary diligently, in good faith, and by appropriate proceedings; provided such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.16. Margin Stock. No Loan Party nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the loans made to Borrower will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17. Governmental Regulation. No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal, provincial or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.18. OFAC. No Loan Party nor any of its Subsidiaries is in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC or any Canadian Governmental Authority. No Loan Party nor any of its Subsidiaries (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) to its knowledge derives revenues directly or indirectly, from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

4.19. Employee and Labor Matters. Except as set forth on Schedule 4.19, no Loan Party nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining or similar agreement with any union or other labor organization. Except to the extent would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there is (i) no unfair labor practice charge or complaint pending or, to the knowledge of Borrower, threatened against Borrower or any of its Subsidiaries before any Governmental Authority and no grievance or arbitration proceeding pending or threatened against Borrower or any of its Subsidiaries which arises out of or under any collective bargaining agreement and that would reasonably be expected to result in a material liability, (ii) no strike, labor dispute, slowdown, stoppage or similar action or grievance pending or threatened in writing against Borrower or its Subsidiaries that could reasonably be expected to result in a material liability, or (iii) to the knowledge of Borrower, after due inquiry, no union representation question existing with respect to the employees of Borrower or its Subsidiaries and no union organizing activity taking place with respect to any of the employees of Borrower or its Subsidiaries. None of Borrower or its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state or foreign law, which remains unpaid or unsatisfied which could reasonably be expected to result in a Material Adverse Effect. The hours worked and payments made to, classification of, employees of Borrower and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All material payments due from Borrower or its Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of Borrower and all remittances and withholdings on account of Taxes and employer or employee contribution to benefit plans have been remitted to the applicable Governmental Authority when due, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.20. Intellectual Property. Each Loan Party and Subsidiary owns or has the lawful right to use all Intellectual Property necessary for the conduct of its business, without conflict with any rights of others. There is no pending or, to any Loan Party’s knowledge, threatened material Intellectual Property Claim with respect to any Loan Party, any Subsidiary or any of their Property (including any Intellectual Property). All Intellectual Property owned by any Loan Party or any Subsidiary and registered with the U.S. Patent and Trademark Office, the Canadian Intellectual Property Office or any other applicable Governmental Authority is identified on Schedule 4.20.

4.21. Eligible Accounts. As to each Account that is identified by Borrower as an Eligible Account or an Eligible Credit Card Receivable in a Borrowing Base Certificate submitted to Agent, such Account is (a) a bona fide existing payment obligation of the applicable Account Debtor created by the sale and delivery of Inventory or the rendition of services to such Account Debtor in the ordinary course of Borrower’s business, (b) owed to a Borrower without any known defenses, disputes, offsets, counterclaims, or rights of return or cancellation, and (c) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Agent-discretionary criteria) set forth in the definition of Eligible Accounts or Eligible Credit Card Receivables, as the case may be.

4.22. Eligible Inventory. As to each item of Inventory that is identified by Borrower as Eligible Inventory in a Borrowing Base Certificate submitted to Agent, such Inventory is (a) of good and merchantable quality, free from known defects, and (b) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Agent-discretionary criteria) set forth in the definition of Eligible Inventory.

4.23. Location of Inventory and Equipment. Except for the third-party warehouse locations identified on Schedule 4.23, the Inventory and Equipment of Borrower is not stored with a bailee, warehouseman, or similar party and is located only at, or in-transit between, the locations identified on Schedule 4.23 (as such Schedule may be updated pursuant to Section 5.14).

4.24. Inventory Records. Each Loan Party keeps correct and accurate records itemizing and describing the type, quality, and quantity of its and its Subsidiaries’ Inventory and the book value thereof.

4.25. Hedge Agreements. On each date that any Hedge Agreement is executed by any Hedge Provider, each Loan Party party to such Hedge Agreement satisfies all eligibility, suitability and other requirements under the Commodity Exchange Act and the Commodity Futures Trading Commission regulations and, in the case of a guarantor of Hedge Obligations, is a Qualified ECP Guarantor.

4.26. Credit Card Arrangements. Schedule 4.26 is a list describing all arrangements as of the Closing Date to which any Loan Party is a party with respect to the processing and/or payment to such Loan Party of the proceeds of any credit card charges and debit card charges for sales made by such Loan Party.

4.27. No Defaults; Material Contracts. No event or circumstance has occurred or exists as of the date of this Agreement that constitutes a Default or Event of Default. Schedule 4.27 contains a true, correct and complete list of all Material Contracts, and except as described thereon, all such Material Contracts are in full force and effect. No Loan Party or Subsidiary is in default, and no event or circumstance has occurred or exists that with the passage of time or giving of notice would constitute a default, under any Material Contract which would enable the other contracting party to terminate such Material Contract. There is no basis upon which any party (other than a Loan Party or the Subsidiary) could terminate a Material Contract prior to its scheduled termination date.

4.28. Operations of Certain Subsidiaries. As of the Closing Date, CGS is inactive and does not engage in any trade or business, own any assets or owe any Indebtedness or any other obligation or liability except as expressly permitted hereunder in its capacity as a Loan Party and the ownership of all of the outstanding shares of CGS USA. Each of CGS USA and Birks Jewellers Limited, is inactive and does not engage in any trade or business, own any assets or owe any Indebtedness or any other obligation or liability other than, in the case of CGS USA, (a) the provision of limited support services to Borrower and (b) the payment by Borrower to CGS USA of up to US$500,000 in the aggregate in each Fiscal Year in the form of Permitted Intercompany Advances and reimbursements of reasonable and documented expenses incurred by CGS USA for and on behalf of Borrower, provided that no Default or Event of Default has occurred and is continuing at the time of any such payment.

5. AFFIRMATIVE COVENANTS.

Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

5.1. Financial Statements, Reports, Certificates. Borrower (a) will deliver to Agent each of the financial statements, reports, and other items set forth on Schedule 5.1 no later than the times specified therein, (b) agree that no Subsidiary of a Loan Party will have a Fiscal Year different from that of Borrower, (c) agree to maintain a system of accounting that enables Borrower to produce financial statements in accordance with GAAP, and (d) agree that they will, and will cause each other Loan Party to, (i) keep a reporting system that shows all additions, sales, claims, returns, and allowances with respect to their Subsidiaries’ sales (for avoidance of doubt, Agent and Lenders hereby acknowledge that the reporting system maintained by the Loan Parties on the Closing Date satisfies this clause (i)), and (ii) agree that they will, and will cause each other Loan Party to maintain their billing and reporting system materially consistent with that in effect as of the Closing Date, and shall only make material modifications thereto with notice to, and with the consent of, the Agent (such consent not to be unreasonably withheld or delayed).

5.2. Reporting. Borrower (a) will deliver to Agent (and if so requested by Agent, with copies for each Lender) each of the reports set forth on Schedule 5.2 at the times specified therein, and (b) agree to use commercially reasonable efforts in cooperation with Agent to facilitate and implement a system of electronic collateral reporting in order to provide electronic reporting of each of the items set forth on such Schedule.

5.3. Existence. Except as otherwise permitted under Section 6.3 or Section 6.4, Borrower will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect such Person’s valid existence and good standing in its jurisdiction of organization and, except as would not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified or required to be qualified to do business and any rights, franchises, permits, licenses, accreditations, authorizations, or other approvals material to their businesses.

5.4. Maintenance of Properties. Borrower will, and will cause each of its Subsidiaries to, maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation and Permitted Dispositions excepted (and except where the failure to so maintain and preserve assets would not reasonably be expected to result in a Material Adverse Effect).

5.5. Taxes. Borrower will, and will cause each of its Subsidiaries to, pay in full before delinquency or before the expiration of any extension period all Federal, provincial and state income and capital Taxes and all other material Taxes imposed, levied, or assessed against it, or any of its assets or in respect of any of its income, capital, businesses, or franchises, except to the extent that the validity of such Tax is the subject of a Permitted Protest.

5.6. Insurance. Borrower will, and will cause each of its Subsidiaries to, at Borrower’s expense, maintain insurance respecting each of each Loan Party’s and its Subsidiaries’ assets wherever located, covering liabilities, losses or damages as are customarily are insured against by other Persons engaged in same or similar businesses and similarly situated and located and flood insurance coverage acceptable to Agent with respect to all Real Property Collateral (to the extent flood insurance is required). All such policies of insurance shall be with financially sound and reputable insurance companies that are reasonably acceptable to Agent (it being agreed that any insurance providers which have a policy in effect with Borrower or any of its Subsidiaries as of the Closing Date are acceptable to Agent) and in such amounts as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and, in any event, in amount, adequacy, and scope reasonably satisfactory to Agent (it being agreed that the amount, adequacy, and scope of the policies of insurance of Borrower in effect as of the Closing Date are acceptable to Agent). All property insurance policies covering the Collateral are to be made payable to Agent for the benefit of Agent and the Lenders, as their interests may appear, in case of loss, pursuant to a standard lenders’ loss payable endorsement with a standard non-contributory “lender” or “secured party” clause and are to contain such other provisions as Agent may reasonably require to fully protect the Lenders’ interest in the Collateral and to any payments to be made under such policies. All certificates of property and general liability insurance are to be delivered to Agent, with lenders’ loss payable (but only in respect of Collateral) and additional insured endorsements in favor of Agent and shall provide for not less than 30 days (10 days in the case of non-payment), or such shorter period as Agent may agree, prior written notice to Agent of the exercise of any right of cancellation. If any Loan Party or its Subsidiaries fails to maintain such insurance, Agent may arrange for such insurance, but at Borrower’s expense and without any responsibility on Agent’s part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Borrower shall give Agent prompt notice of any loss exceeding $1,000,000 covered by Borrower or its Subsidiaries’ casualty or business interruption insurance. Upon the occurrence and during the continuance of an Event of Default, Agent shall have the sole right to file claims under any property and general liability insurance policies in respect of the Collateral, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

5.7. Inspection.

(a) Borrower will, and will cause each of its Subsidiaries to, permit Agent, any Lender and each of their respective duly authorized representatives or agents to visit any of its properties and inspect any of its assets or books and records, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers and employees (provided an authorized representative of a Borrower shall be allowed to be present) at such reasonable times and intervals as Agent or any Lender, as applicable, may designate and, so long as no Default or Event of Default has occurred and is continuing, with reasonable prior notice to Administrative Borrower and during regular business hours.

(b) Borrower will, and will cause each of its Subsidiaries to, permit Agent and each of its duly authorized representatives or agents to conduct appraisals and valuations at such reasonable times and intervals as Agent may designate; provided that the expenses required to be paid by the Loan Parties in connection therewith shall be subject to any applicable limitation set forth in Section 2.10(c).

5.8. Compliance with Laws and Material Contracts. Borrower will, and will cause each of its Subsidiaries to, comply with (a) the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, and (b) all of its Material Contracts, except in each case where non-compliance with which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.9. Environmental. Borrower will, and will cause each of its Subsidiaries to,

(a) Keep any property either owned or operated by any Loan Party or its Subsidiaries free of any Environmental Liens (other than Permitted Liens) or post bonds or other financial assurances sufficient to satisfy the obligations or liability evidenced by such Environmental Liens (other than Permitted Liens),

(b) Comply with applicable Environmental Laws, except where a failure to comply would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, and provide to Agent documentation of such compliance which Agent reasonably requests,

(c) Promptly notify Agent of any release of which Borrower has knowledge of a Hazardous Material in any reportable quantity or which could reasonably be expected to result in material liabilities of any Loan Party or its Subsidiaries from or onto property owned or operated by any Loan Party or its Subsidiaries and take any Remedial Actions required to abate said release or otherwise to come into compliance, in all material respects, with applicable Environmental Law, except where a failure to comply would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, and provide to Agent documentation of such compliance which Agent reasonably requests, and

(d) Promptly, but in any event within 5 Business Days of its receipt thereof, provide Agent with written notice of any of the following: (i) notice that an Environmental Lien has been filed against any of the real or personal property of a Loan Party or its Subsidiaries, (ii) commencement of any Environmental Action or written notice that an Environmental Action will be filed against a Loan Party or its Subsidiaries that individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and (iii) written notice of a violation, citation, or other administrative order from a Governmental Authority that would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

5.10. Disclosure Updates. Each Loan Party will, promptly and in no event later than fifteen Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to Agent or the Lenders contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11. Formation of Subsidiaries. Borrower will, at the time that any Loan Party forms any direct or indirect Subsidiary or acquires any direct or indirect Subsidiary after the Closing Date, (x) within 30 days of such formation or acquisition (or such later date as permitted by Agent in its sole discretion) (a) cause such new Subsidiary to provide to Agent a joinder to the Canadian Security Documents and other applicable Loan Documents (including this Agreement to the extent that such Subsidiary is to be joined as a Borrower hereunder), as applicable, which joinder shall include such provisions as Agent shall consider necessary or desirable for the inclusion of such Subsidiary as a Borrower or other Loan Party including such provisions as are necessary or desirable to reflect the formation of such Subsidiary under the laws of a jurisdiction other than Canada or the location of Collateral outside of Canada) and a guarantee of the Obligations, if required, together with such other security agreements, ,as well as appropriate financing statements (and with respect to all Real Property Collateral subject (or required hereunder to be subject) to a Mortgage, fixture filings) all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary (other than Excluded Property, as defined in the Canadian Security Documents); to the applicable Canadian Security Documents, the guarantee and such other security agreements shall not be required to be provided to Agent with respect to Obligations, if the costs to the Loan Parties of providing such guarantee or such security agreements are unreasonably excessive (as determined by Agent in consultation with Administrative Borrower) in relation to the benefit to Agent and the Lenders of the security or guarantee afforded thereby and (b) provide to Agent all other documentation, including one or more opinions of counsel reasonably satisfactory to Agent, which, in its reasonable judgment, is necessary with respect to the execution and delivery of the applicable documentation referred to above (including policies of title insurance, or other documentation with respect to all Real Property Collateral owned in fee and required to be subject to a Mortgage), and (y) within 60 days of such formation or acquisition (or such later date as permitted by Agent in its sole discretion), (a) cause such new Subsidiary to provide to Agent Mortgages with respect to any Real Property owned in fee of such new Subsidiary with a fair market value greater than $1,000,000, as well as appropriate fixture filings, all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to Permitted Liens) in and to the Real Property assets of such newly formed or acquired Subsidiary); and (b) provide to Agent all other documentation, including one or more opinions of counsel reasonably satisfactory to Agent, which, in its opinion, is appropriate with respect to the execution and delivery of the applicable documentation referred to above (including policies of title insurance, evidence of flood certification documentation (to the extent required) or other documentation with respect to all Real Property owned in fee and subject to (or required hereunder to be subject to) a Mortgage). Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document.

5.12. Further Assurances. Borrower will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver, or cause to be executed or delivered to Agent any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, opinions of counsel, and all other documents (the “Additional Documents”) that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens in all of the assets of Loan Parties (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal), to create and perfect Liens in favor of Agent in any Real Property acquired by any Loan Party with a fair market value in excess of $1,000,000, and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents. To the maximum extent permitted by applicable law, if any Loan Party refuses or fails to execute or deliver any reasonably requested Additional Documents within a reasonable period of time following the request to do so, Borrower, each Borrower and each other Loan Party hereby authorizes Agent to execute any such Additional Documents in the applicable Loan Party’s name and authorizes Agent to file such executed Additional Documents in any appropriate filing office. In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of each Loan Party, including all of the outstanding Equity Interests of Borrower and its Subsidiaries.

5.13. [Intentionally Omitted]

5.14. Location of Inventory; Chief Executive Office, Etc.. Borrower will, and will cause each other Loan Party to, keep its Inventory only at (or in-transit between or to) its locations identified on Schedule 4.23 and its chief executive office (and registered office) only at the locations identified on Schedule 4.23; provided, that Administrative Borrower may amend Schedule 4.23 so long as such amendment occurs by written notice to Agent not less than 10 days, or such later date as Agent agrees in its sole discretion, prior to the date on which such Inventory is moved to such new location or such chief executive office or registered office is relocated and so long as such new location is within continental Canada in the case of the chief executive office and the registered office of a Loan Party.

5.15. Bank Products. On or before the 120th day after the Closing Date, the Loan Parties shall establish their primary depository and treasury management relationships in the United States with Wells Fargo or one or more of its Affiliates and their primary depository and treasury management relationships in Canada with Wells Fargo or one or more of its Affiliates, Bank of Montreal, The Toronto-Dominion Bank, Royal Bank of Canada, National Bank of Canada, Canadian Imperial Bank of Commerce or any other Canadian bank reasonably acceptable to Agent and will maintain such depository and treasury management relationships at all times during the term of the Agreement.

5.16. Hedge Agreements. Borrower agrees that it shall offer to Wells Fargo or one or more of its respective Affiliates the first opportunity to bid for all Hedge Agreements to be entered into by any Loan Party or any of its Subsidiaries during the term of the Agreement.

5.17. Canadian Compliance. In addition to and without limiting the generality of Section 5.8, with respect to any Canadian Pension Plan established after the Closing Date, Borrower will, and will cause each of its Subsidiaries to, (a) comply with applicable provisions and funding requirements of the Income Tax Act (Canada) and applicable federal or provincial pension benefits legislation and other applicable laws with respect to all Canadian Pension Plans except where the failure to do so would not reasonably be expected to result in a Material Adverse Effect and (b) furnish to Agent upon Agent’s written request such additional information about any Canadian Pension Plan for which Borrower or its Subsidiaries would reasonably expect to incur any material liability. All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of Canadian statutory benefit plans that Borrower or any of its Subsidiaries is required to participate in or comply with, including the Canada Pension Plan or Quebec Pension Plan as maintained by the Government of Canada or Province of Quebec, respectively, and plans administered pursuant to applicable workplace safety insurance and employment insurance legislation will be paid or remitted by each such Person in accordance with the terms thereof, any agreements relating thereto and all applicable laws except (i) to the extent that any amount so payable is subject to a Permitted Protest and a Canadian Priority Payable Reserve for such amount has been established (ii) for failures resulting from administrative oversight which are promptly remedied once Borrower or its Subsidiary becomes aware thereof.

5.18. Credit Card Notifications. Within 30 days of the Closing Date (or such later date as Agent may agree), deliver to the Administrative Agent copies of notifications (each, a “Credit Card Notification”) substantially in the form attached hereto as Exhibit C-2, or otherwise in form and substance reasonably acceptable to Agent, which have been executed on behalf of such Loan Party and delivered to such Loan Party’s Credit Card Issuers and Credit Card Processors listed on Schedule 4.26. No Loan Party shall enter into any agreements with Credit Card Issuers or Credit Card Processors other than the ones expressly contemplated herein or in Section 4.26 unless Agent has received a copy of the Credit Card Notification sent to such new or additional Credit Card Issuer or Credit Card Processor.

6. NEGATIVE COVENANTS.

Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

6.1. Indebtedness. Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness. Borrower shall not incur any Indebtedness or have trade payables owing to any secured party listed in paragraph 8 of Schedule 3.6 that is secured by the security perfected by the PPSA registration in favour of such secured party until it has satisfied its obligations under paragraph 8 of Schedule 3.6 with respect to such PPSA Registration.

6.2. Liens. Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

6.3. Restrictions on Fundamental Changes. Borrower will not, and will not permit any of its Subsidiaries to,

(a) other than in order to consummate a Permitted Acquisition, enter into any merger, amalgamation, consolidation, reorganization, or recapitalization, or reclassify its Equity Interests, except for (i) any merger or amalgamation between Loan Parties; provided that Borrower must be the survivor of any merger or amalgamation to which it is a party (or, in the case of an amalgamation, the continuing corporation resulting therefrom must be liable for the Obligations of Borrower under the Loan Documents), (ii) any merger or amalgamation between a Loan Party (other than Borrower) and a Subsidiary of such Loan Party that is not a Loan Party so long as such Loan Party is the surviving entity of any such merger or amalgamation (or, in the case of an amalgamation, the continuing corporation resulting therefrom) must be liable for the Obligations of such Loan Party under the Loan Documents and the priority of the Agent’s Liens on the Collateral is not affected thereby, and (iii) any merger or amalgamation between Subsidiaries of Borrower that are not Loan Parties,

(b) liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution), except for (i) the liquidation or dissolution of non-operating Subsidiaries of Borrower with nominal assets and nominal liabilities, (ii) the liquidation or dissolution of a Loan Party (other than Borrower) or any of its wholly-owned Subsidiaries so long as all of the assets (including any interest in any Equity Interests) of such liquidating or dissolving Loan Party or Subsidiary are transferred to a Loan Party that is not liquidating or dissolving, or (iii) the liquidation or dissolution of a Subsidiary of Borrower that is not a Loan Party (other than any such Subsidiary the Equity Interests of which (or any portion thereof) is subject to a Lien in favor of Agent) so long as all of the assets of such liquidating or dissolving Subsidiary are transferred to a Subsidiary of Borrower that is not liquidating or dissolving, or

(c) suspend or cease operating a substantial portion of its or their business, except as permitted pursuant to clauses (a) or (b) above or in connection with a transaction permitted under Section 6.4,

6.4. Disposal of Assets. Borrower will not, and will not permit any of its Subsidiaries to, convey, sell, lease, license, assign, transfer, or otherwise dispose of (or enter into an agreement to convey, sell, lease, license, assign, transfer, or otherwise dispose of) any of its or their assets other than (a) Permitted Dispositions; (b) transactions expressly permitted by Sections 6.3 or 6.9; and (c) sales of equipment, furniture and fixtures in the ordinary course of business to a Person other than a Subsidiary that is not a Loan Party and subject to compliance with Section 6.10, if applicable, provided the proceeds of such sales of equipment shall be applied to repay the Revolving Loans and/or provide Letter of Credit Collateralization, as applicable, without a permanent reduction in the Commitments.

6.5. Nature of Business. Borrower will not, and will not permit any of its Subsidiaries to, make any change in the nature of its or their business as described in Section 4.28 or Schedule 6.5 or acquire any properties or assets that are not reasonably related to the conduct of such business activities; provided, that the foregoing shall not prevent Borrower and its Subsidiaries from engaging in any business that is reasonably related or ancillary to its or their business.

6.6. Prepayments and Amendments. Borrower will not, and will not permit any of its Subsidiaries to,

(a) Except in connection with Refinancing Indebtedness permitted by Section 6.1,

(i) make any payments in respect of the Montrovest Debt other than, so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom and subject to the Montrovest Subordination Agreement, (x) regularly scheduled payments of interest in respect of the Montrovest Debt as and when due pursuant to the Montrovest Debt Documents (y) the principal payments of US$1,250,000 on or about July 20, 2018 and US$1,250,000 on or about July 20, 2019 pursuant to the Montrovest Debt 2017 and (z) the fee payment in an aggregate amount not to exceed $10,000 annually pursuant to the Montrovest Debt 2017. No other prepayment of, or payment of principal on, the Montrovest Debt may be made without the prior written consent of Agent in its sole discretion, unless the Restricted Payment Conditions are satisfied with respect to such prepayment or payment.

(ii) make any payment on account of Indebtedness (other than as permitted under paragraph (a)(i) above) that has been contractually subordinated in right of payment to the Obligations if (A) such payment is not permitted at such time under the subordination terms and conditions applicable to such Indebtedness and, (B) where applicable, the Restricted Payment Conditions have not been satisfied,

(b) Directly or indirectly, amend, modify, or change any of the terms or provisions of, or, in the case of (b)(i) only, waive any of its material rights under:

(i) the Management Agreement (except to the extent expressly permitted by the Management Subordination Agreement), the Quebec Subordinated Debt Documents, the Montrovest Debt Documents (except to the extent expressly permitted by the Montrovest Subordination Agreement), or any Additional Subordinated Debt Documents or any other agreement, instrument, document, indenture, or other writing evidencing or concerning Indebtedness that is contractually subordinated in right of payment to the Obligations; or

(ii) the Governing Documents of any Loan Party or any of its Subsidiaries if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders.

Each Loan Party shall deliver to Agent complete and correct copies of any amendment, restatement, supplement or other modification to or waiver of the Management Agreement, the Quebec Subordinated Debt Documents, the Montrovest Debt Documents, any Additional Subordinated Debt Documents or Governing Documents.

6.7. Restricted Payments. Borrower will not, and will not permit any of its Subsidiaries to, make any Restricted Payment; provided, that, so long as it is permitted by law, and, so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom,

(a) Borrower may declare and pay distributions to the holders of its Equity Interests to so long as the following conditions are satisfied and Administrative Borrower has delivered a certificate to Agent prior to the payment of any such distribution certifying satisfaction of the Restricted Payment Conditions,

(b) Loan Parties shall be permitted to make payments of principal and interest on Permitted Intercompany Advances,

(c) the Borrower shall be permitted to pay Gestofi S.A. fees and expenses in an aggregate amount not greater than US$300,000 for each calendar year for services provided to Borrower by employees of Gestofi S.A., as well as the amounts permitted to be paid pursuant to the Management Subordination Agreement, provided that no Default or Event of Default shall have occurred and be continuing at the time of such payment or would result therefrom,

(d) Borrower shall be permitted to, without duplication, (i) pay to any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A., an aggregate amount not to exceed US$300,000 in any Fiscal Year (or such greater amount to the extent consented to in writing by the Administrative Agent in its sole discretion) for expenses incurred by any of Regaluxe S.r.L., Montrovest B.V. or Gestofi S.A. on behalf of (a) the Chairman of the Board of Directors of the Borrower in connection with carrying out his duties as Chairman of the Board of Directors of the Borrower in the ordinary course of business and (b) the Chairman of the Executive Committee of the Borrower in connection with carrying out his duties as Chairman of the Executive Committee of the Borrower in the ordinary course of business, (ii) pay to Niccolo Rossi, an aggregate amount not to exceed €225,000 in any calendar year for carrying out his duties as Chairman of the Board of Directors of the Borrower plus, an aggregate amount not to exceed €60,000 in any calendar year for carrying out his duties as Chairman of the Executive Committee of the Borrower and (iii) (x) pay Regaluxe S.r.L. a fee of not more than 3.5% of the total price of the goods sold to Regaluxe S.r.L. in the form of a discount (which fee shall be payable to cover import duties and the carrying costs of value-added Taxes financing), and (y) reimburse Regaluxe S.r.L. for other reasonable costs and expenses incurred by Regaluxe S.r.L. in connection with the importation by Regaluxe S.r.L. of goods of the Borrower and the subsequent sale of such goods by Regaluxe S.r.L. to certain Italian jewelry stores (so long as, to the extent requested by the Agent, the Agent is provided with satisfactory documentation supporting such fees, costs and expenses), provided that in each case, no Default or Event of Default shall have occurred and be continuing at the time of such payment or would result therefrom; and

(e) the purchase by Borrower of Equity Interests issued by it from employees of Mayor’s Jewelers, Inc., in an aggregate amount not to exceed US$100,000 on the Closing Date.

6.8. Accounting Methods. Borrower will not, and will not permit any of its Subsidiaries to, modify or change its Fiscal Year or its method of accounting (other than as may be required to conform to GAAP, subject to Section 1.2).

6.9. Investments. Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment except for Permitted Investments.

6.10. Transactions with Affiliates. Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction with any Affiliate of Borrower or any of its Subsidiaries except for:

(a) transactions (other than the payment of management, consulting, monitoring, or advisory fees) between Borrower or its Subsidiaries, on the one hand, and any Affiliate of Borrower or its Subsidiaries, on the other hand, so long as such transactions are no less favorable, taken as a whole, to Borrower or its Subsidiaries, as applicable, than would be obtained in an arm’s length transaction with a non-Affiliate; provided, however the foregoing restrictions shall not apply to (x) Permitted Dispositions permitted pursuant to clause (n) thereof or (y) other transactions between any Loan Party and any other Loan Party,

(b) so long as it has been approved by Borrower’s or its applicable Subsidiary’s Board of Directors (or comparable governing body) in accordance with applicable law, any indemnity provided for the benefit of directors (or comparable managers), officers and employees of Borrower or its applicable Subsidiary,

(c) so long as it has been approved by Borrower’s or its applicable Subsidiary’s Board of Directors (or comparable governing body) in accordance with applicable law, reasonable and customary fees, compensation, benefits and incentive arrangements paid or provided to, and indemnities provided on behalf of or to, officers, directors or employees of Borrower (or any direct or indirect Borrower thereof) or any of Borrower’s Subsidiaries,

(d) transactions permitted by Section 6.3 or Section 6.7, or any Permitted Intercompany Advance,

(e) any transaction with an Affiliate otherwise permitted hereunder where the only consideration paid by Borrower or any Subsidiary is Borrower’s Qualified Equity Interests, and

(f) loans or advances to directors, officers and employees permitted under Section 6.9.

6.11. Use of Proceeds. Borrower will not, and will not permit any of its Subsidiaries to, use the proceeds of any Loan made hereunder for any purpose other than (a) on the Closing Date, (i) to repay, in full, the outstanding principal, accrued interest, and accrued fees and expenses owing under or in connection with the Existing Credit Facilities, (ii) to pay a portion of the consideration payable in connection with the consummation of the Closing Date US Divestiture, and (ii) to pay the fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents, the Closing Date US Divestiture, and the other transactions contemplated hereby and thereby and (b) thereafter, consistent with the terms and conditions hereof, for their lawful and permitted purposes (including without limitation financing the ongoing working capital, capital expenditures, Permitted Acquisitions and general corporate needs of Borrower and its Subsidiaries).

6.12. Limitation on Issuance of Equity Interests. Borrower will not, and will not permit any of its Subsidiaries to issue or sell or enter into any agreement or arrangement for the issuance or sale of any of its Equity Interests, other than (a) the issuance or sale of Qualified Equity Interests by Borrower, (b) the issuance and sale of Qualified Equity Interests by any Loan Party or any Subsidiary of a Loan Party to a Loan Party to which such Loan Party is a direct Subsidiary, (c) the issuance and sale of Qualified Equity Interests by any Subsidiary that is not a Loan Party to another Subsidiary, (d) transfers and replacements of then-outstanding Equity Interests, provided that any such transfer or replacements do not (i) give rise to a Change of Control, (ii) include any transfer of Equity Interests held by a Loan Party to a Person that is not a Loan Party (other than a Permitted Disposition) or (ii) include any transfer of Equity Interests from a Loan Party to a Person that is not a Loan Party (other than a Permitted Disposition), (e) the issuance or sale of Qualified Equity Interests by any Person that is not a Loan Party, and (f) issuances of Qualified Equity Interests by a newly created Subsidiary to such Subsidiary’s direct parent in accordance with the terms of the Agreement.

6.13. [Intentionally Omitted].

6.14. [Intentionally Omitted].

6.15. Canadian Employee Benefits. Borrower will not, and will not permit any of its Subsidiaries to:

(a) establish, maintain, sponsor, administer, contribute to, participate in or assume or incur any liability in respect of any Canadian Defined Benefit Plan or amalgamate with any Person if such Person, sponsors, administers, contributes to, participates in or has any liability in respect of, any Canadian Defined Benefit Plan other than a Canadian Multi-Employer Plan, unless a Canadian Priority Payables Reserve for unremitted and due pension plan contributions or wind-up deficiency amounts has been established.

(b) terminate any Canadian Pension Plan in a manner, or take any other action with respect to any Canadian Pension Plan, which would reasonably be expected to result in a Material Adverse Effect, or

(c) fail to make full payment when due of any amounts, under the provisions of any Canadian Pension Plan, any agreement relating thereto or applicable law if such failure would reasonably be expected to result in a Material Adverse Effect.

6.16. Sale and Leaseback Transactions. Borrower will not, and will not permit any of its Subsidiaries to, become or remain liable as lessee or as a guarantor or other surety, directly or indirectly, with respect to any lease whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred; provided that a Borrower and its Subsidiaries may become and remain liable as lessee, guarantor or other surety with respect to any such lease if and to the extent that Borrower or any of its Subsidiaries would be permitted to enter into, and remain liable under, such lease to the extent that the transaction would constitute a Permitted Sale Leaseback Transaction, assuming the sale and leaseback transaction constituted Indebtedness in a principal amount not to exceed the gross proceeds of the sale.

6.17. Negative Pledges. Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, other than (a) this Agreement and the other Loan Documents, (b) any agreements governing any Permitted Liens securing Capitalized Lease Obligations or Permitted Purchase Money Indebtedness otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (c) any provision limiting the disposition or distribution of assets or property in joint venture agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements to the extent such joint venture or similar agreement is permitted under this Agreement, (d) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the disposition of all or substantially all of the Equity Interests or assets of such Subsidiary that applies only to the Equity Interests or assets of such Subsidiary, (e) customary provisions in leases, licenses and other contracts restricting the assignment thereof, (f) any other agreement that does not restrict in any manner (directly or indirectly) Liens which may now or hereafter be created pursuant to any of the

Loan Documents to secure any Obligations, and (g) any prohibition that (i) exists pursuant to the requirements of applicable law, (ii) consists of customary restrictions and conditions contained in any agreement relating to any transaction permitted under Section 6.3 or 6.4, (iii) restricts subletting or assignment of leasehold interests contained in any lease governing a leasehold interest of a Borrower or its Subsidiaries, (iv) exists in any agreement in effect at the time such Subsidiary becomes a Subsidiary of Borrower, so long as such agreement was not entered into in contemplation of such Person becoming a Subsidiary, (v) exists in any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired or (vi) is imposed by any renewal, extension, refinancing, refund or replacement (or successive extensions, renewals, refinancings, refunds or replacements) that are otherwise permitted by the Loan Documents or the contracts, instruments or obligations referred to in clause (b), (c), (d), (e), (f), (g)(iv) or (g)(v) above; provided that such renewals, extensions, refinancings, refunds or replacements (or successive extensions, renewals, refinancings, refunds or replacements), taken as a whole, are not more materially restrictive with respect to such prohibitions than those contained in the original agreement, as determined in good faith by the Board of Directors of Borrower.

6.18. Restrictions on Subsidiary Distributions. Borrower will not, and will not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction of any kind on the ability of any such Subsidiary to (i) pay dividends or make any other distributions on any of such Subsidiary’s Equity Interests owned by Borrower or any other Subsidiary Borrower, (ii) repay or prepay any Indebtedness owed by such Subsidiary to Borrower or any other Subsidiary of Borrower, (iii) make loans or advances to Borrower or any other Subsidiary of Borrower, or (iv) transfer any of its property or assets to Borrower or any other Subsidiary of Borrower, except in each case, encumbrances or restrictions (a) imposed by this Agreement and the other Loan Documents, (b) contained in an agreement with respect to a Permitted Disposition, (c) contained in any agreements governing any Permitted Liens securing Capitalized Lease Obligations or Permitted Purchase Money Indebtedness otherwise permitted hereby (in which case, any encumbrance or restriction shall only be effective against the assets financed thereby), (d) constituting customary restrictions in joint venture agreements and other similar agreements applicable to joint ventures permitted hereunder and applicable solely to such joint venture, (e) contained in any agreement of a Subsidiary that is not a Loan Party governing Permitted Indebtedness, (f) contained in any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired, or (g) contained in, or existing by reasons of, any agreement or instrument (i) existing on the Closing Date, (ii) relating to property existing at the time of the acquisition thereof, so long as the encumbrance or restriction relates only to the property so acquired, (iii) relating to any Indebtedness of, or otherwise to, any Subsidiary at the time such Subsidiary was merged, amalgamated or consolidated with or into, or acquired by, a Borrower or a Subsidiary or became a Subsidiary and not created in contemplation thereof, (iv) effecting a renewal, extension, refinancing, refund or replacement (or successive extensions, renewals, refinancings, refunds or replacements) of Indebtedness issued under an agreement referred to in clauses (c), (e), (f) and (g)(i) through (g)(iii) above, so long as the encumbrances and restrictions contained in any such renewal, extension, refinancing, refund or replacement agreement, taken as a whole, are not materially more restrictive than the encumbrances and restrictions contained in the original agreement, as determined in good faith by the Board of Directors of Borrower, (v) constituting customary provisions restricting subletting or assignment of any leases of a Borrower or any Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder, (vi) constituting restrictions on the sale or other disposition of any property securing Indebtedness as a result of a Lien on such property permitted hereunder, (vii) constituting restrictions on net worth or on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business, (viii) constituting provisions contained in agreements or instruments relating to Indebtedness permitted hereunder that prohibit the transfer of all or substantially all of the assets of the obligor under that agreement or instrument unless the transferee assumes the obligations of the obligor under such agreement or instrument, or (ix) constituting any encumbrance or restriction with respect to property under a lease or other agreement that has been entered into for the employment or use of such property.

7. FINANCIAL COVENANT.

Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations, Borrower will:

(i) Minimum Excess Availability. Maintain Excess Availability of not less than 10% of the Maximum Credit Amount at all times, except that Borrower shall not be in breach of this covenant if Excess Availability falls below 10% of the Maximum Credit Amount for not more than two consecutive Business Days once during any Fiscal Month.

8. EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

8.1. Payments. If Borrower fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due to the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), and such failure continues for a period of 5 Business Days, (b) all or any portion of the principal of the Loans, or (c) any amount payable to Issuing Lender in reimbursement of any drawing under a Letter of Credit (which does not become a Revolving Loan in accordance with Section 2.11);

8.2. Covenants. If any Loan Party or any of its Subsidiaries:

(a) fails to perform or observe any covenant or other agreement contained in any of (i) Sections 3.6, 5.1, 5.2, 5.3, 5.6 and 5.7 (solely if Borrower refuses to allow Agent or its representatives or agents to visit Borrower’s properties, inspect its assets or books or records, examine and make copies of its books and records, or discuss Borrower’s affairs, finances, and accounts with officers and employees of Borrower), 5.15 or 5.16, (ii) Section 6, (iii) Section 7, or (iv) Section 7 of the Canadian Security Agreement;

(b) fails to perform or observe any covenant or other agreement contained in any of Sections 5.3 (other than if Borrower is not in good standing in its jurisdiction of organization), 5.4, 5.5, 5.8, 5.11, 5.12, 5.14 and such failure continues for a period of 15 days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrower or (ii) the date on which written notice thereof is given to Administrative Borrower by Agent; or

(c) fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 8 (in which event such other provision of this Section 8 shall govern), and such failure continues for a period of 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrower or (ii) the date on which written notice thereof is given to Administrative Borrower by Agent;

8.3. Judgments. If one or more judgments, requirements to pay, orders, or awards for the payment of money, or requirements to pay money, involving an aggregate amount of $1,000,000, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Loan Party or any of its Subsidiaries, or with respect to any of their respective assets, and either (a) there is a period of 45 consecutive days at any time after the entry of any such judgment, order, or award during which (1) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (2) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

8.4. Voluntary Bankruptcy, etc. If an Insolvency Proceeding is commenced by a Loan Party or any of its Subsidiaries;

8.5. Involuntary Bankruptcy, etc. If an Insolvency Proceeding is commenced against a Loan Party or any of its Subsidiaries and any of the following events occur: (a) such Loan Party or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within 60 calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Subsidiary, or (e) an order for relief shall have been issued or entered therein;

8.6. Default Under Other Agreements. If there is (a) a default in one or more agreements to which a Loan Party or any of its Subsidiaries is a party with one or more third Persons relative to a Loan Party’s or any of its Subsidiaries’ Indebtedness involving an aggregate amount of $1,000,000 or more, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party’s or its Subsidiary’s obligations thereunder, or (b) a default in or an involuntary early termination of one or more Hedge Agreements to which a Loan Party or any of its Subsidiaries is a party involving an aggregate Hedge Termination Value of $1,000,000 or more, beyond any grace period provided therefor;

8.7. Representations, etc. If any warranty, representation, certificate, statement, or Record made herein or in any other Loan Document or delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof;

8.8. Guarantee. If the obligation of any Guarantor under the guarantee of any of the Obligations (including any guarantee contained in any Loan Document) is limited in any material respect or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement);

8.9. Security Documents. If any Canadian Security Document or any other Loan Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected (to the extent required thereby) and, except to the extent of Permitted Liens which are non-consensual Permitted Liens, permitted Purchase Money Liens, the interests of lessors under Capital Leases, first priority Lien on the Collateral covered thereby, except (a) as a result of a disposition of the applicable Collateral in a transaction permitted under this Agreement, or (b) as the result of an action or failure to act on the part of Agent;

8.10. Loan Documents. The validity or enforceability of any Loan Document shall at any time for any reason (other than solely as the result of an action or failure to act on the part of Agent) be declared to be null and void, or a proceeding shall be commenced by a Loan Party or its Subsidiaries, or by any Governmental Authority having jurisdiction over a Loan Party or its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or a Loan Party or its Subsidiaries shall deny that such Loan Party or its Subsidiaries has any liability or obligation purported to be created under any Loan Document;

8.11. Change of Control. A Change of Control shall occur, whether directly or indirectly.

9. RIGHTS AND REMEDIES.

9.1. Rights and Remedies. Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall (in each case under clauses (a) or (b) by written notice to Administrative Borrower), in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a)(i) declare the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations (other than the Bank Product Obligations), whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrower, and (ii) direct Borrower to provide (and Borrower agrees that upon receipt of such notice Borrower will provide) Letter of Credit Collateralization to Agent to be held as security for Borrower’s reimbursement obligations for drawings that may subsequently occur under issued and outstanding Letters of Credit;

(b) declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with (i) any obligation of any Revolving Lender to make Revolving Loans, (ii) the obligation of any Swing Lender to make Swing Loans, and (iii) the obligation of any Issuing Lender to issue, or cause the issuance of, Letters of Credit; and

(c) exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.4 or Section 8.5, in addition to the remedies set forth above, without any notice to Borrower or any other Person or any act by the Lender Group, the Commitments shall automatically terminate and the Obligations (other than the Bank Product Obligations), inclusive of the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations (other than the Bank Product Obligations), whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and Borrower shall automatically be obligated to repay all of such Obligations in full (including Borrower being obligated to provide (and Borrower agrees that they will provide) (1) Letter of Credit Collateralization to Agent to be held as security for Borrower’s reimbursement obligations in respect of drawings that may subsequently occur under issued and outstanding Letters of Credit and (2) Bank Product Collateralization to be held as security for Borrower’s or its Subsidiaries’ obligations in respect of outstanding Bank Products), without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by Borrower.

9.2. Remedies Cumulative. The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the PPSA, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

10. WAIVERS; INDEMNIFICATION.

10.1. Demand; Protest; etc. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group pursuant to the Loan Documents on which Borrower may in any way be liable.

10.2. The Lender Group’s Liability for Collateral. Borrower hereby agrees that: (a) so long as Agent complies with its obligations, if any, under the PPSA, the Lender Group shall not in any way or manner be liable or responsible for: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by Borrower.

10.3. Indemnification. Borrower shall pay, indemnify, defend, and hold the Agent-Related Persons, the Lender-Related Persons, and each Participant (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable and documented out-of-pocket fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought but without duplication of any losses, costs and expenses as to which a Borrower is liable to such Indemnified Person pursuant to Section 2.13 or Article 16), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery (provided that Borrower shall not be liable for costs and expenses (including lawyers’ fees) of any Lender (other than Wells Fargo and WF Canada) incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Borrower’s and its Subsidiaries’ compliance with the terms of the Loan Documents (provided, that the indemnification in this clause (a) shall not extend to (i) disputes solely between or among the Lenders that do not involve any acts or omissions of any Loan Party, or (ii) disputes solely between or among the Lenders and their respective Affiliates that do not involve any acts or omissions of any Loan Party; it being understood and agreed that the indemnification in this clause (a) shall extend to Agent (but not the Lenders) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (iii) any Taxes or any costs attributable to Taxes, which shall be governed by Section 16 except to the extent arising from primarily a non-Tax claim), (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans or issuance of any Letters of Credit hereunder, or the use of the proceeds of the Loans or the Letters of Credit provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by Borrower or any of its Subsidiaries or any Environmental Actions, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of Borrower or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, Borrower shall not have any obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, lawyers, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower were required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11. NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as a party may designate in accordance herewith), or telefacsimile. In the case of notices or demands to Borrower or Borrower or Agent, as the case may be, they shall be sent to the respective address set forth below:

If to Borrower or Administrative Borrower:	Birks Group Inc. 2020 Robert-Bourassa Blvd. Suite 200 Montreal, Quebec H3A 2A5 Attn: Chief Financial Officer Fax No.: 514-397-2537 Email: pdilillo@birksgroup.com

with copies to:	Birks Group Inc. 2020 Robert-Bourassa Blvd. Suite 200 Montreal, Quebec H3A 2A5 Attn: General Counsel Fax No.: 514-397-2537 Email: mmelfi@birksgroup.com

If to Agent:	Wells Fargo Canada Corporation c/o Wells Fargo Capital Finance One Boston Place 19th Floor MAC J9214-180 Boston, MA 02108 Fax No.: 866-328-8599 Email: ian.s.maccubbin@wellsfargo.com

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Section 11, shall be deemed received on the earlier of the date of actual receipt or 3 Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received, (b) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) and (c) notices by electronic mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgment).

12. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a) THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

(b) THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE PROVINCE OF ONTARIO; PROVIDED, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. BORROWER AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c) TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A “CLAIM”). BORROWER AND EACH

MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d) BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS LOCATED IN THE PROVINCE OF ONTARIO, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e) NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, ANY SWING LENDER, ANY OTHER LENDER, ANY ISSUING LENDER, OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH LOAN PARTY HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

13. ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1. Assignments and Participations.

(a) (i) Subject to the conditions set forth in clause (a)(ii) below, any Lender may assign and delegate all or any portion of its rights and duties under the Loan Documents (including the Obligations owed to it and its Commitments) to one or more assignees so long as such prospective assignee is an Eligible Transferee (each, an “Assignee”), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) Administrative Borrower; provided, that no consent of Administrative Borrower shall be required (1) if an Event of Default has occurred and is continuing, or (2) in connection with an assignment to a Person that is a Lender or an Affiliate

(other than natural persons) of a Lender or a Related Fund; provided further, that Administrative Borrower shall be deemed to have consented to a proposed assignment unless it objects thereto by written notice to Agent within 10 Business Days after having received notice thereof; and

(B) Agent, Swing Lenders, and Issuing Lenders; provided that no such consent shall be required in connection with an assignment to a Person that is a Lender or an Affiliate of a Lender (other than a natural person).

(ii) Assignments shall be subject to the following additional conditions:

(A) no assignment may be made to a natural person,

(B) no assignment may be made to a Loan Party or an Affiliate of a Loan Party,

(C) the amount of the Commitments and the other rights and obligations of the assigning Lender hereunder and under the other Loan Documents subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Agent) shall be in a minimum amount (unless waived by Agent) of $5,000,000 (except such minimum amount shall not apply to (I) an assignment or delegation by any Lender to any other Lender, an Affiliate of any Lender, or a Related Fund of such Lender or (II) a group of new Lenders, each of which is an Affiliate of each other or a Related Fund of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least $5,000,000),

(D) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(E) the parties to each assignment shall execute and deliver to Agent an Assignment and Acceptance; provided, that Borrower and Agent may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned to an Assignee until written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to Administrative Borrower and Agent by such Lender and the Assignee,

(F) unless waived by Agent, the assigning Lender or Assignee has paid to Agent, for Agent’s separate account, a processing fee in the amount of $3,500,

(G) the Assignee, if it is not a Lender, shall deliver to Agent an Administrative Questionnaire in a form approved by Agent (the “Administrative Questionnaire”), and

(H) the Assignee shall have the ability to make Revolving Loans in accordance with the terms of this Agreement,

(b) From and after the date that Agent receives the executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall be a “Lender” and shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.3) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto); provided, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 15 and Section 17.9(a).

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement and the other Loan Documents as are delegated to Agent, by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) Immediately upon Agent’s receipt of the required processing fee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.1(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitment allocated to each Assignee shall reduce such Commitments of the assigning Lender pro tanto.

(e) Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a “Participant”) participating interests in all or any portion of its Obligations, its Commitment, and the other rights and interests of that Lender (the “Originating Lender”) hereunder and under the other Loan Documents; provided, that (i) the Originating Lender shall remain a “Lender” for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a “Lender” hereunder or under the other Loan Documents and the Originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) Borrower, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) no Lender shall transfer or grant any participating interest under which the Participant has the right to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Loan Document, except to the extent such amendment to, or consent or waiver with respect to this Agreement or of any other Loan Document would (A) extend the final maturity date of the Obligations hereunder in which such Participant is participating, (B) reduce the interest rate applicable to the Obligations hereunder in which such Participant is participating, (C) release all or substantially all of the Collateral or guaranties (except to the extent expressly provided herein or in any of the Loan Documents) supporting the Obligations hereunder in which such Participant is participating, (D) postpone the payment of, or reduce the amount of, the interest or fees payable to such Participant through such Lender (other than a waiver of default interest), or (E) decreases the amount or postpones the due dates of scheduled principal repayments or prepayments or premiums payable to such Participant through such Lender, (v) no participation shall be sold to a natural person, (vi) no participation shall be sold to a Loan Party or an Affiliate of a Loan Party, and (vii) all amounts payable by Borrower hereunder shall be determined as if such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement. The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, Borrower, the Collateral, or otherwise in respect of the Obligations. No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.

(f) In connection with any such assignment or participation or proposed assignment or participation or any grant of a security interest in, or pledge of, its rights under and interest in this Agreement, a Lender may, subject to the provisions of Section 17.9, disclose all documents and information which it now or hereafter may have relating to Borrower and its Subsidiaries and their respective businesses.

(g) Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of the Bank of Canada and the Bank of Canada may enforce such pledge or security interest in any manner permitted under applicable law.

(h) Agent (acting solely for this purpose as a non-fiduciary agent on behalf of Borrower) shall maintain, or cause to be maintained, a register (the “Register”) on which it enters the name and address of each Lender as the registered owner of the Revolver Commitments (and the principal amount thereof and stated interest thereon) held by such Lender (each, a “Registered Loan”). Other than in connection with an assignment by a Lender of all or any portion of its portion of the Revolver Commitments to an Affiliate of such Lender or a Related Fund of such

Lender (i) a Registered Loan (and the registered note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each registered note shall expressly so provide) and (ii) any assignment or sale of all or part of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the registered note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such registered note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new registered notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s). Prior to the registration of assignment or sale of any Registered Loan (and the registered note, if any evidencing the same), Borrower shall treat the Person in whose name such Registered Loan (and the registered note, if any, evidencing the same) is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. In the case of any assignment by a Lender of all or any portion of its Revolver Commitments to an Affiliate of such Lender or a Related Fund of such Lender, and which assignment is not recorded in the Register, the assigning Lender, on behalf of Borrower, shall maintain a register comparable to the Register.

(i) In the event that a Lender sells participations in the Registered Loan, such Lender, acting solely for this purpose as a non-fiduciary agent on behalf of Borrower, shall maintain (or cause to be maintained) a register on which it enters the name of all participants in the Registered Loans held by it (and the principal amount (and stated interest thereon) of the portion of such Registered Loans that is subject to such participations) (the “Participant Register”). A Registered Loan (and the registered note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each registered note shall expressly so provide). Any participation of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(j) Agent shall make a copy of the Register (and each Lender shall make a copy of its Participant Register to the extent it has one) available for review by Borrower from time to time as Borrower may reasonably request.

13.2. Successors. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, that Borrower may not assign this Agreement or any rights or duties hereunder without the Lenders’ prior written consent and any prohibited assignment shall be absolutely void ab initio. No consent to assignment by the Lenders shall release Borrower from its Obligations. A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.1 and, except as expressly required pursuant to Section 13.1, no consent or approval by Borrower is required in connection with any such assignment.

14. AMENDMENTS; WAIVERS.

14.1. Amendments and Waivers.

(a) No amendment, waiver or other modification of any provision of this Agreement or any other Loan Document (other than Bank Product Agreements or the Fee Letter), and no consent with respect to any departure by Borrower or Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and the Loan Parties that are party thereto and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided, that no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders directly and adversely affected thereby and in the case of an amendment, all of the Loan Parties that are party thereto, do any of the following:

(i) increase the amount of or extend the expiration date of any Commitment of any Lender (except as contemplated by Section 2.16) or amend, modify, or eliminate the fifth sentence of Section 2.4(c),

(ii) postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document, provided, however, that, notwithstanding anything to the contrary in this Agreement, any waiver (or amendment to the terms) of any mandatory prepayment of Advances pursuant to Section 2.4(e) shall be effective when signed or consented to by the Required Lenders and Agent,

(iii) reduce the principal of, or the rate of interest on, any Loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document (except in connection with the waiver of applicability of Section 2.6(c) (which waiver shall be effective with the written consent of the Required Lenders,

(iv) amend, modify, or eliminate this Section or any provision of this Agreement providing for consent or other action by all Lenders,

(v) amend, modify, or eliminate Section 3.1 or 3.2,

(vi) amend, modify, or eliminate Section 15.11,

(vii) other than as permitted by Section 15.11, release Agent’s Lien in and to any of the Collateral,

(viii) amend, modify, or eliminate the definitions of “Required Lenders”, “Supermajority Lenders” or “Pro Rata Share”,

(ix) contractually subordinate any of Agent’s Liens (other than in respect of Permitted Liens securing Capital Leases or Permitted Purchase Money Indebtedness permitted hereunder),

(x) other than in connection with a merger, amalgamation, liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release Borrower or any Guarantor from any obligation for the payment of money or consent to the assignment or transfer by Borrower or any Guarantor of any of its rights or duties under this Agreement or the other Loan Documents,

(xi) amend, modify, or eliminate any of the provisions of Section 2.4(b)(i) or (ii), or

(xii) amend, modify, or eliminate any of the provisions of Section 13.1 with respect to assignments to, or participations with, Persons who are Loan Parties or Affiliates of Loan Parties;

(b) No amendment, waiver, modification, or consent shall amend, modify, waive, or eliminate,

(i) the definition of, or any of the terms or provisions of, the Fee Letter, without the written consent of Agent and Borrower (and shall not require the written consent of any of the Lenders),

(ii) any provision of Section 15 pertaining to Agent, or any other rights or duties of Agent under this Agreement or the other Loan Documents, without the written consent of Agent, Borrower, and the Required Lenders;

(c) No amendment, waiver, modification, elimination, or consent shall amend, without written consent of Agent, Borrower and the Supermajority Lenders, modify, or eliminate the definition of Borrowing Base or any of the defined terms (including the definitions of Eligible Accounts, Eligible Credit Card Receivables and Eligible Inventory that are used in such definition to the extent that any such change results in more credit being made available to Borrower based upon the Borrowing Base, but not otherwise, or the definition of Maximum Credit Amount;

(d) No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to an Issuing Lender, or any other rights or duties an Issuing Lender under this Agreement or the other Loan Documents, without the written consent of such Issuing Lender, Agent, Borrower, and the Required Lenders;

(e) No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to a Swing Lender, or any other rights or duties of a Swing Lender under this Agreement or the other Loan Documents, without the written consent of such Swing Lender, Agent, Borrower, and the Required Lenders; and

(f) Anything in this Section 14.1 to the contrary notwithstanding, (i) any amendment, modification, elimination, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of Borrower, shall not require consent by or the agreement of any Loan Party, and

(ii) any amendment, waiver, modification, elimination, or consent of or with respect to any provision of this Agreement or any other Loan Document may be entered into without the consent of, or over the objection of, any Defaulting Lender other than any of the matters governed by Section 14.1(a)(i) through (iii) that affect such Lender.

14.2. Replacement of Certain Lenders.

(a) If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of the Required Lenders, the Supermajority Lenders or all Lenders directly and adversely affected thereby and if such action has received the consent, authorization, or agreement of the Required Lenders but not of all Lenders, the Supermajority Lenders but not of all Lenders or all Lenders affected thereby, or (ii) any Lender makes a claim for compensation under Section 16, then Borrower or Agent, upon at least 5 Business Days prior irrevocable notice, may permanently replace any Lender that failed to give its consent, authorization, or agreement (a “Non-Consenting Lender”), together with its Affiliates, or any Lender that made a claim for compensation (a “Tax Lender”), together with its Affiliates, with one or more Replacement Lenders, and the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall have no right to refuse to be replaced hereunder. Such notice to replace the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall specify an effective date for such replacement, which date shall not be later than 15 Business Days after the date such notice is given.

(b) Prior to the effective date of such replacement, the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, being repaid in full its share of the outstanding Obligations (without any premium or penalty of any kind whatsoever, but including (i) all interest, fees and other amounts that may be due in payable in respect thereof, and (ii) an assumption of its Pro Rata Share of participations in the Letters of Credit). If the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, Agent may, but shall not be required to, execute and deliver such Assignment and Acceptance in the name or and on behalf of the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, and irrespective of whether Agent executes and delivers such Assignment and Acceptance, the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall be made in accordance with the terms of Section 14.2. Until such time as one or more Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, hereunder and under the other Loan Documents, the Non-Consenting Lender (and its Affiliates) or Tax Lender (and its Affiliates), as applicable, shall remain obligated to make the Non-Consenting Lender’s (and its Affiliates’) or Tax Lender’s (and its Affiliates’), as applicable, Pro Rata Share of Revolving Loans and to purchase a participation in each Letter of Credit, in an amount equal to its Pro Rata Share of participations in such Letters of Credit.

14.3. No Waivers; Cumulative Remedies. No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by Borrower of any provision of this Agreement. Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15. AGENT; THE LENDER GROUP.

15.1. Appointment and Authorization of Agent. Each Lender hereby designates and appoints WF Canada as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to designate, appoint, and authorize) Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders (and the Bank Product Providers) on the conditions contained in this Section 15. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender (or Bank Product Provider), and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, (c) make Revolving Loans, for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the

Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to Borrower or its Subsidiaries, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2. [Intentionally Omitted].

15.3. Liability of Agent. None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders (or Bank Product Providers) for any recital, statement, representation or warranty made by Borrower or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of Borrower or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders (or Bank Product Providers) to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of Borrower or its Subsidiaries.

15.4. Reliance by Agent. Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrower or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders (and, if it so elects, the Bank Product Providers) against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders (and Bank Product Providers).

15.5. Notice of Default or Event of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.” Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9; provided, that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6. Credit Decision. Each Lender (and Bank Product Provider) acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of Borrower and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender (or Bank Product Provider). Each Lender represents (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to represent) to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of an investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrower. Each Lender also represents (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to represent) that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender (or Bank Product Provider) with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrower or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender (or Bank Product Provider) with any credit or other information with respect to Borrower, its Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent’s or its Affiliates’ or representatives’ possession before or after the date on which such Lender became a party to this Agreement (or such Bank Product Provider entered into a Bank Product Agreement).

15.7. Costs and Expenses; Indemnification. Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, legal fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrower are obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders (or Bank Product Providers). In the event Agent is not reimbursed for such costs and expenses by Borrower or its Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s ratable thereof. Whether or not the transactions contemplated hereby are consummated, each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so) from and against any and all Indemnified Liabilities; provided, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Revolving Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s ratable share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.8. Agent in Individual Capacity. WF Canada and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide Bank Products to, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though WF Canada were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, pursuant to such activities, WF Canada or its Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders (or Bank Product Providers), and the Lenders acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms “Lender” and “Lenders” include WF Canada in its individual capacity.

15.9. Successor Agent. Agent may resign as Agent upon 30 days prior written notice to the Lenders (unless such notice is waived by the Required Lenders) and Borrower (unless such notice is waived by Borrower) and without any notice to the Bank Product Providers. If Agent resigns under this Agreement, the Required Lenders shall be entitled, with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned), appoint a successor Agent for the Lenders (and the Bank Product Providers). If, at the time that Agent’s resignation is effective, it is acting as an Issuing Lender or a Swing Lender, such resignation shall also operate to effectuate its resignation as such Issuing Lender or such Swing Lender, as applicable, and it shall automatically be relieved of any further obligation to issue Letters of Credit, or to make Swing Loans. If no successor Agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with the Lenders and Borrower, a successor Agent. If Agent has materially breached or failed to perform any material provision of this Agreement or of applicable law, the Required Lenders may agree in writing to remove and replace Agent with a successor Agent from among the Lenders with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned). In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term “Agent” shall mean such successor Agent and the retiring Agent’s appointment, powers, and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor Agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10. Lender in Individual Capacity. Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide Bank Products to, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group (or the Bank Product Providers). The other members of the Lender Group acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11. Collateral Matters.

(a) The Lenders hereby irrevocably authorize (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by Borrower of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if Borrower certify to Agent that the sale or disposition is permitted under Section 6.4 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which neither Borrower nor any of its Subsidiaries owned any interest at the time Agent’s Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to Borrower or its Subsidiaries under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent, based upon the instruction of the Required Lenders, to (a) consent to the sale of, credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, or similar Insolvency Laws in any other relevant jurisdiction, including Section 363 of the Bankruptcy Code, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the PPSA, including pursuant to Sections 9-610 or 9-620 of the PPSA or similar Insolvency Laws in any other relevant jurisdiction or any similar provision of the PPSA, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, (i) the Obligations owed to the Lenders and the Bank Product Providers shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not impair or unduly delay the ability of Agent to credit bid or purchase at such sale or other disposition of the Collateral and, if such contingent or unliquidated claims cannot be estimated without impairing or unduly delaying the ability of Agent to credit bid at such sale or other disposition, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the Collateral that is the subject of such credit bid or purchase) and the Lenders and the Bank Product Providers whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the Collateral that is the subject of such credit bid or purchase (or in the Equity Interests of the any entities that are used to consummate such credit bid or purchase), and (ii) Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders and the Bank Product Providers (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration; provided, that except as otherwise agreed in writing by Required Lenders, Bank Product Obligations not entitled to the application set forth in Section 2.4(b)(ii)(A) shall not be entitled to be, and shall not be, credit bid, or used in the calculation of the ratable interest of the Lenders and Bank Product Providers in the Obligations which are credit bid. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders (without requiring the authorization of the Bank Product Providers), or (z) otherwise, the Required Lenders (without requiring the authorization of the Bank Product Providers). Upon request by Agent or Borrower at any time, the Lenders will (and if so requested, the Bank Product Providers will) confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided, that (1) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent’s opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of Borrower in respect of) any and all interests retained by Borrower, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to irrevocably authorize) Agent, at its option and in its sole discretion, to subordinate any Lien granted to or held by Agent under any Loan Document to the holder of any Permitted Lien on such property if such Permitted Lien secures a Capital Lease or a Permitted Purchase Money Indebtedness permitted hereunder.

(b) Agent shall have no obligation whatsoever to any of the Lenders (or the Bank Product Providers) (i) to verify or assure that the Collateral exists or is owned by Borrower or its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular Reserve hereunder or to determine whether the amount of any Reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender (or Bank Product Provider) as to any of the foregoing, except as otherwise expressly provided herein.

(c) Any sale or disposition of Collateral that is permitted under Section 6.4 (as modified or waived in accordance with Section 14.1) shall be free and clear of the Liens created by the Loan Documents.

15.12. Restrictions on Actions by Lenders; Sharing of Payments.

(a) Each of the Lenders agrees that it shall not, without the express written consent of Agent, and that it shall, to the extent it is lawfully entitled to do so, upon the written request of Agent, set off against the Obligations, any amounts owing by such Lender to Borrower or its Subsidiaries or any deposit accounts of Borrower or its Subsidiaries now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against Borrower or any Guarantor or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b) If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided, that to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13. Agency for Perfection. Agent hereby appoints each other Lender (and each Bank Product Provider) as its agent (and each Lender hereby accepts (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to accept) such appointment) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the PPSA or the applicable provisions of any STA, can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14. Payments by Agent to the Lenders. All payments to be made by Agent to the Lenders (or Bank Product Providers) shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15. Concerning the Collateral and Related Loan Documents. Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents. Each member of the Lender Group agrees (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to agree) that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders (and such Bank Product Provider).

15.16. Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information. By becoming a party to this Agreement, each Lender:

(a) is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each field examination report respecting Borrower or its Subsidiaries (each, a “Report”) prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b) expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any field examination will inspect only specific information regarding Borrower and its Subsidiaries and will rely significantly upon Borrower’s and its Subsidiaries’ books and records, as well as on representations of Borrower’s personnel,

(d) agrees to keep all Reports and other material, non-public information regarding Borrower and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.9, and

(e) without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of Borrower, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys’ fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

(f) In addition to the foregoing, (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by Borrower or its Subsidiaries to Agent that has not been contemporaneously provided by Borrower or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from Borrower or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from Borrower or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17. Several Obligations; No Liability. Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to Borrower or any other Person for any failure by any other Lender (or Bank Product Provider) to fulfill its obligations to make credit available hereunder, nor to advance for such Lender (or Bank Product Provider) or on its behalf, nor to take any other action on behalf of such Lender (or Bank Product Provider) hereunder or in connection with the financing contemplated herein.

15.18. Quebec Security. In its capacity as Agent, for the purposes of holding any hypothec granted to Agent, Wells Fargo is hereby appointed and shall serve as the hypothecary representative for all present and future Lenders and Bank Product Providers as contemplated by Article 2692 of the Civil Code of Québec. Any person who becomes a Lender or a Bank Product Provider shall, by its execution of an Assignment and Acceptance (in the case of a Lender), or by entering into a Bank Product Agreement (in the case of a Bank Product Provider) be deemed to have consented to and confirmed Agent as the person acting as hypothecary representative holding the aforesaid hypothecs as aforesaid and to have ratified, as of the date it becomes a Lender or Bank Product Provider, as the case may be, all actions taken by Agent in such capacity. The substitution of Agent pursuant to the provisions of this Section 15 also constitute the substitution of the hypothecary representative.

16. WITHHOLDING TAXES.

16.1. Payments. All payments will be made free and clear of, and without deduction or withholding for, any present or future Taxes except as required by applicable law, and in the event any deduction or withholding of Indemnified Taxes is required by applicable law, Borrower shall comply with the next sentence of this Section 16.1. If any Indemnified Taxes are required to be deducted or withheld on a payment made by any Loan Party, such Loan Party agrees that the amount payable by it shall be increased as necessary so that after such deduction or withholding is made every payment of all amounts due under this Agreement, any note, or Loan Document, including any amount paid pursuant to this Section 16.1 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. Borrower will furnish to Agent as promptly as possible after the date the payment of any Tax is due pursuant to applicable law, certified copies of Tax receipts or other documentation reasonably requested by Agent evidencing such payment by Borrower. Borrower agrees to pay any present or future stamp, value added, intangible transfer or documentary Taxes or any other excise or property Taxes, charges, or similar levies (“Other Taxes”) that arise from any payment made hereunder or from the execution, delivery, performance, recordation, or filing of, or otherwise with respect to this Agreement or any other Loan Document. Loan Parties shall indemnify each Indemnified Person (as defined in Section 10.3) (collectively a “Tax Indemnitee”) for the full amount of Indemnified Taxes or Other Taxes arising in connection with this Agreement or any other Loan Document or breach thereof by any Loan Party (including, without limitation, any Indemnified Taxes or Other Taxes imposed or asserted on, or attributable to, amounts payable under this Section 16) imposed on, or paid by, such Tax Indemnitee and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other Tax professionals), as and when they are incurred and irrespective of whether suit is brought, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority (other than Indemnified Taxes or Other Taxes and additional amounts that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Tax Indemnitee). The obligations of Loan Parties under this Section 16 shall survive the termination of this Agreement, the resignation and replacement of the Agent, and the repayment of the Obligations.

16.2. Exemptions.

(a) If a Lender or Participant is entitled to claim an exemption or reduction from United States withholding tax, such Lender or Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) one of the following before receiving its first payment under this Agreement:

(i) if such Lender or Participant is entitled to claim an exemption from United States withholding Tax pursuant to the portfolio interest exception, (A) a statement of the Lender or Participant, signed under penalty of perjury, that it is not a (I) a “bank” as described in Section 881(c)(3)(A) of the IRC, (II) a 10% shareholder of Borrower (within the meaning of Section 871(h)(3)(B) of the IRC), or (III) a controlled foreign corporation related to Borrower for the purposes of Section 881(c)(3)(C) of the IRC, and (B) a properly completed and executed IRS Form W-8BEN, W-8BEN-E or Form W-8IMY (with proper attachments), as applicable;

(ii) if such Lender or Participant is entitled to claim an exemption from, or a reduction of, withholding Tax under a United States Tax treaty, a properly completed and executed copy of IRS Form W-8BEN or W-8BEN-E, as applicable;

(iii) if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding Tax because it is effectively connected with a United States trade or business of such Lender, a properly completed and executed copy of IRS Form W-8ECI;

(iv) if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding Tax because such Lender or Participant serves as an intermediary, a properly completed and executed copy of IRS Form W-8IMY (with proper attachments); or

(v) a properly completed and executed copy of any other form or forms, including IRS Form W-9, as may be required under the IRC or other laws of the United States as a condition to exemption from, or reduction of, United States withholding or backup withholding tax.

(b) Each Lender or Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and to promptly notify Agent (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(c) If a Lender or Participant claims an exemption or reduction from withholding Tax in a jurisdiction other than the United States, such Lender or such Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) any such form or forms, as may be reasonably requested by Agent or required under the laws of such jurisdiction as a condition to exemption from, or reduction of, foreign withholding or backup withholding Tax before receiving its first payment under this Agreement (including, for the avoidance of doubt, if requested, Canada Revenue Agency Forms NR-301, NR-302 or NR-303, as applicable), but only if such Lender or such Participant is legally able to deliver such forms and the completion, execution, or submission of such forms or other documentation in the reasonable judgment of such Lender would not subject such Lender to any material unreimbursed cost or expense or materially prejudice the legal or commercial position of such Lender or its Affiliates, provided, that nothing in this Section 16.2(c) shall require a Lender or Participant to disclose any information that it deems to be confidential (including without limitation, its Tax returns). Each Lender and each Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and to promptly notify Agent (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(d) If a Lender or Participant claims exemption from, or reduction of, withholding Tax and such Lender or Participant sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of Borrower to such Lender or Participant, such Lender or Participant agrees to notify Agent (or, in the case of a sale of a participation interest, to the Lender granting the participation only) of the percentage amount in which it is no longer the beneficial owner of Obligations of Borrower to such Lender or Participant. To the extent of such percentage amount, Agent will treat such Lender’s or such Participant’s documentation provided pursuant to Section 16.2(a) or 16.2(c) as no longer valid. With respect to such percentage amount, such Participant or Assignee may provide new documentation, pursuant to Section 16.2(a) or 16.2(c), if applicable. Borrower agrees that each Participant shall be entitled to the benefits of this Section 16 with respect to its participation in any portion of the Commitments and the Obligations so long as such Participant complies with the obligations set forth in this Section 16 with respect thereto.

(e) If a payment made to a Lender under any Loan Document would be subject to U.S. federal income withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) at the time or times prescribed by law and at such time or times reasonably requested by Agent (or, in the case of a Participant, the

Lender granting the participation) such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) as may be necessary for Agent or Borrower to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (e), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

16.3. Reductions.

(a) If a Lender or a Participant is subject to an applicable withholding Tax, Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant an amount equivalent to the applicable withholding Tax. If the forms or other documentation required by Section 16.2(a) or 16.2(c) are not delivered to Agent (or, in the case of a Participant, to the Lender granting the participation), then Agent (or, in the case of a Participant, to the Lender granting the participation) may withhold from any payment to such Lender or such Participant not providing such forms or other documentation an amount equivalent to the applicable withholding Tax.

(b) If the Canada Revenue Agency or any other Governmental Authority of Canada or other jurisdiction asserts a claim that Agent (or, in the case of a Participant, to the Lender granting the participation) did not properly withhold Tax from amounts paid to or for the account of any Lender or any Participant due to a failure on the part of the Lender or any Participant (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify Agent (or such Participant failed to notify the Lender granting the participation) of a change in circumstances which rendered the exemption from, or reduction of, withholding Tax ineffective, or for any other reason) such Lender shall indemnify and hold Agent harmless (or, in the case of a Participant, such Participant shall indemnify and hold the Lender granting the participation harmless) for all amounts paid, directly or indirectly, by Agent (or, in the case of a Participant, to the Lender granting the participation), as Tax or otherwise, including penalties and interest, and including any Taxes imposed by any jurisdiction on the amounts payable to Agent (or, in the case of a Participant, to the Lender granting the participation only) under this Section 16, together with all costs and expenses (including attorneys’ fees and expenses). The obligation of the Lenders and the Participants under this subsection shall survive the payment of all Obligations and the resignation or replacement of Agent.

16.4. Refunds. If Agent or a Lender determines, in its sole discretion, that it has received a refund of any Indemnified Taxes to which Borrower has paid additional amounts pursuant to this Section 16, so long as no Event of Default has occurred and is continuing, it shall pay over such refund to Borrower (but only to the extent of payments made, or additional amounts paid, by Borrower under this Section 16 with respect to Indemnified Taxes giving rise to such a refund), net of all out-of-pocket expenses of Agent or such Lender and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that Borrower, upon the request of Agent or such Lender, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority, other than such penalties, interest or other charges imposed as a result of the willful misconduct or gross negligence of Agent hereunder) to Agent or such Lender in the event Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything in this Agreement to the contrary, this Section 16 shall not be construed to require Agent or any Lender to make available its Tax returns (or any other information which it deems confidential) to Borrower or any other Person.

17. GENERAL PROVISIONS.

17.1. Effectiveness. This Agreement shall be binding and deemed effective when executed by Borrower, Borrower, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2. Section Headings. Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3. Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or Borrower or Borrower, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4. Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5. Bank Product Providers. Each Bank Product Provider in its capacity as such shall be deemed a third party beneficiary hereof and of the provisions of the other Loan Documents for purposes of any reference in a Loan Document to the parties for whom Agent is acting. Agent hereby agrees to act as agent for such Bank Product Providers and, by virtue of entering into a Bank Product Agreement, the applicable Bank Product Provider shall be automatically deemed to have appointed Agent as its agent and to have accepted the benefits of the Loan Documents. It is understood and agreed that the rights and benefits of each Bank Product Provider under the Loan Documents consist exclusively of such Bank Product Provider’s being a beneficiary of the Liens (and, if applicable, guarantees) granted to Agent and the right to share in payments and collections out of the Collateral as more fully set forth herein. In addition, each Bank Product Provider, by virtue of entering into a Bank Product Agreement, shall be automatically deemed to have agreed that Agent shall have the right, but shall have no obligation, to establish, maintain, relax, or release reserves in respect of the Bank Product Obligations and that if reserves are established there is no obligation on the part of Agent to determine or insure whether the amount of any such reserve is appropriate or not. In connection with any such distribution of payments or proceeds of Collateral, Agent shall be entitled to assume no amounts are due or owing to any Bank Product Provider unless such Bank Product Provider has provided a written certification (setting forth a reasonably detailed calculation) to Agent as to the amounts that are due and owing to it and such written certification is received by Agent a reasonable period of time prior to the making of such distribution. Agent shall have no obligation to calculate the amount due and payable with respect to any Bank Products, but may rely upon the written certification of the amount due and payable from the applicable Bank Product Provider. In the absence of an updated certification, Agent shall be entitled to assume that the amount due and payable to the applicable Bank Product Provider is the amount last certified to Agent by such Bank Product Provider as being due and payable (less any distributions made to such Bank Product Provider on account thereof). Borrower may obtain Bank Products from any Bank Product Provider, although Borrower is not required to do so. Borrower acknowledges and agrees that no Bank Product Provider has committed to provide any Bank Products and that the providing of Bank Products by any Bank Product Provider is in the sole and absolute discretion of such Bank Product Provider. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, no provider or holder of any Bank Product shall have any voting or approval rights hereunder (or be deemed a Lender) solely by virtue of its status as the provider or holder of such agreements or products or the Obligations owing thereunder, nor shall the consent of any such provider or holder be required (other than in their capacities as Lenders, to the extent applicable) for any matter hereunder or under any of the other Loan Documents, including as to any matter relating to the Collateral or the release of Collateral or Guarantors.

17.6. Debtor-Creditor Relationship. The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7. Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement. The foregoing shall apply to each other Loan Document mutatis mutandis.

17.8. Revival and Reinstatement of Obligations; Certain Waivers. If any member of the Lender Group or any Bank Product Provider repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group or such Bank Product Provider in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document or any Bank Product Agreement, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors’ rights, including provisions of the Bankruptcy Code or other Insolvency Laws relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a “Voidable Transfer”), or because such member of the Lender Group or Bank Product Provider elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group or Bank Product Provider elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys’ fees of such member of the Lender Group or Bank Product Provider related thereto, (i) the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist and (ii) Agent’s Liens securing such liability shall be effective, revived, and remain in full force and effect, in each case, as fully as if such Voidable Transfer had never been made. If, prior to any of the foregoing, (A) Agent’s Liens shall have been released or terminated or (B) any provision of this Agreement shall have been terminated or cancelled, Agent’s Liens, or such provision of this Agreement, shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligation of any Loan Party in respect of such liability or any Collateral securing such liability.

17.9. Confidentiality.

(a) Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding Borrower and its Subsidiaries, their operations, assets, and existing and contemplated business plans (“Confidential Information”) shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group and to employees, directors and officers of any member of the Lender Group (the Persons in this clause (i), “Lender Group Representatives”) on a “need to know” basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of any member of the Lender Group (including the Bank Product Providers), provided that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide Borrower with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Borrower pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process, provided, that, (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide Borrower with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to Borrower pursuant to the terms of the subpoena or other legal process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or the Lender Group Representatives), (viii) in connection with any assignment, participation or pledge of any Lender’s interest under this

Agreement, provided that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.9 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.9 (and such Person may disclose such Confidential Information to Persons employed or engaged by them as described in clause (i) above), (ix) in connection with any litigation or other adversary proceeding involving parties hereto to the extent such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; provided, that, prior to any disclosure to any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel) under this clause (ix) with respect to litigation involving any Person (other than Borrower, Agent, any Lender, any of their respective Affiliates, or their respective counsel), the disclosing party agrees to provide Borrower with prior written notice thereof, and (x) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b) Anything in this Agreement to the contrary notwithstanding, Agent may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information customarily found in such publications or marketing or promotional materials and may otherwise use the name, logos, and other insignia of Borrower or the other Loan Parties and the Commitments provided hereunder in any “tombstone” or other advertisements, on its website or in other marketing materials of the Agent; provided that, in the case of this clause, Agent will submit its proposed form of “tombstone” or comparable advertising to the Administrative Borrower for approval prior to Agent’s initial external use thereof, which approval of the Administrative Borrower shall not be unreasonably withheld, conditioned or delayed, and, following receipt of such approval from the Administrative Borrower, Agent shall not be required to see further approval for any Loan Party to use such “tombstone” or other comparable advertising on its website or in its other marketing materials.

(c) The Loan Parties hereby acknowledge that Agent or its Affiliates may make available to the Lenders materials or information provided by or on behalf of Borrower hereunder (collectively, “Borrower Materials”) by posting Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities) (each, a “Public Lender”). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked “PUBLIC” or otherwise at any time filed with the SEC as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor” (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat Borrower Materials that are not marked “PUBLIC” or that are not at any time filed with the SEC as being suitable only for posting on a portion of the Platform not marked as “Public Investor” (or such other similar term).

17.10. Survival. All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent, any Issuing Lender, or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or been terminated.

17.11. Patriot Act; Canadian Anti-Money Laundering & Anti-Terrorism Legislation.

(a) Each Lender that is subject to the requirements of the Patriot Act hereby notifies Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender to identify Borrower in accordance with the Patriot Act. In addition, if Agent is required by law or regulation or internal policies to do so, it shall have the right to periodically conduct (a) Patriot Act searches, OFAC/PEP searches, and customary individual background checks for the Loan Parties and (b) OFAC/PEP searches and customary individual background checks for the Loan Parties’ senior management and key principals, and Borrower agrees to cooperate in respect of the conduct of such searches and further agrees that the reasonable costs and charges for such searches shall constitute Lender Group Expenses hereunder and be for the account of Borrower.

(b) Each Loan Party acknowledges that, pursuant to the provisions of Canadian Anti-Money Laundering & Anti-Terrorism Legislation, Agent and Lenders may be required to obtain, verify and record information regarding each Loan Party, its respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of such Loan Party, and the transactions contemplated hereby. The Loan Parties shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or Agent, or any prospective assign or participant of a Lender or Agent, necessary in order to comply with any applicable Canadian Anti-Money Laundering & Anti-Terrorism Legislation, whether now or hereafter in existence. If Agent has ascertained the identity of any Loan Party or any authorized signatories of any Loan Party for the purposes of applicable Canadian Anti-Money Laundering & Anti-Terrorism Legislation, then the Agent:

(i) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of applicable Canadian Anti-Money Laundering & Anti-Terrorism Legislation; and

(ii) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the provisions of this Section and except as may otherwise be agreed in writing, each Lender agrees that Agent has no obligation to ascertain the identity of the Loan Parties or any authorized signatories of the Loan Parties on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Loan Parties or any such authorized signatory in doing so.

17.12. Integration. This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof. The foregoing to the contrary notwithstanding, all Bank Product Agreements, if any, are independent agreements governed by the written provisions of such Bank Product Agreements, which will remain in full force and effect, unaffected by any repayment, prepayments, acceleration, reduction, increase, or change in the terms of any credit extended hereunder, except as otherwise expressly provided in such Bank Product Agreement.

17.13. Birks Group Inc. as Agent for Borrower. To the extent a Person other than Birks Group Inc. is a borrower hereunder, Borrower hereby irrevocably appoints Birks Group Inc. as the borrowing agent and attorney-in-fact for all Borrower (the “Administrative Borrower”) which appointment shall remain in full force and effect unless and until Agent shall have received prior written notice signed by Borrower that such appointment has been revoked and that another Borrower has been appointed Administrative Borrower. Borrower hereby irrevocably appoints and authorizes the Administrative Borrower (a) to provide Agent with all notices with respect to Revolving Loans and Letters of Credit obtained for the benefit of Borrower and all other notices and instructions under this Agreement and the other Loan Documents (and any notice or instruction provided by Administrative Borrower shall be deemed to be given by Borrower hereunder and shall bind Borrower), (b) to receive notices and instructions from members of the Lender Group (and any notice or instruction provided by any member of the Lender Group to the Administrative Borrower in accordance with the terms hereof shall be deemed to have been given to Borrower), and (c) to take such action as the Administrative Borrower deems appropriate on its behalf to obtain Revolving Loans and Letters of Credit and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement. It is understood that the handling of the Loan Accounts and Collateral in a combined fashion, as more fully set forth herein, is done solely as an accommodation to Borrower in order to utilize the collective borrowing powers of Borrower in the most efficient and economical manner and at their request, and that Lender Group shall not incur liability to Borrower as a result hereof. Borrower expects to derive benefit, directly or indirectly, from the handling of the Loan Accounts and the Collateral in a combined fashion since the successful operation of Borrower is dependent on the continued successful performance of the integrated group. To induce the Lender Group to do so, and in consideration thereof, Borrower hereby jointly and severally agrees to indemnify each member of the Lender Group and hold each member of the Lender Group harmless against any and all liability, expense, loss or claim of damage or injury, made against the Lender Group by Borrower or by any third party whosoever, arising from or incurred by reason of (i) the handling of the Loan Accounts and Collateral of Borrower as herein provided, or (ii) the Lender Group’s relying on any instructions of the Administrative Borrower, except that Borrower will have no liability to the relevant Agent-Related Person or Lender-Related Person under this Section 17.13 with respect to any liability that has been finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Agent-Related Person or Lender-Related Person, as the case may be.

17.14. Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of Borrower in respect of any such sum due from it to Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Agent or any Lender from Borrower in the Agreement Currency, Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to Agent or any Lender in such currency, Agent or such Lender, as the case may be, agrees to return the amount of any excess to Borrower (or to any other Person who may be entitled thereto under applicable law).

17.15. No Setoff. All payments made by Borrower hereunder or under any note or other Loan Document will be made without setoff, counterclaim, or other defense.

[Signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

BIRKS GROUP INC.

By:	/s/ Pasquale (Pat) Di Lillo
Name: Pasquale (Pat) Di Lillo Title: Vice President, Chief Financial and Administrative Officer

By:	/s/ Miranda Melfi
Name: Miranda Melfi Title: Vice President, Legal Affairs and Corporate Secretary

WELLS FARGO CANADA CORPORATION, as Agent, and as the initial Lender hereunder

By:	/s/ David G. Phillips
Name: David G. Phillips Title: Senior Vice President

Signature Page to Credit Agreement

Schedule 1.1

Definitions

As used in the Agreement, the following terms shall have the following definitions:

“Account” means an account (as that term is defined in the PPSA).

“Account Debtor” means any Person who is obligated on an Account, chattel paper, or an intangible.

“Accounting Changes” means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions, including, to the extent applicable, the Chartered Professional Accountants Canada).

“Acquired Indebtedness” means Indebtedness of a Person whose assets or Equity Interests are acquired by Borrower or any of its Subsidiaries in a Permitted Acquisition; provided, that such Indebtedness (a) is either purchase money Indebtedness or a Capital Lease with respect to Equipment or mortgage financing with respect to Real Property, (b) was in existence prior to the date of such Permitted Acquisition, and (c) was not incurred in connection with, or in contemplation of, such Permitted Acquisition.

“Acquisition” means (a) the purchase or other acquisition by a Person or its Subsidiaries of all or substantially all of the assets of (or any division or business line of) any other Person, or (b) the purchase or other acquisition (whether by means of a merger, amalgamation, consolidation, or otherwise) by a Person or its Subsidiaries of all or substantially all of the Equity Interests of any other Person.

“Additional Documents” has the meaning specified therefor in Section 5.12 of the Agreement.

“Additional Subordinated Debt” means such unsecured Indebtedness incurred by any Loan Party after the date of this Agreement to the extent that such Indebtedness is Permitted Indebtedness and is expressly subordinated to the full payment of the Obligations on terms and conditions and pursuant to a Subordination Agreement in form, scope and substance satisfactory to Agent and the Required Lenders.

“Additional Subordinated Debt Documents” means all documents, instruments and agreements executed in connection with any Additional Subordinated Debt, any such documents, instruments and agreements being in form, scope and substance satisfactory to Agent and the Required Lenders.

“Administrative Borrower” has the meaning specified therefor in Section 17.13 of the Agreement.

Schedule 1.1 to the Credit Agreement

“Administrative Questionnaire” has the meaning specified therefor in Section 13.1(a) of the Agreement.

“Affected Lender” has the meaning specified therefor in Section 2.13(b) of the Agreement.

“Affiliate” means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of Equity Interests, by contract, or otherwise; provided, that, for purposes of the definition of Eligible Accounts and Section 6.10 of the Agreement: (a) any Person which owns directly or indirectly 10% or more of the Equity Interests having ordinary voting power for the election of directors or other members of the governing body of a Person or 10% or more of the partnership or other ownership interests of a Person (other than as a limited partner of such Person) shall be deemed an Affiliate of such Person, (b) each director (or comparable manager) of a Person shall be deemed to be an Affiliate of such Person, and (c) each partnership in which a Person is a general partner shall be deemed an Affiliate of such Person.

“Agent” has the meaning specified therefor in the preamble to the Agreement.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agent’s Applicable Account” means the Agent’s Canadian Account and/or the Agent’s US Account, as the context requires.

“Agent’s Canadian Account” means the Deposit Account identified on Schedule A-1 as Agent’s Canadian Account (or such other Deposit Account that has been designated as such, in writing, by Agent to Administrative Borrower and the Lenders).

“Agent’s US Account” means the Deposit Account identified on Schedule A-2 as Agent’s US Account (or such other Deposit Account that has been designated as such, in writing, by Agent to Administrative Borrower and the Lenders).

“Agent’s Liens” means the Liens granted by Borrower or any of its Subsidiaries to Agent under the Loan Documents and securing all or a portion of the Obligations.

“Agreement” means the Credit Agreement to which this Schedule 1.1 is attached.

“Applicable Currency” means Canadian Dollars; provided, that with respect to Revolving Loans and any other Obligations denominated in US Dollars, Applicable Currency means US Dollars.

“Applicable Margin” means, as of any date of determination and with respect to Base Rate Loans or Non-Base Rate Loans, as applicable, the applicable margin set forth in the following table that corresponds to the Average Excess Availability of Borrower for the most recently completed Fiscal Quarter; provided, that for the period from the Closing Date through the

Schedule 1.1 to the Credit Agreement

end of the Fiscal Quarter ending December 30, 2017, the Applicable Revolver Margin shall be set at the margin in the row styled “Level II”:

Level	Average Excess Availability as a % of the Line Cap	Applicable Margin in Respect of Base Rate Loans (the “Base Rate Margin”)	Applicable Margin in respect of Non-Base Rate Loans (the “Non-Base Rate Margin”)
I	≥ 66%	0.00%	1.50%
II	< 66% but ≥ 33%	0.25%	1.75%
III	< 33%	0.50%	2.00%

The Applicable Margin shall be re-determined by Agent as of the first day of each Fiscal Quarter of Borrower.

“Applicable Unused Line Fee Percentage” means 0.25% per annum.

“Application Event” means the (a) occurrence of a failure by Borrower to repay all of the Obligations in full on the Maturity Date, or (b) the occurrence and continuance of an Event of Default and the election by the Agent or the Required Lenders during such continuance to require that payments and proceeds of Collateral be applied pursuant to Section 2.4(b)(ii) of the Agreement.

“Assignee” has the meaning specified therefor in Section 13.1(a) of the Agreement.

“Assignment and Acceptance” means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1 to the Agreement.

“Authorized Person” means any one of the individuals identified on Schedule A-3 to the Agreement, as such schedule is updated from time to time by written notice from Administrative Borrower to Agent.

“Available Increase Amount” means, as of any date of determination, an amount equal to the result of (a) $13,000,000 minus (b) the aggregate principal amount of Increases to the Revolver Commitments previously made pursuant to Section 2.16 of the Agreement.

“Average Excess Availability” means, with respect to any period, the sum of the aggregate amount of Excess Availability for each Business Day in such period (calculated as of the end of each respective Business Day) divided by the number of Business Days in such period.

“Bank Product” means any one or more of the following financial products or accommodations extended to a Loan Party by a Bank Product Provider: (a) credit cards (including commercial credit cards (including so-called “purchase cards”, “procurement cards” or “P-cards”)), (b) credit card processing services, (c) debit cards, (d) stored value cards, (e) Cash Management Services, or (f) transactions under Hedge Agreements.

Schedule 1.1 to the Credit Agreement

“Bank Product Agreements” means those agreements entered into from time to time by a Loan Party with a Bank Product Provider in connection with the obtaining of any of the Bank Products.

“Bank Product Collateralization” means, with respect to the Bank Product Obligations, as applicable, providing cash collateral (pursuant to documentation reasonably satisfactory to Agent) in the Applicable Currency to be held by Agent for the benefit of the applicable Bank Product Providers (other than the Hedge Providers) in an amount determined by Agent as sufficient to satisfy the reasonably estimated credit exposure with respect to the applicable then existing Bank Product Obligations (other than Hedge Obligations).

“Bank Product Obligations” means (a) all obligations, liabilities, reimbursement obligations, fees, or expenses owing by any Loan Party to any Bank Product Provider pursuant to or evidenced by a Bank Product Agreement and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, (b) all Hedge Obligations, and (c) all amounts that Agent or any Lender is obligated to pay to a Bank Product Provider as a result of Agent or such Lender purchasing participations from, or executing guarantees or indemnities or reimbursement obligations to, a Bank Product Provider with respect to the Bank Products provided by such Bank Product Provider to any Loan Party; provided, in order for any item described in clauses (a), (b), or (c) above, as applicable, to constitute “Bank Product Obligations”, if the applicable Bank Product Provider is any Person other than Wells Fargo or its Affiliates, then the applicable Bank Product must have been provided on or after the Closing Date and Agent shall have received a Bank Product Provider Agreement within 10 days after the date of the provision of the applicable Bank Product to a Loan Party.

“Bank Product Provider” means any Lender or any of its Affiliates, including each of the foregoing in its capacity, if applicable, as a Hedge Provider; provided, that no such Person (other than Wells Fargo or its Affiliates) shall constitute a Bank Product Provider with respect to a Bank Product unless and until Agent receives a Bank Product Provider Agreement from such Person with respect to the applicable Bank Product within 10 days after the provision of such Bank Product to Borrower or any of its Subsidiaries; provided further, that if, at any time, a Lender ceases to be a Lender under the Agreement, then, from and after the date on which it ceases to be a Lender thereunder, neither it nor any of its Affiliates shall constitute Bank Product Providers and the obligations with respect to Bank Products provided by such former Lender or any of its Affiliates shall no longer constitute Bank Product Obligations.

“Bank Product Provider Agreement” means an agreement in substantially the form attached hereto as Exhibit B-4 to the Agreement, in form and substance satisfactory to Agent, duly executed by the applicable Bank Product Provider, Borrower, and Agent.

“Bank Product Reserves” means, as of any date of determination, those reserves that Agent has established (based upon the applicable Bank Product Provider’s reasonable and good faith determination of its credit exposure to the Loan Parties in respect of Bank Product Obligations) in respect of Bank Products then provided or outstanding.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

Schedule 1.1 to the Credit Agreement

“Base Rate” means the Canadian Base Rate; provided, that with respect to Obligations denominated in US Dollars, Base Rate means the US Base Rate.

“Base Rate Loan” means a Revolving Loan that bears interest at a rate determined by reference to the applicable Base Rate.

“Base Rate Margin” has the meaning set forth in the definition of Applicable Margin.

“Board of Directors” means, as to any Person, the Board of Directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the Board of Directors (or comparable managers).

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower” has the meaning specified therefor in the preamble to the Agreement.

“Borrower Materials” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“Borrowing” means a borrowing consisting of Revolving Loans made on the same day by the Revolving Lenders with Revolver Commitments (or Agent on behalf thereof), or by Swing Lender in the case of a Swing Loan, or by Agent in the case of an Extraordinary Advance.

“Borrowing Base” means, as of any date of determination, the Canadian Dollar Equivalent amount of the result of:

(a) 90% of the amount of Eligible Credit Card Receivables of Borrower, plus

(b) 90% of the amount of Eligible Accounts of Borrower, provided that the amount thereof included in the Borrowing Base shall not exceed 20% of the aggregate amount of the Borrowing Base, plus

(c) 90% of the amount calculated by multiplying the Inventory Net Recovery Percentage of the relevant Eligible Inventory Category identified in the most recent Inventory appraisal ordered and obtained by Agent by the cost (based on GAAP) of such Eligible Inventory provided that the amount of Eligible Non-Possessory Inventory included in Eligible Inventory for the purpose of calculating the Borrowing Base shall not exceed 5% of the aggregate amount of the Eligible Inventory, minus

(d) the aggregate amount of Receivables Reserves, Bank Product Reserves, Inventory Reserves, Canadian Priority Payables Reserves and other Reserves, if any, established by Agent in accordance with Section 2.1(c) of the Agreement with respect to the Borrowing Base.

“Borrowing Base Certificate” means a certificate in the form of Exhibit B-1, containing the calculation of the Borrowing Base.

Schedule 1.1 to the Credit Agreement

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the State of New York or the Provinces of Ontario or Quebec, except that, if a determination of a Business Day shall relate to a LIBOR Rate Loan, the term “Business Day” also shall exclude any day on which banks are closed for dealings in US Dollar deposits in the London interbank market.

“Canadian Anti-Money Laundering & Anti-Terrorism Legislation” means Part II.1 of the Criminal Code (Canada), The Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the United Nations Act (Canada), together with all rules, regulations and interpretations thereunder or related thereto including, without limitation, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and the United Nations Al-Qaida and Taliban Regulations promulgated under the United Nations Act (Canada) and any similar Canadian legislation in effect from time to time.

“Canadian Base Rate” means, for any day, a rate per annum equal to the greater of (a) the CDOR Rate existing on such day (which rate shall be calculated based upon an Interest Period of 1 month), plus 1 percentage point, and (b) the “prime rate” for Canadian Dollar commercial loans made in Canada as reported by Thomson Reuters under Reuters Instrument Code <CAPRIME=> on the “CA Prime Rate (Domestic Interest Rate) – Composite Display” page to the extent such page is available (or any successor page or such other commercially available service or source (including the Canadian Dollar “prime rate” announced by a Schedule I bank under the Bank Act (Canada)) as the Agent may designate from time to time). Each determination of the Canadian Base Rate shall be made by Agent and shall be conclusive in the absence of manifest error.

“Canadian Defined Benefit Plan” means any Canadian Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada) but does not include a Canadian Multi-Employer Plan.

“Canadian Designated Account” means the Canadian Dollar Deposit Account(s) of Borrower identified on Schedule D-1 to the Agreement (or such other Deposit Account of Borrower located at Designated Account Bank that has been designated as such, in writing, by Administrative Borrower to Agent).

“Canadian Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Canadian Dollars, such amount, and (b) with respect to any amount denominated in another currency, the equivalent amount thereof in Canadian Dollars as determined by Agent, at such time, on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date or such other date determined by Agent) for the purchase of Canadian Dollars with such currency. Calculations of the Borrowing Base with respect to items included therein that are not denominated in Canadian Dollars may be adjusted by Agent pursuant to this definition from time and references herein to the Borrowing Base (including references based upon the most recent applicable Borrowing Base Certificate delivered by Borrower to Agent) may reflect such adjustments.

“Canadian Dollars”, “Dollars”, “Cdn $” or “$” means the lawful currency of Canada, as in effect from time to time.

Schedule 1.1 to the Credit Agreement

“Canadian Multi-Employer Plan” means a “multi-employer pension plan”, as such term is defined under the Pension Benefits Act (Ontario), under which a Loan Party is required to contribute pursuant to a collective bargaining agreement and under which (i) the sole obligation of the Loan Party is to make the contributions specified in the applicable collective bargaining agreement, and (ii) the Loan Party has no liability relating to any past or future withdrawals from the plan.

“Canadian Patent Security Agreement” has the meaning specified therefor in the Canadian Security Agreement.

“Canadian Pension Plans” means each pension plan required to be registered under Canadian federal or provincial law that is maintained or contributed to, or to which there is or may be an obligation to contribute by a Loan Party or a Subsidiary thereof, for its employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

“Canadian Priority Payables Reserves” means reserves (determined from time to time by Agent in its Permitted Discretion) for: (a) the amount past due and owing by any Loan Party, or the accrued amount for which such Loan Party has an obligation to remit, to a Governmental Authority or other Person pursuant to any applicable law, rule or regulation, in respect of (i) goods and services Taxes, harmonized sales Taxes, other sales Taxes, employee income Taxes, municipal Taxes and other Taxes payable or to be remitted or withheld; (ii) workers’ compensation or employment insurance; (iii) federal Canada Pension Plan, Quebec Pension Plan and other statutory pension plan contributions; (iv) vacation or holiday pay; and (v) other like charges and demands, in each case, to the extent that any Governmental Authority or other Person may claim a Lien, trust, deemed trust or other claim ranking or capable of ranking in priority to or pari passu with one or more of the Liens granted in the Loan Documents; and (b) the aggregate amount of any other liabilities of any Loan Party (i) in respect of which a trust or deemed trust has been or may be imposed on any Collateral to provide for payment, or (ii) in respect of unremitted and due pension plan contributions in respect of Canadian Pension Plans including normal cost contributions and special payments (iii) without duplication for any amounts referred to in paragraph (b)(ii) amounts representing any unfunded wind-up deficiency whether or not due with respect to a Canadian Defined Benefit Plan, or (iv) which are secured by a Lien, charge, right or claim on any Collateral (other than Permitted Liens that do not have priority over Agent’s Liens); in each case, pursuant to any applicable law, rule or regulation and provided such lien, trust, deemed trust, pledge, charge, right or claim ranks or in the Permitted Discretion of Agent, is capable of ranking in priority to or pari passu with one or more of the Liens granted in the Loan Documents (such as certain claims by employees for unpaid wages and other amounts payable under the Wage Earner Protection Program Act (Canada));

“Canadian Security Agreement” means a Canadian Guarantee and Security Agreement dated as of even date with the Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by each Loan Party to Agent.

“Canadian Security Documents” means, collectively, the Canadian Security Agreement, the Quebec Security Documents and any other Loan Document that grants or purports to grant a Lien on any of the assets or interests, and the proceeds thereof, of any Loan Party.

Schedule 1.1 to the Credit Agreement

“Canadian Trademark Security Agreement” has the meaning specified therefor in the Canadian Security Agreement.

“Capital Assets” means fixed assets, both tangible (such as land, buildings, fixtures, machinery and equipment) and intangible (such as patents, copyrights, trademarks, franchises and goodwill); provided that Capital Assets shall not include any item customarily charged directly to expense or depreciated over a useful life of 12 months or less in accordance with GAAP.

“Capital Expenditures” means, with respect to any Person for any period, (a) the amount of all expenditures by such Person and its Subsidiaries during such period that are capital expenditures as determined in accordance with GAAP, whether such expenditures are paid in cash or financed; and (b) the lease of any assets by Borrower or any of its Subsidiaries as lessee under any synthetic lease to the extent that such assets would have been Capital Assets had the synthetic lease been treated for accounting purposes as a Capital Lease.

“Capitalized Lease Obligation” means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP but excluding leases which would have been characterized as operating leases according to GAAP as in effect on the Closing Date.

“Cash Equivalents” means obligations that are denominated in Canadian Dollars or United States Dollars (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States or by, or unconditionally guaranteed by, the government of Canada or issued by any agency thereof and backed by the full faith and credit of Canada, in each case maturing within 1 year from the date of acquisition thereof, (b) marketable direct obligations issued or fully guaranteed by any state of the United States or province of Canada or any political subdivision of any such state or province or any public instrumentality thereof maturing within 1 year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), (c) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, (d) certificates of deposit, time deposits, overnight bank deposits or bankers’ acceptances maturing within 1 year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or a bank organized under the laws of Canada, or any United States or Canadian branch of a foreign bank, in each case having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof or the laws of Canada so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation or the Canadian Deposit Insurance Corporation, (f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) of this definition of recognized securities dealer having combined capital and surplus of not less than $250,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (d) above, (g) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, and (h) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (g) above.

Schedule 1.1 to the Credit Agreement

“Cash Management Services” means any cash management or related services including treasury, depository, return items, overdraft, controlled disbursement, merchant store value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system) and other customary cash management arrangements.

“CDOR Rate” means the average rate per annum as reported on the Reuters Screen CDOR Page (or any successor page or such other page or commercially available service displaying Canadian interbank bid rates for Canadian Dollar bankers’ acceptances as the Agent may designate from time to time, or if no such substitute service is available, the rate quoted by a Schedule I bank under the Bank Act (Canada) selected by the Agent at which such bank is offering to purchase Canadian Dollar bankers’ acceptances) as of 10:00 a.m. Eastern (Toronto) time on the date of commencement of the requested Interest Period, for a term, and in an amount, comparable to the Interest Period and the amount of the CDOR Rate Loan requested (whether as an initial CDOR Rate Loan or as a continuation of a CDOR Rate Loan or as a conversion of a Base Rate Loan to a CDOR Rate Loan) by Borrower in accordance with this Agreement (and, if any such reported rate is below zero, then the rate determined pursuant to this clause (b) shall be deemed to be zero). Each determination of the CDOR Rate shall be made by the Agent and shall be conclusive in the absence of manifest error.

“CDOR Rate Loan” means each portion of the Revolving Loans that bears interest at a rate determined by reference to the CDOR Rate.

“CGS” means Cash, Gold & Silver Inc., a corporation formed under the laws of Canada.

“CGS USA” means Cash, Gold & Silver USA, Inc., a corporation formed under the laws of Delaware.

“Change of Control” means that:

(a) Montrovest B.V. and Mangrove Holding S.A. collectively fail to own and control, directly or indirectly, a majority of the Equity Interests of Borrower entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of Borrower, or

(b) Borrower fails to own and control, directly or indirectly, 100% of the Equity Interests of each Loan Party (other than Borrower).

“Change in Law” means the occurrence after the date of the Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation, judicial ruling, judgment or treaty or in the administration,

Schedule 1.1 to the Credit Agreement

interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, or (c) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that notwithstanding anything in the Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or Canada or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Closing Date” means the date of the making of the initial Revolving Loan (or other extension of credit) under the Agreement.

“Closing Date US Divestiture” means the sale of all of the shares of Mayor’s Jewelers, Inc., by Borrower pursuant to the Closing Date US Divestiture Agreements.

“Closing Date US Divestiture Agreements” means, collectively, the US Stock Purchase Agreement, the Transition Services Agreement (as defined in the US Stock Purchase Agreement) and the other agreements, instruments and documents relating thereto and evidencing the Closing Date US Divestiture.

“Code” means the New York Uniform Commercial Code, as in effect from time to time.

“Collateral” means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by Borrower or any other Loan Party in or upon which a Lien is granted by such Person in favor of Agent or any of the Lenders under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee or other Person in possession of, having a Lien upon, or having rights or interests in Borrower’s or any of its Subsidiaries’ books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to Agent.

“Commitment” means, with respect to each Lender, its Revolver Commitment, and, with respect to all Lenders, their Revolver Commitments, in each case in such Canadian Dollar amounts as are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance or Increase Joinder pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement, reductions of the Revolver Commitments pursuant to Section 2.4(c), and increases to the Revolver Commitments pursuant to Section 2.16.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

Schedule 1.1 to the Credit Agreement

“Compliance Certificate” means a certificate substantially in the form of Exhibit C-1 to the Agreement delivered by a Financial Officer of Borrower to Agent.

“Confidential Information” has the meaning specified therefor in Section 17.9(a) of the Agreement.

“Consolidated EBITDA” means, for any period, the sum, without duplication, of the amounts for such period of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) provision for federal, provincial, local and foreign income Taxes, franchise Taxes and other Taxes in lieu of income Taxes payable, (iv) total depreciation expense, (v) total amortization expense, (vi) transaction expenses incurred by Borrower or any of its Subsidiaries in such period in connection with Permitted Acquisitions to the extent included in the calculation of Excess Availability for purposes of determining whether the applicable Acquisition constitutes a Permitted Acquisition, (vii) fees, costs and expenses incurred on or prior to the Closing Date in connection with this Agreement, the other Loan Documents, the Closing Date US Divestiture and the other transactions contemplated hereby or thereby, (viii) financial advisory fees, accounting fees, legal fees and any other similar third party reasonable out-of-pocket fees and out-of-pocket expenses incurred in connection with the pursuit of any acquisition, offering of Equity Interest, investment, disposition, repayment of junior or subordinated Indebtedness, recapitalization, or the incurrence, issuance, repayment, amendment or modification of Indebtedness (in each case, regardless of whether such transaction is consummated), (ix) management and other fees and reimbursement of expenses permitted pursuant to Section 1.1.1(e), (x) impairment of goodwill and other non-cash items (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period), (xi) to the extent actually reimbursed, expenses incurred to the extent covered by indemnification provisions in any agreement in connection with a Permitted Acquisition, and (xii) other unusual or non-recurring cash charges including Restructuring and Integration Costs not to exceed $5,000,000 in the case of the Closing Date US Divestiture incurred in the 2018 Fiscal Year and otherwise $2,000,000 in the aggregate for all such charges during any twelve fiscal-month period, but only, in the case of each of the foregoing clauses (ii) through (xii), to the extent deducted in the calculation of Consolidated Net Income, less non-cash items added in the calculation of Consolidated Net Income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), all of the foregoing as determined on a consolidated basis for Borrower and its Subsidiaries in conformity with GAAP. Notwithstanding the foregoing, Consolidated EBITDA for the fiscal months ending prior to the date of this Agreement and used in calculating the Fixed Charge Coverage Ratio for the applicable twelve fiscal month period after such date shall be in amounts agreed by the Agent and Borrower.

“Consolidated Fixed Charges” means, with respect to any fiscal period and with respect to Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) Consolidated Interest Expense paid (other than interest paid-in-kind, amortization of financing fees, and other non-cash Consolidated Interest Expense) during such period, (b) scheduled principal payments in respect of Indebtedness that are required to be paid during such period (excluding Management Debt to the extent such payments constitute an expense in the calculation of Consolidated Net Income), (c) Restricted Payments made or required to be made in cash during such period; and (d) all management, consulting, monitoring and advisory fees paid in cash to Borrower and its Affiliates during such period. Notwithstanding the foregoing, Consolidated Fixed Charges for the fiscal months ending prior to the date of this Agreement and used in calculating the Fixed Charge Coverage Ratio for the applicable twelve fiscal month period after such date shall be in amounts agreed by the Agent and Borrower.

Schedule 1.1 to the Credit Agreement

“Consolidated Interest Expense” means, for any period, the aggregate of the interest expense of Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, for any period, the net income (or loss) of Borrower and its Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP after deduction for non-controlling interest in such Subsidiaries; provided that there shall be excluded (i) the income (or loss) of any Person (other than a Loan Party) in which any other Person (other than a Loan Party) has a joint interest, or a Subsidiary located outside US and Canada, except to the extent of the amount of dividends or other distributions actually paid to Borrower or any of its Subsidiaries by such Person during such period, (ii) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of Borrower or is merged into or amalgamated or consolidated with Borrower or any of its Subsidiaries or that Person’s assets are acquired by Borrower or any of its Subsidiaries, (iii) the income of any Subsidiary of Borrower that is not a Loan Party to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (iv) (to the extent not included in clauses (i) through (iii) above) any non-cash extraordinary gains or non-cash extraordinary losses, (v) the impact of non-cash currency translation gains and losses and mark to market gains and losses on any Hedge Agreement, (vi) the cumulative effect of a change in accounting principles during such period, and (vii) gains and losses from the early extinguishment of Indebtedness or other derivative instruments.

“Control Agreement” means a control agreement, or blocked account agreement, as applicable, in form and substance reasonably satisfactory to Agent, executed and delivered by Borrower or another Loan Party, Agent, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account).

“Credit Card Issuer” shall mean any person (other than a Borrower or any of its Subsidiaries) who issues or whose members issue credit cards, including MasterCard or VISA bank credit or debit cards or other bank credit or debit cards issued through MasterCard International, Inc., Visa, U.S.A., Inc., Visa International, American Express, Discover, Diners Club, Union Pay, VFI, Inc. (a subsidiary of The Toronto-Dominion Bank Finance Group) and other bank and non-bank credit or debit cards, and other issuers approved by the Agent, after the conduct of such due diligence with respect to such issuers as the Agent considers necessary or appropriate, such approval not to be unreasonably withheld, conditioned or delayed.

“Credit Card Processor” shall mean any servicing or processing agent or any factor or financial intermediary who facilitates, services, processes or manages the credit authorization, billing transfer and/or payment procedures with respect to Borrower’s sales transactions involving credit card or debit card purchases by customers using credit cards or debit cards issued by any Credit Card Issuer.

Schedule 1.1 to the Credit Agreement

“Credit Card Notifications” has the meaning provided in Section 5.18.

“Credit Card Receivables” shall mean each “intangible” (as defined in the PPSA) together with all income, payments and proceeds thereof, owed by a Credit Card Issuer or Credit Card Processor to Borrower resulting from charges by a customer of Borrower on credit or debit cards issued by such Credit Card Issuer in connection with the sale of goods by a Borrower, or services performed by a Credit Card Processor or Credit Card Issuer, in each case in the ordinary course of its business.

“Default” means an event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any amounts required to be funded by it under the Agreement within 1 Business Day of the date that it is required to do so under the Agreement (including the failure to make available to Agent amounts required pursuant to a Settlement or to make a required payment in connection with a Letter of Credit Disbursement), (b) notified Borrower, Agent, or any Lender in writing that it does not intend to comply with all or any portion of its funding obligations under the Agreement, (c) has made a public statement to the effect that it does not intend to comply with its funding obligations under the Agreement or under other agreements generally (as reasonably determined by Agent) under which it has committed to extend credit, (d) failed, within 1 Business Day after written request by Agent, to confirm that it will comply with the terms of the Agreement relating to its obligations to fund any amounts required to be funded by it under the Agreement, (e) otherwise failed to pay over to Agent or any other Lender any other amount required to be paid by it under the Agreement within 1 Business Day of the date that it is required to do so under the Agreement, or (f) (i) becomes or is insolvent or has a Borrower company that has become or is insolvent or (ii) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian or appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a Borrower company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment.

“Defaulting Lender Rate” means (a) for the first 3 days from and after the date the relevant payment is due, the Canadian Base Rate (if such Obligations are denominated in Canadian Dollars) or the US Base Rate (if such Obligations are denominated US Dollars), and (b) thereafter, the interest rate then applicable to Revolving Loans in the Applicable Currency that are Base Rate Loans (inclusive of the Base Rate Margin applicable thereto).

“Deposit Account” means any deposit account maintained in Canada for the deposit of funds with a Canadian Bank reasonably acceptable to Agent.

“Designated Account Bank” has the meaning specified therefor in Schedule D-1 to the Agreement (or such other bank that is located within Canada that has been designated as such, in writing, by Administrative Borrower to Agent).

Schedule 1.1 to the Credit Agreement

“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition (a) matures or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provide for the scheduled payments of dividends in cash, or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the Maturity Date.

“Drawing Document” means any Letter of Credit or other document presented for purposes of drawing under any Letter of Credit.

“Eligible Accounts” means those PLCW Accounts created by Borrower in the ordinary course of its business, that arise out of Borrower’s sale of goods or rendition of services, that comply with each of the representations and warranties respecting Eligible Accounts made in the Loan Documents, and that are not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided, that such criteria may be revised from time to time by Agent in Agent’s Permitted Discretion to address the results of any field examination performed by (or on behalf of) Agent from time to time after the Closing Date. In determining the amount to be included, Eligible Accounts shall be calculated net of customer deposits, unapplied cash, Taxes, discounts, credits, allowances, and rebates. Eligible Accounts shall not include the following:

(a) Accounts that the Account Debtor has failed to pay within 90 days of original invoice date (except that this period shall be extended to 150 days after the original invoice date with respect to Accounts arising from initial orders made by an Account Debtor that becomes a customer of the Borrower after the Closing Date) or within 60 days of due date,

(b) Accounts owed by an Account Debtor (or its Affiliates) where 50% or more of all Accounts owed by that Account Debtor (or its Affiliates) are deemed ineligible under clause (a) above,

(c) Accounts with respect to which the Account Debtor is an Affiliate of any Loan Party or an employee or agent of any Loan Party or any Affiliate of any Loan Party,

(d) Accounts arising in a transaction wherein goods are placed on consignment or are sold pursuant to a guaranteed sale, a sale or return, a sale on approval, a bill and hold, or any other terms by reason of which the payment by the Account Debtor may be conditional,

(e) Accounts that are not payable in US Dollars or Canadian Dollars,

(f) Accounts with respect to which the Account Debtor either (i) does not maintain its chief executive office in Canada or the United States, or is not organized under the laws of the United States or any state thereof, or the laws of Canada or any province thereof, (ii) is the government of any foreign country or sovereign state, or of any state, province, municipality, or other political subdivision thereof, or of any department, agency, public corporation, or other instrumentality thereof, unless the Account is supported by an irrevocable letter of credit reasonably satisfactory to Agent (as to form, substance and issuer or domestic confirming bank) that has been delivered to Agent and is directly drawable by Agent,

Schedule 1.1 to the Credit Agreement

(g) Accounts with respect to which the Account Debtor is either (i) the United States or any department, agency, or instrumentality of the United States (exclusive, however, of Accounts with respect to which Borrower has complied, to the reasonable satisfaction of Agent, with the Assignment of Claims Act, 31 USC §3727), (ii) any state of the United States, or (iii) a Governmental Authority of Canada or any province thereof (exclusive, however, of Accounts with respect to which Borrower has complied, to the reasonable satisfaction of Agent, with any applicable assignment of claims statute, including the Financial Administration Act (Canada)),

(h) Accounts with respect to which the Account Debtor is a creditor of a Loan Party, has or has asserted a right of recoupment or setoff, or has disputed its obligation to pay all or any portion of the Account, to the extent of such claim, right of recoupment or setoff, or dispute,

(i) Accounts with respect to which the Account Debtor is subject to an Insolvency Proceeding, is not Solvent, has gone out of business, or as to which any Loan Party has received notice of an imminent Insolvency Proceeding or a material impairment of the financial condition of such Account Debtor, unless the Account is supported by an irrevocable letter of credit reasonably satisfactory to Agent (as to form, substance and issuer or domestic confirming bank) that has been delivered to Agent and is directly drawable by Agent,

(j) Accounts, the collection of which, Agent, in its Permitted Discretion, believes to be doubtful, including by reason of the Account Debtor’s financial condition,

(k) Accounts that are not subject to a valid and perfected first priority Agent’s Lien (subject to Permitted Liens having priority under applicable law for which reserves have been established pursuant to Section 2.1(c)),

(l) Accounts with respect to which (i) the goods giving rise to such Account have not been shipped and billed to the Account Debtor, or (ii) the services giving rise to such Account have not been performed and billed to the Account Debtor,

(m) Accounts with respect to which the Account Debtor is a Sanctioned Person or Sanctioned Entity, or

(n) Accounts that represent the right to receive progress payments or other advance billings that are due prior to the completion of performance by Borrower of the subject contract for goods or services.

“Eligible Credit Card Receivables” shall mean on any date of determination of the Borrowing Base, each Credit Card Receivable that satisfies the following criteria at the time of creation and continues to meet the same at the time of such determination, as determined by the Agent in its Permitted Discretion: such Credit Card Receivable (i) has been earned by performance and represents the bona fide amounts due to Borrower from a Credit Card Issuer or Credit Card Processor, and in each case originated in the ordinary course of business of such Borrower, and

Schedule 1.1 to the Credit Agreement

(ii) is not ineligible for inclusion in the calculation of the Borrowing Base pursuant to any of clauses (a) through (h) below; provided, that such criteria may be revised from time to time by Agent in Agent’s Permitted Discretion to address the results of any field examination performed by (or on behalf of) Agent from time to time after the Closing Date. Without limiting the foregoing, to qualify as an Eligible Credit Card Receivable, such Credit Card Receivable shall indicate no Person other than Borrower as payee or remittance party. In determining the amount to be so included, the face amount of a Credit Card Receivable shall be reduced by, without duplication, to the extent not reflected in such face amount, (i) the amount of all accrued and actual discounts, claims, credits or credits pending, promotional program allowances, price adjustments, finance charges or other allowances (including any amount that Borrower may be obligated to rebate to a customer, a Credit Card Issuer or Credit Card Processor pursuant to the terms of any agreement or understanding (written or oral)) and (ii) the aggregate amount of all cash received in respect of such Credit Card Receivable but not yet applied by the Credit Parties to reduce the amount of such Credit Card Receivable. Any Credit Card Receivable included within any of the following categories shall not constitute an Eligible Credit Card Receivable:

(a) Credit Card Receivables which do not constitute an “intangible” (as defined in the PPSA), as applicable or an Account;

(b) Credit Card Receivables that have been outstanding for more than five Business Days from the date of sale;

(c) Credit Card Receivables that are not subject to a valid and perfected first priority Agent’s Lien (subject to Permitted Liens having priority under applicable law for which Reserves have been established pursuant to Section 2.1(c));

(d) Credit Card Receivables which are disputed, are with recourse, or with respect to which a claim, counterclaim, offset or chargeback has been asserted (to the extent of such dispute, claim, counterclaim, offset or chargeback);

(e) Credit Card Receivables as to which the Credit Card Issuer or Credit Card Processor has the right under certain circumstances to require a Credit Party to repurchase the Credit Card Receivables from such Credit Card Issuer or Credit Card Processor;

(f) Credit Card Receivables due from a Credit Card Issuer or Credit Card Processor which is the subject of any bankruptcy or insolvency proceedings;

(g) Credit Card Receivables which are not a valid, legally enforceable obligation of the applicable Credit Card Issuer or Credit Card Processor with respect thereto; or

(h) Credit Card Receivables which do not conform to all representations, warranties or other provisions in the Credit Documents relating to Credit Card Receivables in all material respects.

“Eligible Inventory” means Inventory of Borrower that consists of finished goods held for sale in the ordinary course of Borrower’s business and complies with each of the representations and warranties respecting Eligible Inventory made in the Loan Documents, and that is not excluded as ineligible by virtue of one or more of the excluding criteria set forth below;

Schedule 1.1 to the Credit Agreement

provided, that such criteria may be revised from time to time by Agent in Agent’s Permitted Discretion to address the results of any field examination or appraisal performed by Agent from time to time after the Closing Date. In determining the amount to be so included, Inventory shall be valued at cost on a basis consistent with Borrower’s historical accounting practices. An item of Inventory shall not be included in Eligible Inventory if:

(a) Borrower does not have good, valid, and marketable title thereto,

(b) Borrower does not have actual and exclusive possession thereof unless such Inventory is Eligible Non-Possessory Inventory,

(c) it is not located at one of the locations in Canada or in the continental United States set forth on Schedule E-1 (as such Schedule E-1 may be amended from time to time with the prior written consent of Agent) to the Agreement (or in-transit from one such location to another such location),

(d) it is in-transit to or from a location of Borrower (other than in-transit from one location set forth on Schedule E-1 to the Agreement to another location set forth on Schedule E-1 to the Agreement),

(e) commencing 90 days after the date hereof, it is located on real property leased by Borrower (other than store locations) or in a contract warehouse, in each case, unless either (1) it is subject to a Collateral Access Agreement executed by the lessor or warehouseman, as the case may be, and it is segregated or otherwise separately identifiable from goods of others, if any, stored on the premises or (2) Agent has established a Landlord Reserve with respect to such location,

(f) it is the subject of a bill of lading or other document of title,

(g) it is not subject to a valid and perfected first priority Agent’s Lien (subject to Permitted Liens having priority under applicable law for which Reserves have been established pursuant to Section 2.1(c)),

(h) it consists of personalized items or custom items which cannot be readily re-sold to other customers, damaged or defective goods or “seconds”;

(i) it consists of goods that are obsolete, or goods that constitute spare parts, packaging and shipping materials, supplies used or consumed in Borrower’s business, bill and hold goods, or Inventory acquired on consignment, or

(j) it is subject to third party trademark, licensing or other proprietary rights, unless Agent is satisfied that such Inventory can be freely sold by Agent on and after the occurrence of an Event of a Default despite such third party rights.

“Eligible Inventory Category” means the categories of Eligible Inventory set forth below or such other categories as may be determined by Agent from time to time in its Permitted Discretion (including, without limiting the generality of Agent’s Permitted Discretion, it being understood that Agent shall have received an Inventory appraisal (and such other Collateral

Schedule 1.1 to the Credit Agreement

reporting) satisfactory to Agent prior to the inclusion of any other categories or any adjustments to such categories in the calculations set forth on the Borrowing Base Certificate in connection with such implementation):

Eligible Inventory Category

Watches and Clocks

Fine Jewelry

Bridal

Giftware

Loose Stones

Silver

Gold

Service

Rolex Watches

Patek Philippe

Graff

“Eligible Non-Possessory Inventory” means Inventory of Borrower that is otherwise Eligible Inventory and that satisfies the following criteria as determined in the Agent’s Permitted Discretion:

(a) the Person in possession of such Inventory is a bailee or processor or agent of Borrower that is acceptable to Agent and is held pursuant to bailment, processor or agency arrangements acceptable to the Agent and such Person maintains exclusive possession of such Inventory until delivered to Borrower or placed in transit to a location of Borrower identified on Schedule E-1,

(b) title in such Inventory has passed to Borrower,

(c) such Inventory is subject to a Collateral Access Agreement, processor agreement or bailee agreement as required by the Agent, in each case in form and content satisfactory to the Agent and executed by the bailee, processor, agent or other Person in possession of such Inventory, as the case may be, and such Inventory is segregated or otherwise separately identifiable from goods of others, if any, held by the Person in possession of such Inventory

(d) Agent in its Permitted Discretion (i) has established such Reserves (including Reserves for processing and bailee charges and applicable customs charges and duties) as it considers necessary or appropriate with respect to such Inventory), and (ii) is satisfied that such Inventory is not subject to any Person’s right or claim (other than those for which appropriate Reserves have been established) which is senior to, or pari passu with, the Agent’s Lien on such Inventory or may otherwise adversely impact the ability of the Agent to realize upon such Inventory.

Schedule 1.1 to the Credit Agreement

“Eligible Transferee” means (a) any Lender (other than a Defaulting Lender), any Affiliate of any Lender (other than a Defaulting Lender) and any Related Fund of any Lender; (b) (i) a commercial bank organized under the laws of Canada or the United States or any state thereof, and having total assets in excess of $1,000,000,000; (ii) a commercial bank organized under the laws of any other country or a political subdivision thereof; provided that (A) (x) such bank is acting through a branch or agency located in the United States or Canada or (y) such bank is organized under the laws of a country that is a member of the Organization for Economic Cooperation and Development or a political subdivision of such country, and (B) such bank has total assets in excess of $1,000,000,000; (c) any other entity (other than a natural person) that is an “accredited investor” (as defined under the Securities Act (Ontario)) that extends credit or buys loans as one of its businesses including insurance companies, investment or mutual funds and lease financing companies, and having total assets in excess of $1,000,000,000; and (d) during the continuation of an Event of Default, any other Person approved by Agent.

“Environmental Action” means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter, or other written communication from any Governmental Authority, or any third party involving violations of Environmental Laws or releases of Hazardous Materials in violation of Environmental laws (a) from any assets, properties, or businesses of Borrower, or any Subsidiary of Borrower, or any of their predecessors in interest, (b) from adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by Borrower, or any Subsidiary of Borrower, or any of their predecessors in interest.

“Environmental Law” means any applicable federal, provincial, state, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on Borrower or any of its Subsidiaries, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any Governmental Authority or any third party, and which relate to any Environmental Action.

“Environmental Lien” means any Lien in favor of any Governmental Authority for Environmental Liabilities.

“Equipment” means equipment (as that term is defined in the PPSA).

“Equity Interests” means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated, whether voting or non-voting) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units) or preferred stock.

Schedule 1.1 to the Credit Agreement

“Event of Default” has the meaning specified therefor in Section 8 of the Agreement.

“Excess Availability” means, as of any date of determination, the amount that Borrower is entitled to borrow as Revolving Loans under Section 2.1 of the Agreement (after giving effect to the then outstanding Revolver Usage).

“Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the agreement of such Loan Party to be jointly and severally liable for such Swap Obligation of another Loan Party or any guarantee of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the agreement of such Loan Party to be jointly and severally liable for such Swap Obligation or guarantee of such Swap Obligation or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such joint and several liability or guarantee or security interest is or becomes illegal.

“Excluded Taxes” means (i) any Tax imposed on the net income or net profits of any Lender or any Participant (including any branch profits Taxes ), in each case imposed by the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Lender or such Participant is organized or the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Lender’s or such Participant’s principal office is located in each case as a result of a present or former connection between such Lender or such Participant and the jurisdiction or taxing authority imposing the Tax (other than any such connection arising solely from such Lender or such Participant having executed, delivered or performed its obligations or received payment under, or enforced its rights or remedies under the Agreement or any other Loan Document); (ii) Canadian federal withholding Taxes that would not have been imposed but for the Lender’s or a Participant’s failure to comply with the requirements of Section 16.2 of the Agreement, (iii) any Canadian federal withholding Taxes that would be imposed on amounts payable to a Foreign Lender based upon the applicable withholding rate in effect at the time such Foreign Lender becomes a party to the Agreement (or designates a new lending office), except that Excluded Taxes shall not include (A) any amount that such Foreign Lender (or its assignor, if any) was previously entitled to receive pursuant to Section 16.1 of the Agreement, if any, with respect to such withholding Tax at the time such Foreign Lender becomes a party to the Agreement (or designates a new lending office), and (B) additional Canadian federal withholding Taxes that may be imposed after the time such Foreign Lender becomes a party to the Agreement (or designates a new lending office), as a result of a change in law, rule, regulation, order or other decision with respect to any of the foregoing by any Governmental Authority, (iv) any United States federal withholding Taxes imposed under FATCA, and (v) any Canadian federal withholding Taxes imposed as a result of any Lender or any Participant (A) not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a Loan Party, or (B) being a “specified shareholder” (within the meaning of Subsection 18(5) of the Income Tax Act (Canada)) of a Loan Party, or not dealing at arm’s length with such “specified shareholder” of a Loan Party.

Schedule 1.1 to the Credit Agreement

“Existing Credit Facilities” means, collectively, (i) the Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011 among Mayor’s Jewelers, Inc. Birks & Mayors Inc. the lenders party thereto and Bank of America, N.A. as administrative agent, as supplemented, amended and restated from time to time, and (ii) the Third Amended and Restated Term Loan Agreement and Security Agreement, dated as of November 21, 2014 among Mayor’s Jewelers, Inc., Borrower, the lenders party thereto and Crystal Financial LLC, as administrative agent and collateral agent, as supplemented, amended and restated from time to time.

“Extraordinary Advances” has the meaning specified therefor in Section 2.3(d)(iii) of the Agreement.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of the Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three Federal funds brokers of recognized standing selected by it.

“Fee Letter” means that certain fee letter, dated as of even date with the Agreement, among Borrower and Agent, in form and substance reasonably satisfactory to Agent, as amended, restated or supplemented from time to time.

“Financial Officer” means the (i) chairman of the board, (ii) president, (iii) chief executive officer, (iv) treasurer, (v) chief financial officer, (vi) director of financial planning and reporting or (vii) director, financial controller, in each case, of Borrower or, if the context requires, a Loan Party.

“Fiscal Month” means each month ending on the last Saturday of each month other than in the case of a 53 week year, in which case two of the Fiscal Months in such Fiscal Year may end on a different day).

“Fiscal Quarter” means each of the three month periods ending on the last Saturday of each of March, June, September and December of any year (other than in the case of a 53 week year, in which case one of the Fiscal Quarters in such Fiscal Year may end on a different day).

“Fiscal Year” means the twelve month period ending on the last Saturday of March of any year.

Schedule 1.1 to the Credit Agreement

“Fixed Charge Condition” means, (a) with respect to any proposed Restricted Payment, and, where applicable, any prepayment of Indebtedness, Borrower and its Subsidiaries would have a Fixed Charge Coverage Ratio on a pro forma basis after giving effect to such Restricted Payment or prepayment (with such prepayment being treated as a component of Consolidated Fixed Charges for purposes of this definition) of equal to or greater than 1.1 to 1.0 for the most recently ended 12-month period immediately prior to the proposed date of consummation of such proposed Restricted Payment, or prepayment of Indebtedness for which Agent has received financial statements required to be delivered under Section 5.1; and (b) with respect to any proposed Acquisition, the Fixed Charge Acquisition Condition has been satisfied.

“Fixed Charge Acquisition Condition” means, with respect to any proposed Acquisition, Borrower has provided Agent with written confirmation, supported by reasonably detailed calculations, that on a pro forma basis (including pro forma adjustments (including, without limitation, Restructuring and Integration Costs) arising out of events which are directly attributable to such proposed Acquisition, are factually supportable, and are expected to have a continuing impact, in each case, determined as if the combination had been accomplished at the beginning of the relevant period; such eliminations and inclusions to be mutually and reasonably agreed upon by Administrative Borrower and Agent) created by adding the historical combined financial statements of Borrower (including the combined financial statements of any other Person or assets that were the subject of a prior Permitted Acquisition during the relevant period) to the historical consolidated financial statements of the Person to be acquired (or the historical financial statements related to the assets to be acquired) pursuant to the proposed Acquisition, Borrower and its Subsidiaries would have a Fixed Charge Coverage Ratio of greater than 1.0 to 1.0 for the most recently ended 12-month period immediately prior to the proposed date of consummation of such proposed Acquisition for which Agent has received financial statements, and;.

“Fixed Charge Coverage Ratio” means, with respect to any fiscal period and with respect to Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP, the ratio of (a) Consolidated EBITDA for such period minus (i) Capital Expenditures made (to the extent not already incurred in a prior period) or incurred during such period (to the extent such Capital Expenditures are not financed with proceeds of Indebtedness (other than Revolving Loans) or Equity Interests), (ii) all federal, provincial, state and local income and capital Taxes paid in cash during such period and (iii) all Restricted Payments paid in cash or Cash Equivalents during such period to (b) Consolidated Fixed Charges for such period. Notwithstanding the foregoing, the amount of Capital Expenditures and Taxes for the fiscal months ending prior to the date of this Agreement and used in calculating the Fixed Charge Coverage Ratio for the applicable twelve fiscal month period after such date shall be in amounts agreed by the Agent and Borrower.

“Flow of Funds Agreement” means a flow of funds agreement, dated as of even date herewith, in form and substance reasonably satisfactory to Agent, executed and delivered by each Loan Party and Agent.

“Foreign Lender” means any Lender or Participant that is not resident in Canada (within the meaning of the Income Tax Act (Canada) for the purposes of Part XIII of the Income Tax Act (Canada).

“Funding Date” means the date on which a Borrowing occurs.

Schedule 1.1 to the Credit Agreement

“Funding Losses” has the meaning specified therefor in Section 2.12(b)(ii) of the Agreement.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied, provided that Borrower shall be entitled to elect by notice to Agent and subject to Section 1.2 and such amendments to this Agreement as the Agent may reasonably require to reflect the implementation of such election, Canadian accounting standards for private enterprises or International Financial Reporting Standards, in each case, as set out in the Chartered Professional Accountants Canada Handbook – Accounting.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantor” means (a) as of the Closing Date, CGS and (b) thereafter, each Subsidiary of Borrower that is or becomes a guarantor of all or any part of the Obligations. For certainty, CGS USA and Birks Jewellers Limited, Borrower’s Hong Kong Subsidiary, shall not be required to be a Guarantor.

“Hazardous Materials” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement.

Schedule 1.1 to the Credit Agreement

“Hedge Obligations” means any and all obligations or liabilities, whether absolute or contingent, due or to become due, now existing or hereafter arising, of any Loan Party arising under, owing pursuant to, or existing in respect of Hedge Agreements entered into with one or more of the Hedge Providers.

“Hedge Provider” means any Lender or any of its Affiliates; provided, that no such Person (other than Wells Fargo or its Affiliates) shall constitute a Hedge Provider unless and until Agent receives a Bank Product Provider Agreement from such Person with respect to the applicable Hedge Agreement within 10 days after the execution and delivery of such Hedge Agreement with Borrower or any of its Subsidiaries; provided further, that if, at any time, a Lender ceases to be a Lender under the Agreement, then, from and after the date on which it ceases to be a Lender thereunder, neither it nor any of its Affiliates shall constitute Hedge Providers and the obligations with respect to Hedge Agreements entered into with such former Lender or any of its Affiliates shall no longer constitute Hedge Obligations.

“Hedge Termination Value” means, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedging Agreements, (a) for any date on or after the date such Hedging Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreements (which may include a Lender or any Affiliate or branch of a Lender).

“Increase” has the meaning specified therefor in Section 2.16.

“Increase Date” has the meaning specified therefor in Section 2.16.

“Indebtedness” as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and payable in accordance with customary trade practices to the extent not overdue by more than 90 days from the date of the original invoice therefor and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses, but including, for the avoidance of doubt, obligations in respect of credit cards, credit card processing services, debit cards, stored value cards and commercial cards (including so-called “commercial cards”, “procurement cards” or “p-cards”), and any earn-out or similar obligations to the extent required to be recognized as a liability on the balance sheet of such Person under GAAP, (f) all monetary obligations of such Person owing under Hedge

Schedule 1.1 to the Credit Agreement

Agreements (which amount shall be calculated based on the Hedge Termination Value as of the date of determination), (g) any Disqualified Equity Interests of such Person, and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guarantee or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non-recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3 of the Agreement.

“Indemnified Person” has the meaning specified therefor in Section 10.3 of the Agreement.

“Information Certificate” means a certificate in the form of Exhibit I-1 to the Agreement.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by, or on account of or with respect to any obligation of, any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Insolvency Laws” means, collectively, (i) the Bankruptcy Code, (ii) the Bankruptcy and Insolvency Act (Canada), (iii) the Companies’ Creditors Arrangement Act (Canada), (iv) the Winding-Up and Restructuring Act (Canada), (v) corporate statutes to the extent such statute is used by a Person to propose an arrangement involving the compromise of the claims of creditors; and (vi) any similar legislation in a relevant jurisdiction, in each case as applicable and as in effect from time to time.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any Insolvency Law or under any other provincial, state or federal bankruptcy or insolvency law, each as now and hereafter in effect, any successors to such statutes, and any similar laws in any jurisdiction including, without limitation, any laws relating to assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief and any law permitting a debtor to obtain a stay or a compromise of the claims of its creditors.

“Intercompany Subordination Agreement” means an intercompany subordination agreement executed and delivered by Borrower, each other Loan Party, certain other Subsidiaries of Borrower and Agent, the form and substance of which is reasonably satisfactory to Agent concurrently with the making of the first intercompany advance to, or other Investment in, Borrower or another Loan Party by a Loan Party or other Subsidiary of Borrower.

Schedule 1.1 to the Credit Agreement

“Interest Period” means, (a) with respect to each LIBOR Rate Loan, a period commencing on the date of the making of such LIBOR Rate Loan (or the continuation of a LIBOR Rate Loan or the conversion of a Base Rate Loan to a LIBOR Rate Loan) and ending 1, 2, 3, or, subject to availability, 6 months thereafter and (b) with respect to each CDOR Rate Loan, a period commencing on the date of the making of such CDOR Rate Loan (or the continuation of a CDOR Rate Loan or the conversion of a Base Rate Loan to a CDOR Rate Loan) and ending 1, 2, 3, or, subject to availability, 6 months thereafter; provided, that for both LIBOR Rate Loans and CDOR Rate Loans, (i) interest shall accrue at the applicable rate based upon the LIBOR Rate or CDOR Rate, as applicable, from and including the first day of each Interest Period to, but excluding, the day on which any Interest Period expires and (ii) Borrower may not elect an Interest Period which will end after the Maturity Date; provided, further, that for LIBOR Rate Loans (but not CDOR Rate Loans) (A) any Interest Period that would end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day and (B) with respect to an Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), the Interest Period shall end on the last Business Day of the calendar month that is 1, 2, 3, or, subject to availability, 6 months after the date on which the Interest Period began, as applicable.

“Inventory” means inventory (as that term is defined in the PPSA).

“Inventory Net Recovery Percentage” means, as of any date of determination for each Eligible Inventory Category, the percentage of the cost of Borrower’s Inventory that is estimated to be recoverable in an orderly liquidation of such Inventory net of all associated costs and expenses of such liquidation, such percentage to be determined as to each category of Inventory and to be as specified in the most recent appraisal received by Agent from an appraisal company selected by Agent.

“Inventory Reserves” means, as of any date of determination, (a) Landlord Reserves, and (b) those Reserves that Agent deems necessary or appropriate, in its Permitted Discretion and subject to Section 2.1(c), to establish and maintain (including Reserves for slow moving Inventory and Inventory shrinkage) with respect to Eligible Inventory.

“Investment” means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, capital contributions (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts receivable arising in the ordinary course of business), or assumption, purchase or other acquisitions of Indebtedness, Equity Interests (including any partnership or joint venture interest), the acquisition of all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto (net of all returns on such Investments except with respect to Permitted Acquisitions; provided that the amount of such returns shall be disregarded for purposes of calculating capacity under any cap or basket with respect to Investments to the extent in excess of such cap or basket), without any adjustment for increases or decreases in value, or write-ups, write-downs, or write-offs with respect to such Investment.

Schedule 1.1 to the Credit Agreement

“IRC” means the Internal Revenue Code of 1986, as in effect from time to time.

“ISP” means, with respect to any Letter of Credit, the International Standby Practices 1998 (International Chamber of Commerce Publication No. 590) and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Letter of Credit is issued.

“Issuer Document” means, with respect to any Letter of Credit, a letter of credit application, a letter of credit agreement, or any other document, agreement or instrument entered into (or to be entered into) by Borrower in favor of Issuing Lender and relating to such Letter of Credit.

“Issuing Lender” means WF Canada or any other Lender that, at the request of Administrative Borrower and with the consent of Agent, agrees, in such Lender’s sole discretion, to become an Issuing Lender for the purpose of issuing Letters of Credit or, if WF Canada is the Issuing Lender, shall include WF Canada, to the extent applicable, represented by or acting for, through or on behalf of an Underlying Issuer in its capacity as an issuer of Letters of Credit hereunder. For avoidance of doubt, no Issuing Lender other than WF Canada may issue a Reimbursement Undertaking without Agent’s prior written consent.

“Landlord Reserve” means, as to each location at which Borrower has Inventory (other than store locations) or books and records located and as to which a Collateral Access Agreement has not been received by Agent, a reserve in an amount equal to the greater of (a) the number of months’ rent for which the landlord will have, under applicable law, a Lien in the Inventory of Borrower to secure the payment of rent or other amounts under the lease relative to such location, or (b) 3 months’ rent under the lease relative to such location.

“Lender” has the meaning set forth in the preamble to the Agreement, shall include Issuing Lender and Swing Lender, and shall also include any other Person made a party to the Agreement pursuant to the provisions of Section 13.1 of the Agreement and “Lenders” means each of the Lenders or any one or more of them.

“Lender Group” means each of the Lenders (including Issuing Lender and Swing Lender) and Agent, or any one or more of them.

“Lender Group Expenses” means all (a) costs or expenses (including Taxes and insurance premiums) required to be paid by Borrower or any of its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) reasonable and documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with Borrower and its Subsidiaries under any of the Loan Documents, including, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent’s reasonable and customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to Borrower or its Subsidiaries, (d) Agent’s reasonable and customary fees and charges (as adjusted

Schedule 1.1 to the Credit Agreement

from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of Borrower (whether by wire transfer or otherwise), together with any reasonable and documented out-of-pocket costs and expenses incurred in connection therewith, (e) reasonable and customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable and documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation provided in Section 2.10(c) of the Agreement, (h) Agent’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) relative to third party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent’s Liens in and to the Collateral, or the Lender Group’s relationship with Borrower or any of its Subsidiaries, (i) Agent’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable and documented out-of-pocket costs and expenses relative to the rating of the Revolving Loans or the Revolver Commitments, CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent’s and each Lender’s reasonable and documented out-of-pocket costs and expenses (including lawyers, accountants, consultants, and other advisors fees and expenses (limited in the case of lawyers to one law firm for Agent (and such other specialty counsel or local counsel as Agent reasonably elects to employ) and (absent any additional counsel as may be needed based on conflicts of interest) one law firm for the Lenders (in the aggregate) other than the Agent)) incurred in terminating, enforcing (including lawyers, accountants, consultants, and other advisors fees and expenses (limited in the case of lawyers to one law firm for Agent (and such other specialty counsel or local counsel as Agent reasonably elects to employ) and (absent any additional counsel as may be needed based on conflicts of interest) one law firm for the Lenders (in the aggregate) other than the Agent) incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning Borrower or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral.

“Lender Group Representatives” has the meaning specified therefor in Section 17.9 of the Agreement.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, lawyers, and agents.

“Letter of Credit” means a letter of credit issued by Issuing Lender or Underlying Issuer for the account of Borrower.

Schedule 1.1 to the Credit Agreement

“Letter of Credit Collateralization” means with respect to the Letter of Credit Obligations either (a) providing cash collateral in the Applicable Currency (pursuant to documentation reasonably satisfactory to Agent, including provisions that specify that the applicable Letter of Credit Fees and all commissions, fees, charges and expenses provided for in the Agreement (including any fronting fees) will continue to accrue while the applicable Letters of Credit are outstanding) to be held by Agent for the benefit of the applicable Revolving Lenders in an amount equal to 108% of the then existing Letter of Credit Usage relating to US Dollar-denominated Letters of Credit, 103% of then existing Letter of Credit Usage relating to Canadian Dollar-denominated Letters of Credit, (b) delivering to Agent documentation executed by all beneficiaries under the applicable Letters of Credit, in form and substance reasonably satisfactory to Agent and the applicable Issuing Lender, terminating all of such beneficiaries’ rights under the Letters of Credit, or (c) providing Agent with a standby letter of credit, in form and substance reasonably satisfactory to Agent in the Applicable Currency, from a commercial bank acceptable to Agent (in its sole discretion) in an amount equal to 108% of the then existing Letter of Credit Usage relating to US Dollar-denominated Letters of Credit, 108% of the then existing Letter of Credit Usage relating to Canadian Dollar-denominated Letters of Credit, (it being understood that the applicable Letter of Credit Fee and all fronting fees set forth in the Agreement will continue to accrue while the applicable Letters of Credit are outstanding and that any such fees that accrue must be an amount that can be drawn under any such standby letter of credit).

“Letter of Credit Disbursement” means a payment made by Issuing Lender pursuant to a Letter of Credit or a Reimbursement Undertaking.

“Letter of Credit Exposure” means, as of any date of determination with respect to any Lender, such Lender’s Pro Rata Share of the Letter of Credit Usage on such date (including such Lender’s Pro Rata Share of Reimbursement Undertakings on such date).

“Letter of Credit Fee” has the meaning specified therefor in Section 2.6(b) of the Agreement.

“Letter of Credit Indemnified Costs” means any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable documented fees and disbursements of lawyers or experts, and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of the indemnification set forth in Section 2.11 (as and when they are incurred and irrespective of whether suit is brought), which may be incurred by or awarded against any Letter of Credit Related Person (other than Taxes, which shall be governed by Section 16) in connection with any Letter of Credit.

“Letter of Credit Obligations” means the obligation of Borrower to reimburse Issuing Lender for amounts paid pursuant to Letters of Credit.

“Letter of Credit Related Person” means each member of the Lender Group (including each of each Issuing Lender and its branches, Affiliates, and correspondents and Underlying Issuer and its branches, Affiliates and correspondents) and each such Person’s respective directors, officers, employees, lawyers and agents.

Schedule 1.1 to the Credit Agreement

“Letter of Credit Usage” means, as of any date of determination, the aggregate undrawn amount of all outstanding Letters of Credit.

“LIBOR Rate” means the rate per annum for Dollar ICE LIBOR deposits as reported on Macro*World’s (https://capitalmarkets.mworld.com) Interest Rates page (or any successor page) 2 Business Days prior to the commencement of the requested Interest Period, for a term, and in an amount, comparable to the Interest Period and the amount of the LIBOR Rate Loan requested (whether as an initial LIBOR Rate Loan or as a continuation of a LIBOR Rate Loan or as a conversion of a Base Rate Loan in US Dollars to a LIBOR Rate Loan) by Borrower in accordance with the Agreement (and, if any such rate is below zero, the LIBOR Rate shall be deemed to be zero), which determination shall be made by Agent and shall be conclusive in the absence of manifest error.

“LIBOR Rate Loan” means each portion of the Revolving Loans denominated in US Dollars that bears interest at a rate determined by reference to the LIBOR Rate.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, hypothec or other security arrangement and any other preference, priority, or preferential arrangement in the nature of a security interest of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

“Line Cap” means, as at the date of determination, the lesser of (a) the Maximum Credit Amount; and (b) the Borrowing Base as of such date.

“Loan” means any Revolving Loan, (including any Swing Loan or Extraordinary Advance) made (or to be made) hereunder.

“Loan Account” means the US Loan Account or the Canadian Loan Account, as context requires.

“Loan Documents” means the Agreement, the Control Agreements, any Borrowing Base Certificate, the Fee Letter, the Credit Card Notifications, the Intercompany Subordination Agreements, any Issuer Documents, the Letters of Credit, the Mortgages, the Canadian Security Documents, any guaranties executed by any Loan Party, any note or notes executed by Borrower in connection with the Agreement and payable to any member of the Lender Group, and any other instrument or agreement entered into, now or in the future, by any Loan Party or any of its Subsidiaries and any member of the Lender Group in connection with the Agreement.

“Loan Party” means Borrower or any Guarantor.

“Management Agreement” means that certain Management Consulting Services Agreement, dated as of November 20, 2015, between Borrower and Gestofi S.A., in each case, as such agreement may be amended from time to time in accordance with the terms hereof and the Management Subordination Agreement.

Schedule 1.1 to the Credit Agreement

“Management Debt” means collectively, all obligations (including, without limitation, retainer fees and indemnification expenses) of Borrower to Gestofi S.A. pursuant to the Management Agreement.

“Management Subordination Agreement” means that certain Management Subordination Agreement, dated as of the Closing Date, among Borrower, Gestofi S.A. and Agent, in each case, as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of Agent.

“Margin Stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States as in effect from time to time.

“Material Adverse Effect” means (a) a material adverse effect in the business, operations, assets, liabilities or financial condition of Loan Parties, taken as a whole, (b) a material impairment of Loan Parties’ ability to perform their payment or other material obligations under the Loan Documents to which they are parties or of the Lender Group’s ability to enforce the Obligations or realize upon a material portion of the Collateral (other than as a result of an action taken or not taken that is solely in the control of Agent), or (c) a material impairment of the enforceability or priority of Agent’s Liens with respect to all or a material portion of the Collateral.

“Material Contract” means any agreement or arrangement to which any Loan Party or any of its Subsidiaries is party (other than the Loan Documents) (a) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect or (b) that relates to Indebtedness in an aggregate amount of the Canadian Dollar Equivalent of $2,500,000 or more. Notwithstanding anything to the contrary contained in this Agreement, the term “Material Contract” shall include, for all purposes, each of the following: (i) the Quebec Subordinated Debt Documents, (ii) the Rolex Canada Documents, (iii) the Montrovest Debt Documents, (iv) the Management Agreement; (v) any Additional Subordinated Debt Documents; and (v) the Closing Date US Divestiture Agreements.

“Maturity Date” means October 21, 2022.

“Maximum Credit Amount” means $85,000,000, as permanently decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of the Agreement or increased by the amount of any Increase made in accordance with Section 2.16 of the Agreement.

“Montrovest Debt” means all Indebtedness owing to Montrovest B.V. under the Montrovest Debt Documents that constitutes Permitted Indebtedness.

“Montrovest Debt 2017” means Montrovest Debt incurred by the Borrower to Montrovest B.V. as of July 28, 2017 to the extent such Indebtedness constitutes Permitted Indebtedness in an aggregate principal amount equal to US$2,500,000.

“Montrovest Debt Documents” means, collectively, (i) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between Borrower and Montrovest B.V., (original principal amount of US$2,000,000), (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between Borrower and Montrovest B.V., (original principal amount of US$3,000,100), (iii) the Loan Agreement executed on July 28, 2017, with effect as of July 20, 2017 by and between Borrower and Montrovest B.V. and (iv) any other loan agreement entered into by and between Borrower and Montrovest B.V.; provided that any such other loan agreement shall be in form, scope and substance and on terms satisfactory to Agent and the Required Lenders and shall be subject to the Montrovest Subordination Agreement.

Schedule 1.1 to the Credit Agreement

“Montrovest Subordination Agreement” means collectively, (i) Section 5.6 of the Montrovest Debt Documents referred to in clauses (i) and (ii) of the definition of “Montrovest Debt Documents”, and (ii) the Amended and Restated Postponement and Subordination Agreement, dated as of the Closing Date, among the Borrower, Montrovest B.V., in each case as hereafter amended, restated, supplemented or otherwise modified with the consent of Agent and the Required Lenders.

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents.

“Mortgages” means, individually and collectively, one or more mortgages, deeds of trust, or deeds to secure debt, executed and delivered by Borrower or one of its Subsidiaries in favor of Agent, in form and substance reasonably satisfactory to Agent, that encumber the Real Property Collateral, if any.

“Non-Base Rate” means the CDOR Rate; provided, that with respect to Obligations denominated in US Dollars, Non-Base Rate means the LIBOR Rate.

“Non-Base Rate Deadline” has the meaning specified therefor in Section 2.12(b)(i) of the Agreement.

“Non-Base Rate Loan” means a Revolving Loan that bears interest at a rate determined by reference to the applicable Non-Base Rate.

“Non-Base Rate Margin” has the meaning set forth in the definition of Applicable Margin.

“Non-Base Rate Notice” means a written notice in the form of Exhibit N-1 to the Agreement.

“Non-Base Rate Option” has the meaning specified therefor in Section 2.12(a) of the Agreement.

“Non-Consenting Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement.

“Non-Defaulting Lender” means each Lender other than a Defaulting Lender.

Schedule 1.1 to the Credit Agreement

“Obligations” means (a) all loans (including the Revolving Loans (inclusive of Extraordinary Advances and Swing Loans)), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), reimbursement or indemnification obligations with respect to Letters of Credit (irrespective of whether contingent), premiums, liabilities (including all amounts charged to the Loan Account pursuant to the Agreement), obligations (including indemnification obligations) of any Loan Party, fees (including the fees provided for in the Fee Letter) of any Loan Party, Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding) of any Loan Party, guaranties of any Loan Party, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by the Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Loan Party is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents, (b) all debts, liabilities, or obligations (including reimbursement obligations, irrespective of whether contingent) owing by Borrower or any other Loan Party to Issuing Lender now or hereafter arising from or in respect of a Letters of Credit, and (c) all Bank Product Obligations; provided, that Obligations shall not include Excluded Swap Obligations. Without limiting the generality of the foregoing, the Obligations under the Loan Documents include the obligation to pay (i) the principal of the Revolving Loans, (ii) the interest accrued on the Revolving Loans, (iii) the amount necessary to reimburse Issuing Lender for amounts paid or payable pursuant to Letters of Credit, (iv) letter of credit commissions, charges, expenses, and fees, in each case in respect of Letters of Credit (v) Lender Group Expenses of any Loan Party, (vi) fees payable by any Loan Party under the Agreement or any of the other Loan Documents, and (vii) indemnities and other amounts payable by any Loan Party under any Loan Document (excluding Excluded Swap Obligations). Any reference in the Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Onset Permitted Sale Leaseback Transactions” means the sale and leaseback of the Property (as such term is defined in the Onset Sale Leaseback Agreement).

“Onset Sale Leaseback Agreement” means the sale and leaseback agreement dated as of March 15, 2017 among, inter alios, Borrower and Onset Financial, Inc.

“Originating Lender” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Other Taxes” has the meaning specified therefor in Section 16.1(a) of the Agreement.

“Overadvance” means, as of any date of determination, that the Revolver Usage is greater than any of the limitations set forth in Section 2.1 or Section 2.11.

Schedule 1.1 to the Credit Agreement

“Participant” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Participant Register” has the meaning set forth in Section 13.1 of the Agreement.

“Patriot Act” has the meaning specified therefor in Section 4.13 of the Agreement.

“Permitted Acquisition” means any Acquisition after the Closing Date by a Borrower or another Loan Party so long as:

(a) no Default or Event of Default shall have occurred and be continuing or would result from the consummation of the proposed Acquisition and the proposed Acquisition is consensual,

(b) the purchase consideration payable in respect of all Permitted Acquisitions (including the proposal acquisition and deferred payment obligations) shall not exceed $10,000,000 in the aggregate during the term of this Agreement,

(c) Borrower has provided Agent with its due diligence package relative to the proposed Acquisition, including forecasted balance sheets, profit and loss statements, and cash flow statements of the Person or assets to be acquired, all prepared on a basis consistent with such Person’s (or assets’) historical financial statements, together with appropriate supporting details and a statement of underlying assumptions for the 1 year period following the date of the proposed Acquisition, on a quarter by quarter basis), in form and substance (including as to scope and underlying assumptions) reasonably satisfactory to Agent,

(d) Borrower shall have demonstrated, after giving effect to the consummation of such proposed Acquisition, satisfaction of the applicable Restricted Payment Conditions,

(e) Borrower has provided Agent with written notice of the proposed Acquisition at least 5 Business Days prior to the anticipated closing date of the proposed Acquisition and, not later than 5 Business Days prior to the anticipated closing date of the proposed Acquisition, copies of the acquisition agreement and other material documents relative to the proposed Acquisition, which agreement and documents must be reasonably acceptable to Agent,

(f) the assets being acquired (other than a de minimis amount of assets in relation to Borrower’s and its Subsidiaries’ total assets), or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, the business of Borrower and its Subsidiaries or a business reasonably related thereto,

(g) the assets being acquired (other than a de minimis amount of assets in relation to the assets being acquired) are located within the United States or Canada, or the Person whose Equity Interests are being acquired is organized in a jurisdiction located within the United States or Canada,

(h) the subject assets or Equity Interests, as applicable, are being acquired directly by a Borrower or one of its Subsidiaries that is a Loan Party, and, in connection therewith, the applicable Loan Party shall have complied with Section 5.11 or 5.12 of the Agreement, as applicable, of the Agreement and, in the case of an acquisition of Equity Interests, the applicable Loan Party shall have demonstrated to Agent that the new Loan Parties have received consideration sufficient to make the joinder documents binding and enforceable against such new Loan Parties, and

Schedule 1.1 to the Credit Agreement

(i) Agent shall have received prior to or concurrent with the proposed Acquisition, a certificate signed by an officer of Administrative Borrower certifying compliance with the foregoing conditions.

“Permitted Discretion” means a determination made in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment and made in good faith.

“Permitted Dispositions” means:

(a) sales, abandonment, or other dispositions of Equipment that is substantially worn, damaged, or obsolete or no longer used or useful in the ordinary course of business and leases or subleases of Real Property not useful in the conduct of the business of Borrower and its Subsidiaries,

(b) sales of Inventory to buyers in the ordinary course of business (for avoidance of doubt, excluding sales by a Loan Party to another Loan Party),

(c) the use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms of the Agreement or the other Loan Documents,

(d) the licensing, on a non-exclusive basis, of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business,

(e) the granting of Permitted Liens,

(f) any involuntary loss, damage or destruction of property,

(g) any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property,

(h) (i) the sale or issuance of Qualified Equity Interests of Borrower, (ii) the sale or issuance of any Qualified Equity Interests of Loan Party to another Loan Party, and (iii) the sale or issuance of Equity Interests (other than Disqualified Equity Interests) of any Subsidiary of a Loan Party that is not a Loan Party to a Loan Party or any other Subsidiary of a Loan Party, in each case subject to the terms set forth herein,

(i) (i) the lapse (other than at the end of their respective terms) of registered patents, trademarks, copyrights and other intellectual property of Borrower or any of its Subsidiaries that are, in the reasonable business judgment of such Loan Party, no longer material or no longer used in the business of Borrower or Subsidiary to the extent not economically desirable in the conduct of its business or (ii) the abandonment of patents, trademarks, copyrights, or other intellectual property rights in the ordinary course of business so long as (in each case under clauses (i) and (ii)), (A) with respect to copyrights, such copyrights are not material revenue generating copyrights, and (B) such lapse is not materially adverse to the interests of the Lender Group,

Schedule 1.1 to the Credit Agreement

(j) the making of Restricted Payments that are expressly permitted to be made pursuant to the Agreement,

(k) to the extent constituting dispositions, the making of Permitted Investments that are expressly permitted to be made pursuant to the Agreement.

(l) so long as no Event of Default has occurred and is continuing or would immediately result therefrom, transfers of assets (i) from any Loan Party (other than transfer of Inventory, Accounts and Credit Card Receivables by Borrower) to another Loan Party, (ii) from a Loan Party to Borrower; provided, that the consideration received for such assets to be so disposed is at least equal to the fair market value thereof and (iii) from any Subsidiary of Borrower that is not a Loan Party to any other Subsidiary of Borrower,

(m) cancellations, terminations or surrenders of any lease,

(n) the termination or unwinding of any Hedge Agreement in accordance with its terms,

(o) dispositions by any Subsidiary of its own Equity Interests to qualify directors where required by applicable law,

(p) dispositions permitted by Section 6.3,

(q) dispositions or sales of assets, or sell all of the assets of any division or line of business of Borrower or any of its Subsidiaries, in each case, having a fair market value not in excess of $1,000,000 per Fiscal Year; provided that, in each case, (i) the consideration received for such assets shall be in an amount at least equal to the fair market value thereof; and (ii) at least 75% of the consideration received shall be cash or Cash Equivalents,

(r) grants of licenses with respect to intellectual property, or leases or subleases of other property, in the ordinary course of business which licenses, leases and subleases do not materially interfere with the ordinary conduct of the business of Borrower and its Subsidiaries, taken as a whole;

(s) dispositions of Permitted Factoring Facility Accounts to the extent related to a Permitted Factoring Facility; and

(t) Permitted Sale Leaseback Transactions.

“Permitted Factoring Facility” means an unsecured factoring facility established by the Borrower which provides for the sale of Permitted Factoring Facility Accounts on a non-recourse basis.

Schedule 1.1 to the Credit Agreement

“Permitted Factoring Facility Accounts” shall mean Accounts (whether now existing or arising in the future) which are due to Borrower from Account Debtors located outside of Canada and the United States and which are not otherwise Eligible Accounts.

“Permitted Indebtedness” means:

(a) Indebtedness evidenced by the Agreement or the other Loan Documents,

(b) Indebtedness (including Capital Leases) set forth on Schedule 4.14 to this Agreement and any Refinancing Indebtedness in respect of such Indebtedness,

(c) endorsement for collection, deposit or negotiation and warranties of products or services, in each case incurred in the ordinary course of business,

(d) the Quebec Subordinated Debt in an outstanding amount not to exceed $3,024,918 at any time and solely to the extent that such Indebtedness is subject to the Quebec Subordination Agreement; provided that (i) the Quebec Subordinated Debt Documents shall be in form and substance reasonably satisfactory to the Agent and the Required Lenders and (ii) the Quebec Subordinated Debt shall be subject to the Quebec Subordination Agreement,

(e) the incurrence by Borrower or its Subsidiaries of Indebtedness under Hedge Agreements that are incurred for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with Borrower’s and its Subsidiaries’ operations and not for speculative purposes; provided that the aggregate Hedge Termination Value of Secured Hedging Obligations shall not exceed $5,000,000 at any one time,

(f) Permitted Intercompany Advances,

(g) Indebtedness incurred after the Closing Date in connection with the acquisition, lease or leasing after the Closing Date of any equipment or fixtures by a Loan Party or under any Capital Lease or Permitted Sale Leaseback Transaction, as well as Permitted Purchase Money Indebtedness secured by Purchase Money Liens, provided that the aggregate principal amount of such Indebtedness of the Loan Parties shall not exceed the Canadian Dollar Equivalent of $15,000,000 at any one time,

(h) unsecured Indebtedness constituting the Management Debt to the extent subject to the Management Subordination Agreement,

(i) secured Indebtedness in an aggregate amount not to exceed $20,000,000 at any time, provided that that (a) such Indebtedness is subordinated in right and time of payment to the Obligations and in Lien priority to the Agent’s Liens on terms and conditions satisfactory to the Agent and Required Lenders; and (b) the Restricted Payment Conditions are satisfied at the time of the incurrence of such Indebtedness;

(j) Additional Subordinated Debt incurred by Borrower or any of its Subsidiaries in an aggregate outstanding amount not to exceed $15,000,000 at any one time; and

(k) Indebtedness under any Permitted Factoring Facility.

Schedule 1.1 to the Credit Agreement

“Permitted Intercompany Advances” means loans and other Investments made by (a) a Loan Party to another Loan Party, (b) a Subsidiary of Borrower that is not a Loan Party to another Subsidiary of Borrower that is not a Loan Party, (c) a Subsidiary of Borrower that is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement, (d) to the extent permitted by Section 4.28, advances made by Borrower to CGS US for the purposes permitted thereunder and (e) except as otherwise permitted under paragraph (d) hereof, Loan Parties to Subsidiaries of Borrower that are not Loan Parties in an aggregate outstanding amount not to exceed $50,000.

“Permitted Investments” means:

(a) Investments in cash and Cash Equivalents,

(b) Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business,

(c) advances or extensions of credit made in connection with purchases of goods or services in the ordinary course of business,

(d) Investments received in settlement of amounts due to any Loan Party or any of its Subsidiaries effected in the ordinary course of business or owing to any Loan Party or any of its Subsidiaries as a result of Insolvency Proceedings involving an Account Debtor or upon the foreclosure or enforcement of any Lien in favor of a Loan Party or any of its Subsidiaries,

(e) Investments owned by any Loan Party or any of its Subsidiaries on the Closing Date and set forth on Schedule P-1 to the Agreement and any modification, replacement, renewal or extension thereof; provided that the amount of the original Investment under this clause (e) is not increased except by the terms of such Investment or as otherwise permitted pursuant to the definition of Permitted Investments,

(f) (i) guarantees permitted under the definition of Permitted Indebtedness, and (ii) other guarantees entered into in the ordinary course of business in respect of real property leases so long as such guarantees under this clause (ii), if made by a Loan Party, are in respect of obligations of another Loan Party,

(g) Permitted Intercompany Advances,

(h) Equity Interests or other securities acquired in connection with the satisfaction or enforcement of Indebtedness or claims due or owing to a Loan Party or any of its Subsidiaries (in bankruptcy of customers or suppliers or otherwise outside the ordinary course of business) or as security for any such Indebtedness or claims,

(i) deposits of cash made to secure performance of operating leases, utilities, and other similar deposits in the ordinary course of business,

(j) Permitted Acquisitions,

Schedule 1.1 to the Credit Agreement

(k) Investments resulting from entering into (i) Bank Product Agreements, or (ii) agreements relative to Indebtedness that is permitted under clause (e) of the definition of Permitted Indebtedness,

(l) equity Investments by any Loan Party in any Subsidiary of such Loan Party which is required by law to maintain a minimum net capital requirement or as may be otherwise required by applicable law,

(m) Investments held by a Person acquired in a Permitted Acquisition to the extent that such Investments were not made in contemplation of or in connection with such Permitted Acquisition and were in existence on the date of such Permitted Acquisition,

(n) Investments consisting of non-cash consideration received in connection with Permitted Dispositions,

(o) non-cash loans and advances to employees, officers, and directors of Borrower or any of its Subsidiaries for the purpose of purchasing Equity Interests in Borrower so long as the proceeds of such loans are used in their entirety to purchase such Equity Interests in Borrower, and (ii) loans and advances to employees and officers of Borrower or any of its Subsidiaries in the ordinary course of business for any other business purpose and in an aggregate amount not to exceed $200,000 at any one time,

(p) so long as no Event of Default has occurred and is continuing or would result therefrom, any other Investments in an aggregate amount not to exceed $1,000,000 during the term of the Agreement,

(q) Investments (other than Acquisitions) made by a Borrower or a Subsidiary thereof made solely with cash proceeds received by Borrower and contributed to Borrower or Subsidiary substantially concurrently with the making of such Investments in connection with the issuance of Equity Interests (other than Disqualified Equity Interests) of Borrower, and

(r) Investments by a Borrower or its Subsidiaries held by a Person that becomes a Subsidiary (or is merged, amalgamated or consolidated with or into a Borrower or a Subsidiary) pursuant to Section 6.9 after the Closing Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation.

“Permitted Liens” means:

(a) Liens granted to, or for the benefit of, Agent to secure the Obligations,

(b) Liens or claims for unpaid Taxes that either (i) are not yet delinquent, or (ii) do not have priority over Agent’s Liens and the underlying Taxes are the subject of Permitted Protests,

(c) judgment Liens arising solely as a result of the existence of judgments, orders, requirements to pay or awards that do not constitute an Event of Default under Section 8.3 of the Agreement,

Schedule 1.1 to the Credit Agreement

(d) Liens set forth on Schedule P-2 to the Agreement; provided, that to qualify as a Permitted Lien, any such Lien described on Schedule P-2 to the Agreement shall only secure the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof,

(e) the interests of lessors under operating leases and non-exclusive licensors under license agreements,

(f) Capital Leases and other Permitted Purchase Money Indebtedness described in paragraph (g) of the definition of Permitted Indebtedness so long as (i) such Lien qualifies as a Purchase Money Lien under the terms of this Agreement;

(g) Liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money, and which Liens either (i) are for sums not yet delinquent, or (ii) are the subject of Permitted Protests,

(h) Liens on amounts deposited to secure a Borrower’s or any of its Subsidiaries’ obligations in connection with workers’ compensation or other unemployment insurance,

(i) Liens on amounts deposited to secure a Borrower’s or any of its Subsidiaries’ obligations in connection with the making or entering into of bids, tenders, or leases in the ordinary course of business and not in connection with the borrowing of money,

(j) Liens on amounts deposited to secure a Borrower’s or any of its Subsidiaries’ reimbursement obligations with respect to surety or appeal bonds obtained in the ordinary course of business,

(k) with respect to any Real Property, easements, rights of way, and zoning restrictions that do not materially interfere with or impair the use or operation thereof,

(l) non-exclusive licenses of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business,

(m) Liens that are replacements of Permitted Liens to the extent that the original Indebtedness is the subject of permitted Refinancing Indebtedness and so long as the replacement Liens only encumber those assets that secured the original Indebtedness,

(n) rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such Deposit Accounts in the ordinary course of business,

(o) Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the definition of Permitted Indebtedness,

Schedule 1.1 to the Credit Agreement

(p) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

(q) Liens solely on any cash earnest money deposits made by Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to a Permitted Acquisition,

(r) Liens assumed by Borrower or any of its Subsidiaries in connection with a Permitted Acquisition that secure Acquired Indebtedness,

(s) Liens arising from precautionary PPSA financing statements or similar filings made in respect of operating leases entered into by any Loan Party,

(t) Leases or subleases granted to others not interfering in any material respect with the business of Borrower and its Subsidiaries, taken as a whole,

(u) security deposits to public utilities or to any municipalities or Governmental Authorities or other public authorities when required by the utilities, municipalities or Governmental Authorities or other public authorities in connection with the supply of services or utilities,

(v) Liens arising out of any conditional sale, title retention, consignment or other similar arrangement for the sale of goods in the ordinary course of business entered into by Borrower or its Subsidiaries in the ordinary course of business to the extent such Liens secure only the unpaid purchase price for such goods and related expenses do not attach to any assets other than the goods subject to such arrangements and not otherwise prohibited by this Agreement so long as any Inventory or Accounts of Borrower subject to such Liens are reported as ineligible on the relevant Borrowing Base Certificate,

(w) the Rolex Canada Liens and any Liens in favor of Rolex Canada Ltd. to the extent constituting valid and Purchase Money Liens in accordance with Applicable Law and subject to the Rolex Canada Subordination Agreement, to the extent applicable,

(x) Liens securing the Quebec Subordinated Debt permitted pursuant to paragraph (d) of the definition of Permitted Indebtedness, provided that such Liens shall, at all times be, subordinate and junior in priority to the Liens securing the Obligations pursuant to the Quebec Subordination Agreement,

(y) Liens securing the Permitted Indebtedness described in paragraph (i) of the definition thereof provided that such Liens shall, at all times, be subordinate and junior in priority to the Liens securing the Obligations; and

(z) Liens on Permitted Factoring Facility Assets securing a Permitted Factoring Facility.

“Permitted Protest” means the right of Borrower or any of its Subsidiaries to protest any Lien (other than any Lien that secures some or all of the Obligations), Taxes (other than payroll Taxes or remittances or Taxes that are the subject of a requirement to pay issued by a Canadian Governmental Authority), or rental payment, provided that (a) a reserve with respect to such obligation is established on Borrower’s or the applicable Subsidiary’s books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by Borrower or the applicable Subsidiary, as applicable, in good faith, and (c) Agent is reasonably satisfied that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Agent’s Liens.

Schedule 1.1 to the Credit Agreement

“Permitted Purchase Money Indebtedness” means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred after the Closing Date and at the time of, or within 30 days after, the acquisition of any personal property (other than Inventory) for the purpose of financing all or any part of the acquisition cost thereof, in an aggregate principal amount outstanding at any one time not in excess of the amount permitted under paragraph (g) of the definition of Permitted Indebtedness.

“Permitted Sale Leaseback Transactions” means collectively (a) Sale Leaseback Transactions that constitute Permitted Indebtedness pursuant to paragraph (g) of the definition of Permitted Indebtedness; and (b) Onset Permitted Sale Leaseback Transactions.

“Person” means natural persons, corporations, limited liability companies, unlimited liability corporations, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Platform” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“PLCW Accounts” means Accounts due on the private label credit card programs and all Accounts due from corporate sales receivables and wholesale receivables, in each case, of Borrower, which (a) are from an Account Debtor acceptable to Agent in its Permitted Discretion and (b) are determined by Agent in its Permitted Discretion to be eligible for inclusion in Eligible Accounts in an amount reflecting Agent’s estimate of the net recovery on such Accounts on a forced liquidation basis, based upon the most recent appraisal of such Accounts undertaken at the request of Agent .

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided, however, if attachment, perfection or priority of Agent’s Lien on any Collateral are governed by the personal property security laws of any jurisdiction in Canada other than the laws of the Province of Ontario, “PPSA” means those personal property security laws in such other jurisdiction in Canada (including the Civil Code of Quebec) for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Projections” means Borrower’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with Borrower’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions, together with projections of monthly Excess Availability for the relevant period.

Schedule 1.1 to the Credit Agreement

“Pro Rata Share” means, as of any date of determination:

(a) with respect to a Lender’s obligation to make all or a portion of the Revolving Loans, with respect to such Lender’s right to receive payments of interest, fees, and principal with respect to the Revolving Loans, and with respect to all other computations and other matters related to the Revolver Commitments or the Revolving Loans, the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender by (ii) the aggregate Revolving Loan Exposure of all Lenders,

(b) with respect to a Lender’s obligation to participate in the Letters of Credit, with respect to such Lender’s obligation to reimburse Issuing Lender, and with respect to such Lender’s right to receive payments of Letter of Credit Fees, and with respect to all other computations and other matters related to the Letters of Credit, the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender by (ii) the aggregate Revolving Loan Exposure of all Lenders; provided, that if all of the Revolving Loans have been repaid in full and all Revolver Commitments have been terminated, but Letters of Credit remain outstanding, Pro Rata Share under this clause shall be determined as if the Revolver Commitments had not been terminated and based upon the Revolver Commitments as they existed immediately prior to their termination, and

(c) with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7 of the Agreement), the Canadian Dollar Equivalent of the percentage obtained by dividing (i) the sum of the Revolving Loan Exposure of such Lender by (ii) the sum of the aggregate Revolving Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.1; provided, that if all of the Loans have been repaid in full, all Letters of Credit have been made the subject of Letter of Credit Collateralization, and all Commitments have been terminated, Pro Rata Share under this clause shall be determined as if the Revolving Loan Exposures had not been repaid, collateralized, or terminated and shall be based upon the Revolving Loan Exposures as they existed immediately prior to their repayment, collateralization, or termination.

“Protective Advances” has the meaning specified therefor in Section 2.3(d)(i) of the Agreement.

“Public Lender” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of related Permitted Purchase Money Indebtedness, provided that such Lien (i) secures an amount not exceeding the lesser of the purchase price of such personal property and the fair market value of such personal property at the time such Lien is taken or reserved, (ii) extends only to such personal property and its proceeds, and (iii) is granted prior to or within 30 days after the purchase of such personal property.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant guarantee, keepwell, or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

Schedule 1.1 to the Credit Agreement

“Qualified Equity Interests” means and refers to any Equity Interests issued by Borrower (and not by one or more of its Subsidiaries) that is not a Disqualified Equity Interest.

“Quebec Security Documents” means, any hypothecs and all other security documents governed by the laws of the Province of Quebec, each in form and substance reasonably satisfactory to Agent, executed and delivered by a Loan Party to the Agent to secure the Obligations, and each as amended, restated, supplemented or modified from time to time.

“Quebec Subordinated Debt” means collectively, (i) all Indebtedness owing to Investissement Québec (successor in interest to La Financière du Québec by virtue of decree 315-2004) under the Quebec Subordinated Debt Documents in the original aggregate maximum principal amount of $19,900,000, of which a balance in the aggregate principal amount not to exceed $3,024,918 remains outstanding as of the Closing Date, and subject to the Quebec Subordination Agreement and (ii) all other Indebtedness owing to Investissement Québec under the Quebec Subordinated Debt Documents or otherwise, in each case, which Indebtedness shall be expressly subordinate to Full Payment of the Obligations pursuant to the Quebec Subordination Agreements.

“Quebec Subordinated Debt Documents” means, collectively, (i) that certain Offre de Prêt (Loan Offer) from Investissement Québec to Borrower on August 30, 2013, in respect of a term loan in the original maximum principal amount of $5,000,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreement, (ii) that certain Offre de Prêt (Loan Offer) from Investissement Québec to the Canadian Borrower on July 25, 2014, in respect of a term loan in the original maximum principal amount of Cdn. $2,000,000, and all security and other accessory documents or instruments thereto at any time, and subject at all times to the Quebec Subordination Agreement and (iii) all other agreements, documents and instruments evidencing all or any portion of the Quebec Subordinated Debt, and subject at all times to the Quebec Subordination Agreement.

“Quebec Subordination Agreement” means the subordination agreement dated as of the Closing Date between Investissement Québec and Agent as the same may hereafter be amended, restated, supplemented or otherwise modified with the consent of Agent.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by Borrower or one of its Subsidiaries and the improvements thereto.

“Real Property Collateral” means (a) the Real Property identified on Schedule R-1 to the Agreement and (b) any Real Property hereafter acquired by any Loan Party with a fair market value in excess of $1,000,000.

“Receivable Reserves” means, as of any date of determination, those reserves that Agent deems necessary or appropriate, in its Permitted Discretion and subject to Section 2.1(c), to establish and maintain (including reserves for Taxes, rebates, discounts, warranty claims, and returns) with respect to the Eligible Accounts.

Schedule 1.1 to the Credit Agreement

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as:

(a) such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b) such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be materially adverse to the interests of the Lenders,

(c) if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness, and

(d) the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

“Register” has the meaning set forth in Section 13.1(h) of the Agreement.

“Registered Loan” has the meaning set forth in Section 13.1(h) of the Agreement.

“Reimbursement Undertaking” has the meaning specified therefor in Section 2.11(a) of the Agreement.

“Related Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Remedial Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions with respect to Hazardous Materials required by Environmental Laws.

Schedule 1.1 to the Credit Agreement

“Replacement Lender” has the meaning specified therefor in Section 2.12(b) of the Agreement.

“Report” has the meaning specified therefor in Section 15.16 of the Agreement.

“Required Lenders” means, at any time, Lenders having or holding more than 50% of the sum of the aggregate Canadian Dollar Equivalent of Revolving Loan Exposure of all Lenders; provided, that (i) the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders, and (ii) at any time there are 2 or more Lenders, “Required Lenders” must include at least 2 Lenders (who are not Affiliates of one another).

“Reserves” means, as of any date of determination, those reserves (other than Receivable Reserves, Bank Product Reserves, Inventory Reserves and Canadian Priority Payable Reserves) that Agent deems necessary or appropriate, in its Permitted Discretion and subject to Section 2.1(c), to establish and maintain (including reserves with respect to (a) sums that Borrower or any of its Subsidiaries are required to pay under any Section of the Agreement or any other Loan Document (such as Taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and has failed to pay, (b) currency fluctuations, (c) gift cards, gift certificates and customer deposits, and (d) amounts owing by Borrower or any of its Subsidiaries to any Person to the extent secured by a Lien on, or trust over, any of the Collateral (other than a Permitted Lien), which Lien, trust or deemed trust, in the Permitted Discretion of Agent likely would have a priority superior to the Agent’s Liens (such as Liens, trusts or deemed trust in favor of landlords, warehousemen, carriers, mechanics, materialmen, laborers, or suppliers, or Liens or trusts for ad valorem, excise, sales, or other Taxes where given priority under applicable law) in and to such item of the Collateral) with respect to the Borrowing Base.

“Restricted Payment” means to (a) declare or pay any dividend or make any other payment or distribution, directly or indirectly, on account of Equity Interests issued by Borrower or any Subsidiary thereof (including any payment in connection with any merger, amalgamation or consolidation involving Borrower or such Subsidiary) or to the direct or indirect holders of Equity Interests issued by Borrower in its capacity as such (other than dividends or distributions payable in Qualified Equity Interests issued by Borrower), or (b) purchase, redeem, make any sinking fund or similar payment, or otherwise acquire or retire for value (including any payment in connection with any merger, amalgamation or consolidation involving Borrower) any Equity Interests issued by Borrower, (c) make any payment to retire, or to obtain the surrender of, any outstanding warrants, options, or other rights to acquire Equity Interests of Borrower now or hereafter outstanding, and (d) any payments on account of management, consulting or similar fees or any success fees (including, without limitation, the Management Debt).

“Restricted Payment Conditions” means (x) Excess Availability at all times during the 30 day period ending on the date of such Restricted Payment is greater than 40% of the Line Cap (or, if the Fixed Charge Condition is satisfied, 25% of the Line Cap), (y) after giving effect to

Schedule 1.1 to the Credit Agreement

a Restricted Payment, incurrence of Permitted Indebtedness described in paragraph (i) of the definition thereof or a Permitted Acquisition (each, a “Payment Event”), Excess Availability is greater than 40% of the Line Cap (or, if the Fixed Charge Condition is satisfied, greater than 25% of the Line Cap), and (z) projected Excess Availability at all times during the 6-month period following the date of such Payment Event is greater than 40% of the Line Cap (or, if the Fixed Charge Condition is satisfied, greater than 25% of the Line Cap) (in each case after giving effect to such Payment Event and as set forth in Excess Availability projections delivered by Borrower to, and satisfactory to, Agent).

“Restructuring and Integration Costs” means business optimization expenses and other restructuring and integration charges (including, without limitation, the costs associated with business optimization programs, including costs of consultants, relocation and recruiting expenses, back office closures, retention costs, severance costs and system establishment costs) in connection with any Permitted Acquisition after the closing date of such Permitted Acquisition through the first anniversary of the closing date of such Permitted Acquisition.

“Revaluation Date” means (a) with respect to any Revolving Loan denominated in US Dollars, each of the following: (i) each date of a Borrowing of such Revolving Loan, (ii) each date of a continuation of such Revolving Loan pursuant to Section 2.12, and (iii) such additional dates as Agent shall determine or the Required Lenders shall require, (b) with respect to any Letter of Credit denominated in US Dollars, each of the following: (i) each date of issuance of such Letter of Credit, (ii) each date of an amendment of such Letter of Credit having the effect of increasing the amount thereof, (iii) each date of any payment by an Issuing Lender under such Letter of Credit, and (iv) such additional dates as Agent or an Issuing Lender shall determine or the Required Lenders shall require, and (c) with respect to any other Obligations denominated in US Dollars, each date as Agent shall determine unless otherwise prescribed in this Agreement or any other Loan Documents.

“Revolver Commitment” means, with respect to each Revolving Lender, its Revolver Commitment, and, with respect to all Revolving Lenders, their Revolver Commitments, in each case as set forth beside such Revolving Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Revolving Lender became a Revolving Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“Revolver Usage” means, as of any date of determination, the sum of (a) the amount of outstanding Revolving Loans (inclusive of Swing Loans and Protective Advances), plus (b) the amount of the Letter of Credit Usage.

“Revolving Lender” means a Lender that has a Revolver Commitment or that has an outstanding Revolving Loan.

“Revolving Loan Exposure” means, with respect to any Revolving Lender, as of any date of determination (a) prior to the termination of the Revolver Commitments, the amount of such Lender’s Revolver Commitment, and (b) after the termination of the Revolver Commitments, the aggregate outstanding principal amount of the Revolving Loans of such Lender.

Schedule 1.1 to the Credit Agreement

“Revolving Loans” has the meaning specified therefor in Section 2.1(a) of the Agreement.

“Rolex Canada Collateral” means Collateral of Borrower consisting of Rolex, Tudor and Cellini watches, watchbands, parts and other accessories now or hereafter sold by Rolex Canada Ltd. to Borrower, and all other new Rolex, Tudor and Cellini watches, watch bands, parts and other accessories hereinafter held by Borrower and all cash proceeds of any of the foregoing, including insurance proceeds (but specifically excluding accounts receivable), together with all rights and property of every kind at any time in the possession or control of Rolex Canada Ltd., or any of its agents, or in transit to it, belonging to, for the account of, or subject to the order of such Borrower.

“Rolex Canada Documents” means collectively, (i) the Official Rolex Retailer Agreement dated as of June 6, 2017 between Rolex Canada Ltd. and Borrower, (ii) the Official Rolex Retailer Agreement dated as of June 6, 2017 between Rolex Canada Ltd. and Borrower (carrying on business as Brinkhaus), (iii) the Official Tudor Reseller Agreement dated as of June 6, 2017 between Rolex Canada Ltd. and Borrower, and (iv) the Rolex Canada Security Agreement.

“Rolex Canada Liens” means Liens on the Rolex Canada Collateral granted in favor of Rolex Canada Ltd. pursuant to the Rolex Canada Security Agreement provided that such Liens are subject to the Rolex Canada Subordination Agreement.

“Rolex Canada Security Agreement” means collectively, all security agreements, if any, entered into between the Canadian Borrower and Rolex Canada Ltd. pursuant to Section 3.04 of the Rolex Canada Document described in clause (i) of the definition thereof, which security agreements shall be on terms and conditions satisfactory to Agent and the Required Lenders.

“Rolex Canada Subordination Agreement” means the subordination provisions of the Rolex Canada Security Agreement, which shall be on terms and conditions satisfactory to Agent and the Required Lenders, and affirmed by Rolex Canada Ltd. pursuant to an acknowledgement letter in form and substance satisfactory to Agent and the Required Lenders, and addressed to the Agent from Rolex Canada Ltd. and acknowledged by Borrower.

“Sale Leaseback Transactions” means sales of any fixed or capital assets acquired after the Closing Date by any Loan Party or any Subsidiary: (w) that are made for cash consideration in an amount not less than the fair value of such fixed or capital assets and are consummated within 180 days after such Loan Party or such Subsidiary completes the capital expenditure project for the relevant store or corporate initiative which involved the acquisition or construction of such fixed or capital assets, (x) in respect of which such fixed or capital assets are not assets included in the computation of Borrowing Base, (y) in respect of which the proceeds shall be applied to repay the Revolving Loans and/or Letter of Credit Collateralization, as the case may be (without a permanent reduction in the Commitments) and (z) in respect of which such fixed or capital assets are immediately thereafter leased back to the applicable Loan Party or Subsidiary through a Capital Lease, provided that for certainty, the fixed or capital assets subject to such sales shall not include Inventory or Accounts and shall be limited to the furniture, fixtures and equipment (as such term is defined in the PPSA), including information technology equipment, of any Loan Party or any Subsidiary which are located at a retail location or the chief executive office of any Loan Party or any Subsidiary.

Schedule 1.1 to the Credit Agreement

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case of clauses (a) through (d) that is itself a target of Sanctions.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN list or any other Sanctions-related list maintained by any relevant Sanctions authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a Sanctioned Country, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.

“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of Treasury, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) Her Majesty’s Treasury of the United Kingdom, or (e) any other Governmental Authority with jurisdiction over any member of Lender Group or any Loan Party or any of their respective Subsidiaries or Affiliates.

“S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Secured Hedging Agreement” means any Hedging Agreement that is entered into by and between Borrower and any Hedge Provider that constitutes Permitted Indebtedness hereunder and is secured by the Agent’s Liens.

“Secured Hedging Obligations” means all Indebtedness and other obligations of Borrower arising under, or otherwise with respect to, any Secured Hedging Agreement.

“Securities Account” means a securities account (as that term is defined in the PPSA).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Settlement” has the meaning specified therefor in Section 2.3(e)(i) of the Agreement.

Schedule 1.1 to the Credit Agreement

“Settlement Date” has the meaning specified therefor in Section 2.3(e)(i) of the Agreement.

“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s debts (including contingent liabilities) is less than all of such Person’s assets, (b) such Person is not engaged or about to engage in a business or transaction for which the remaining assets of such Person are unreasonably small in relation to the business or transaction or for which the property remaining with such Person is an unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (d) such Person is “solvent” or not “insolvent”, as applicable within the meaning given those terms and similar terms under applicable Insolvency Law or other laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Spot Rate” means, for a currency, the rate determined by Agent to be the rate quoted by Wells Fargo acting in such capacity as the spot rate for the purchase by Wells Fargo of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. (New York time) on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided, that Agent may obtain such spot rate from another financial institution designated by Agent if Wells Fargo acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

“Standard Letter of Credit Practice” means, for an Issuing Lender, any domestic or foreign law or letter of credit practices applicable in the city in which such Issuing Lender issued the applicable Letter of Credit or, for its branch or correspondent, such laws and practices applicable in the city in which it has advised, confirmed or negotiated such Letter of Credit, as the case may be, in each case, (a) which letter of credit practices are of banks that regularly issue letters of credit in the particular city, and (b) which laws or letter of credit practices are required or permitted under ISP or UCP, as chosen in the applicable Letter of Credit.

“STA” means the Securities Transfer Act, 2006 (Ontario) or to the extent applicable, comparable legislation in other Canadian provinces.

“Subject Permitted Acquisition” has the meaning specified therefor in the definition of “Permitted Dispositions”.

“Subordinated Debt” means collectively, the Management Debt, the Quebec Subordinated Debt, the Montrovest Debt and any Additional Subordinated Debt.

“Subordination Agreements” means collectively, the Management Subordination Agreement, the Quebec Subordination Agreements, the Rolex Canada Subordination Agreements, the Montrovest Subordination Agreement and any other subordination agreement entered into by or among any Loan Party, any subordinated creditor and Agent, in form, scope and substance satisfactory to the Agent and the Required Lenders.

Schedule 1.1 to the Credit Agreement

“Subsidiary” of a Person means a corporation, partnership, limited liability company, unlimited liability corporation, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity.

“Supermajority Lenders” means, at any time, Lenders having or holding more than 66 2/3% of the sum of the aggregate Canadian Dollar Equivalent of the Revolving Loan Exposure of all Lenders; provided, that (i) the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Lenders, and (ii) at any time there are 2 or more Lenders, “Supermajority Lenders” must include at least 2 Lenders (who are not Affiliates of one another).

“Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swing Lender” means Agent or any other Lender that, at the request of Borrower and with the consent of Agent agrees, in such Lender’s sole discretion, to become the Swing Lender under Section 2.3(b) of the Agreement.

“Swing Loan” has the meaning specified therefor in Section 2.3(b) of the Agreement.

“Swing Loan Exposure” means, as of any date of determination with respect to any Lender, such Lender’s Pro Rata Share of the Swing Loans on such date.

“Taxes” means any Taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

“Tax Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement.

“Test Period” shall mean, for any date of determination under this Agreement, the twelve consecutive months of Borrower most recently ended as of such date of determination.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600 and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Letter of Credit is issued.

“Underlying Issuer” means The Toronto-Dominion Bank or one of its Affiliates or such other Person that is acceptable to Agent and Borrower.

“United States” means the United States of America.

Schedule 1.1 to the Credit Agreement

“Unused Line Fee” has the meaning specified therefor in Section 2.10(b).

“US Base Rate” means the greatest of (a) the Federal Funds Rate plus  1⁄2%, (b) the LIBOR Rate (which rate shall be calculated based upon an Interest Period of 1 month and shall be determined on a daily basis), plus 1 percentage point, and (c) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate.

“US Designated Account” means the US Dollar Deposit Account(s) of Borrower identified on Schedule D-2 to the Agreement (or such other Deposit Account(s) of Borrower located at Designated Account Bank that has been designated as such, in writing, by Administrative Borrower to Agent).

“US Dollars” or “US$” means United States dollars.

“US Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in US Dollars, such amount; and (b) with respect to any amount denominated in Canadian Dollars, the equivalent amount thereof in US Dollars as determined by Agent, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date or such other date determined by Agent) for the purchase of US Dollars with Canadian Dollars.

“US Loan Account” has the meaning specified therefor in Section 2.9 of the Agreement.

“US Stock Purchase Agreement” means that certain Stock Purchase Agreement entered into as of August 11, 2017 by and between Aurum Holdings Ltd. and Birks Group Inc. for the purchase of all shares of capital stock of Mayor’s Jewelers, Inc.

“Voidable Transfer” has the meaning specified therefor in Section 17.8 of the Agreement.

“Wells Fargo” means Wells Fargo Bank, National Association, a national banking association.

“WF Canada” means Wells Fargo Canada Corporation.

Schedule 1.1 to the Credit Agreement